Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

UNITED COMMUNITY BANK,

UNITED COMMUNITY BANKS, INC.
(solely for the limited purposes set forth herein)

and

NAVITAS TOPCO LLC

Dated as of June 11, 2026

(continued)

(continued)

(continued)

(continued)

Annexes and Exhibits

Annex 1:	Specific Accounting Policies
Annex 2:	Reference Non-Portfolio Net Assets/Liabilities Calculation
Annex 3:	Reference Balance Sheet
Annex 4:	Reference Owned Portfolio Assets Amount Calculation
Exhibit A:	Employment Agreement Parties
Exhibit B:	Form of Transition Services Agreement
Exhibit C:	Form of Intellectual Property Assignment Agreement
Exhibit D:	Eligibility Criteria
Exhibit E:	Credit Requirements
Exhibit F:	Form of Representation and Warranty Insurance Policy
Exhibit G:	Governance Plan
Exhibit H:	Transaction Steps

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of June 11, 2026, is made by and among United Community Bank, a South Carolina state-chartered bank (“Seller”), Navitas TopCo LLC, a Delaware limited liability company (“Purchaser”), and, solely for purposes of the Specified Provisions, United Community Banks, Inc., a Georgia corporation (“Parent”).

RECITALS

WHEREAS, Seller owns 100% of the issued and outstanding shares of Navitas Credit Corp., a Florida corporation (the “Finance Company”) and NLFC Reinsurance Corp., a Tennessee corporation (the “Reinsurance Company” and, together with the Finance Company, the “Companies” and individually, each a “Company”);

WHEREAS, the Companies own and operate the Business;

WHEREAS, Parent, Seller and the Companies intend to cause the Transaction Steps to be completed at or prior to the Closing, as applicable;

WHEREAS, at the Closing, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Company Shares and the Business for cash, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a material inducement to Seller’s willingness to enter into this Agreement, WAYS (the “Guarantor”), has delivered to Seller a limited guarantee (the “Limited Guarantee”), pursuant to which the Guarantor has agreed to guarantee, subject to the terms and limitations set forth therein, certain obligations of Purchaser under this Agreement, including the payment of the Termination Fee and certain other specified monetary obligations arising in connection with the Transactions; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and material inducement to Purchaser’s willingness to enter into this Agreement, each of the individuals set forth on Exhibit A has duly executed and delivered to Purchaser an employment agreement in respect of their employment with the Finance Company or the Reinsurance Company, as applicable, to be effective as of the Closing (collectively, the “Employment Agreements”).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

Article I
DEFINITIONS

Section 1.1            Definitions. Capitalized terms used in this Agreement shall have the meanings assigned to them in this Section 1.1 or as separately defined elsewhere in this Agreement.

“Accounting Principles” means (a) the specific accounting policies set forth on Annex 1, (b) to the extent not inconsistent with clause (a) above, and solely to the extent consistent with GAAP, the same accounting methods, policies, practices, and procedures, including classifications, used by the Companies in the preparation of the Finance Company Financial Statements and the Reinsurance Company Financial Statements, each as of December 31, 2025, and (c) GAAP, provided that, in the event of a conflict, clause (c) shall take precedence over clauses (a) and (b) and if such accounting policies described in clause (b) are inconsistent with clause (a), clause (a) shall control.

“Action” means any action, claim, assessment, suspension, inquiry, examination, charge, enforcement action, mediation, suit, hearing, audit, investigation, arbitration, regulatory limitation or other proceeding (in each case, whether public or private, civil or criminal, at Law or in equity, or by or before, or otherwise involving, any Governmental Entity, mediator or arbiter).

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, controlling, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing, for all purposes of this Agreement, except for the purposes of Section 7.2 (Publicity), Section 7.3(d) (Confidentiality), Section 7.9(c) (Antitrust Filings), Section 7.16 (No Negotiations), Section 9.3 (Effect of Termination), Section 9.4 (Termination Fee), Section 10.3 (Legal Waiver), Section 10.4(a) (Indemnification Obligations), Section 10.4(f)(v) (Indemnification Obligations), Section 11.1 (Assignment; Binding Effect), Section 11.16 (Disclaimer of Representations and Warranties), Section 11.17 (Non-Recourse), and the definitions of “Burdensome Condition,” “Confidential Information,” “Debt Financing Sources,” “Purchaser Indemnified Parties,” “Purchaser Non-Released Claims” and “Purchaser Related Parties” (and, for purposes of clarity, in any provision in which such definition is used for purposes of applying such term to an Affiliate identified in such term), in no event shall Wafra, any investment fund, investment vehicle or managed accounts, and any other similar entities affiliated with, or managed or advised by, Wafra or its Affiliates, or any direct or indirect portfolio company or portfolio investment of the foregoing, or any direct or indirect equityholders, limited partners, general partners, members, managers, or stockholders of the foregoing, be considered, deemed or determined to be an Affiliate of Purchaser. Prior to the Closing, each Company shall be considered an “Affiliate” of Seller, and, as of and after the Closing, each Company shall be considered an “Affiliate” of Purchaser.

“AI Technologies” means an engineered or machine-based system, software, model, tool, utility or other technology, whether developed in-house or by a third party, that, for a given set of human-defined objectives, generates outputs such as predictions, recommendations or decisions, influencing real or virtual environments, and that operates (in whole or in part) through data-driven, learning-based, or otherwise non-deterministic or adaptive methods. This includes, but is not limited to, artificial intelligence, automated decision making, or machine learning technologies.

“Associated Person” means any directors, officers, employees, agents and/or independent contractors of Seller, any Related Party of Seller, the Business, the Finance Company or Reinsurance Company, as applicable.

“Base Purchase Price” means an amount equal to (a) the Owned Portfolio Assets Amount as of the Effective Time (which amount shall not exceed $2,150,000,000), plus (b) the product of (x) and (y), where (x) equals 0.07346 and (y) equals the lesser of (i) $1,756,008,306 and (ii) the Owned Portfolio Assets Amount as of the Effective Time.

“Benefit Plan” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all other compensation or benefit plans, programs, policies, practices, agreements or arrangements, including any stock option, stock purchase, restricted stock, equity or equity-based compensation, incentive, deferred compensation, disability, hospitalization, health, medical, retiree medical or life insurance, fringe benefit, tax gross-up, tuition reimbursement, flexible spending account or scholarship, pension, retirement, profit-sharing, savings, supplemental retirement, retention, bonus, commission, employment, consulting, change in control, unemployment benefits, sick leave, vacation pay, paid time off, termination or severance, or any other similar plans, programs, policies, practices, agreements or arrangements, in each case, whether written or unwritten, (a) that are maintained, contributed to or sponsored by, or required to be contributed to by, Seller, any Company, or any of their Affiliates for the benefit of any current or former employee, officer, director, or other individual service provider of any Company, (b) with respect to which any Company is a party, or (c) with respect to which any Company could reasonably be expected to have any Liability, including Liability on account of an ERISA Affiliate.

“Burdensome Condition” means any measure, requirement, obligation, commitment, limitation or condition: (a) requiring the holding separate, license, sale, divestiture, transfer or other disposition of any assets, properties, businesses, operations or leases of the Companies or the Business, except as, individually or in the aggregate, is not, and would not reasonably be expected to be, adverse to the assets, revenues, results of, operations or financial condition of the Companies or the Business in any material respect; (b) requiring any limitation on the conduct or actions of Purchaser that would, individually or in the aggregate, reasonably be expected to have an adverse effect on governance or information rights necessary for Purchaser to operate the Companies or the Business as currently conducted following the Closing in any material respect, after giving effect to permissible alternative arrangements; (c) relating to, or with respect to, Purchaser, any of its Investors or any of their respective Affiliates (excluding the Companies or the Business), in connection with the Transaction; and/or (d) requiring the disclosure of any proprietary information about Wafra’s, any other Investor’s or any of their respective Affiliates’ organizational structure, operations or investors, or any non-public personal information about Wafra’s, any other Investor’s or any of their respective Affiliates’ control persons or other beneficial owners or requiring such persons or owners to take any action in such capacity (excluding, for purposes of clarity, disclosures pertaining directly to WAYS (and not its direct or indirect investors), its Subsidiaries and/or Wafra (and not its direct or indirect investors)).

“Business” means the businesses conducted by, or on behalf of, and the operations of, each Company in the twelve (12)-month period immediately preceding the date hereof, in the period between the date hereof and Closing and/or any business anticipated to be conducted by any Company for which such Company, Seller or any of its Affiliates (in each case, on behalf of such Company) has taken bona fide and measurable steps to pursue.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Georgia, New York, or South Carolina or other state or jurisdiction of Purchaser or any Investor are authorized by law or executive order to be closed.

“Business Equipment” means any and all equipment, machinery, tools, motors, devices, apparatus, furniture, fixtures, furnishings, vehicles, computer hardware, parts, software, and other tangible personal property and goods, in each case, wherever located, that is the subject of an Equipment Financing or Third Party Serviced Contract, and including all accessories, attachments, additions, replacements, improvements, substitutions, and accessions thereto, together with all manuals, instructions, and documentation relating thereto.

“Cash” means, without duplication, the aggregate amount of cash, cash equivalents and marketable securities that are immediately convertible into cash without penalty of the Companies, in each case, solely to the extent held in the name of, or on behalf of, or deposited in accounts controlled by, any of the Companies, and shall (a) include (i) any uncashed or uncleared checks that have been received by the Companies and (ii) wire transfers, deposits and other receipts in transit received for the account of the Companies that are not yet credited to the account of the Companies, and (b) exclude (i) any uncashed or uncleared checks written by any of the Companies, (ii) outbound wire transfers, drafts or other withdrawals of the Companies that are still outstanding or yet to clear, and (iii) any Restricted Cash; provided, however, the definition of “Cash” shall not include any amount included in the calculation of Closing Non-Portfolio Net Assets/Liabilities or the Owned Portfolio Assets Amount (or any correlative definition thereof).

“Closing Cash” means the aggregate amount of Cash held by the Companies as of the Effective Time, as calculated in accordance with the Accounting Principles. Notwithstanding anything to the contrary in this Agreement, “Closing Cash” shall be reduced by any use of cash or cash equivalents, or activity involving cash or cash equivalents, that would violate Section 7.1(b) of this Agreement, any distribution of cash, and any use of cash to satisfy Transaction Expenses or repay Indebtedness, between the Effective Time and Closing. Notwithstanding the foregoing, in calculating the amount of Closing Cash as of the Effective Time as adjusted pursuant to the immediately foregoing sentence, if the aggregate amount of Closing Cash is in excess of $30,000,000, then Closing Cash will be equal to $30,000,000.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Companies as of immediately prior to the Closing, as calculated in accordance with the Accounting Principles.

“Closing Non-Portfolio Net Assets/Liabilities” means the amount equal to (a) the book value of the non-portfolio assets of the Companies, minus (b) the book value of the non-portfolio liabilities of the Companies, in each case as of the Effective Time and, in each case, calculated in accordance with the Accounting Principles and, solely to the extent consistent therewith, the same accounting methods, policies, practices, and procedures used to prepare the Reference Non-Portfolio Net Assets/Liabilities Calculation.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or similar state or local Law.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Financing Disclosure Laws” means all Laws requiring the delivery of disclosures in connection with offers or extensions of commercial financing.

“Company Benefit Plan” means any Benefit Plan sponsored or maintained solely by a Company.

“Company Data” means all data, information and data compilations contained in the IT Systems of Seller or any of its Affiliates, including Personal Data and confidential information, that are used by a Company or necessary to the Business.

“Company Employees” means, collectively, those individuals employed by a Company as of the applicable date of determination, whether active or inactive, including any employees of Seller or any of its Affiliates (other than any Company) who primarily perform services for the Business as listed in Section 4.14(c)(i) of the Finance Company Disclosure Schedule.

“Company Privacy Policies” means each written privacy policy, notice, representation, or statement of either Company relating or made pursuant to any Data Privacy, AI, and Security Requirements, including any such policy, notice, representation or statement, relating to the data protection, Processing, security, collection, storage, disclosure or transfer of any Personal Data.

“Company Shares” means the Finance Company Common Stock and the Reinsurance Company Common Stock (which shall constitute 100% of the issued and outstanding Equity Securities of the Companies).

“Compensatory Tax Obligations” means, with respect to any compensatory payments or benefits to be paid prior to, or on or after, the Closing, the employer’s portion of any applicable Taxes relating to any such compensatory payments or benefits, including any payroll, social security, social insurance, employment or similar Taxes, or any Tax “gross up” or similar obligations made or required to be made on or in respect of such payments or benefits, calculated in a manner consistent with the Accounting Principles.

“Concentration Limits” has the meaning set forth on Schedule 1.1(a).

“Contract” means, with respect to any Person, any written or oral agreement, indenture, debt instrument, instrument, contract, executory contract, side letter, transaction documents, agreements or arrangements of any kind, or commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, bonds (including surety bonds), guarantees, sublicenses, subcontracts, letters of intent and purchase orders), to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties or assets is subject, including any amendments thereto.

“Controlled Group Liability” means any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuing coverage requirements of COBRA, (e) under Section 502(i) or 502(l) of ERISA, or (f) with respect to a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

“Customer” means any Person who (a) is the borrower, lessee, obligor or purchaser in respect of an Equipment Financing or Third Party Serviced Contract or otherwise a party to any Equipment Finance Contract or Third Party Serviced Contract (other than the Finance Company), (b) who guarantees or is otherwise liable for the obligations of any such party under such Equipment Finance Contract or Third Party Serviced Contract, or (c) otherwise acts as an intermediary or customer for an Equipment Financing or engages in Syndications with the Finance Company.

“Data Privacy, AI, and Security Requirements” means all applicable Laws, industry requirements to which Seller and its Affiliates (including each Company) (to the extent pertaining to the Business) has agreed to comply or represented compliance, Company Privacy Policies, and Contracts relating to (a) the privacy, confidentiality, integrity, availability, collection, use, access, Processing, protection, Security Incident notification, cross-border transfer, deletion or disclosure of Company Data or IT Systems, (b) cybersecurity (including secure software development and Security Incident notification), or (c) AI Technologies.

“Debt Financing Sources” means the Persons (other than Purchaser and its Affiliates), if any, that have committed or subsequently commit, after the date hereof, to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing or any Alternative Financing in connection with the transactions contemplated by this Agreement (including any arrangers, agents, underwriters, placement agents, investors or initial purchasers in connection with the Debt Financing or any Alternative Financing).

“Disclosure Schedule” means the Finance Company Disclosure Schedule, the Reinsurance Company Disclosure Schedule, and the Seller Disclosure Schedule, as applicable.

“Electronic Data Room” means the electronic data room established by or on behalf of the Companies in connection with the Transactions.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation, charge, preference, priority, license, deed of trust, title or survey defect, lease, sublease, covenant, condition, option, warrant, claim, community property interest, right of others, easement or right of way, encroachment, collateral security agreement, UCC financing statement, reservation, equitable interest, servitude, variance, right of first refusal, right of first offer, conditional sale or other title retention agreement, proxy, restrictive covenant, restriction on transfer of title or other similar encumbrance (including any restriction on use, voting, transfer, ownership, alienation, receipt of income or exercise of any other attribute of ownership), voting trust, matter of record or encumbrance of any kind, except for any restrictions arising under any applicable securities Laws.

“Equipment Finance Contract” means any Contract evidencing an Equipment Financing.

“Equipment Financing” means any equipment lease, equipment finance agreement, conditional sale contract or other equipment finance credit arrangement in which the Finance Company is (or was the original) lessor, seller, or creditor, in each case, in relation to a Third Party borrower, conditional purchaser, or lessee in the Business, including with respect to Business Equipment.

“Equity Financing Sources” means one or more funds or entities advised or managed, directly or indirectly, by Wafra.

“Equity Securities” means, (a) if a Person is a corporation, the shares, interests, participations or other equivalents of capital stock of such corporation, (b) if a Person is a form of entity other than a corporation, ownership interests in such form of entity, whether membership interests, partnership interests or other such interest or (c) any option, warrant, derivative, pledge, purchase right, conversion right, exchange right (including convertible debt), stock unit, stock appreciation right, restricted stock, performance units, contingent value rights, “phantom” stock, calls, subscriptions, rights of first refusal, rights of first offer, or other rights, agreements or commitments relating to or other obligation that would entitle any other Person to acquire any of the interests of the types set forth in the foregoing clauses (a) and (b) or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Non-Portfolio Net Assets/Liabilities Deficiency” means the amount of the difference, if any, expressed as an absolute value, by which the Estimated Non-Portfolio Net Assets/Liabilities is less than zero.

“Estimated Non-Portfolio Net Assets/Liabilities Surplus” means the amount of the difference, if any, expressed as an absolute value, by which the Estimated Non-Portfolio Net Assets/Liabilities is greater than zero.

“Event of Loss” means, with respect to any Business Equipment, an “Event of Loss,” “Loss,” “Casualty,” “Casualty Event” or “Total Loss” (as such term or similar term is defined in the applicable Equipment Finance Contract or Third Party Serviced Contract (as applicable)); provided, however, that if there is not such a term or provision in the applicable Equipment Finance Contract, Third Party Serviced Contract or Business Equipment is not subject to an Equipment Finance Contract, “Event of Loss” shall mean that such Business Equipment does not exist or is lost, stolen, scrapped, destroyed, rendered permanently unfit for the intended use, damaged beyond economic repair or taken or requisitioned by any Governmental Entity or any Person (other than the Finance Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Excluded Assets” means (a) the assets and properties set forth on Schedule 1.1(b), (b) all other assets and properties exclusively used in the Retained Business and (c) any other assets and properties (including any Equipment Financing) as identified by Purchaser, in good faith and acting reasonably, to constitute an Excluded Asset as a result of such asset or property failing to conform with the Eligibility Criteria (without regard to “materiality”, “material respects” or similar qualifiers set forth in the determination of Eligibility Criteria).

“Excluded Liability” means any and all Liabilities associated with, based upon, arising out of, in connection with, or relating to, any present, past or future use or ownership of any Excluded Asset, Excluded Shared Assets and/or any present, past or future operations or conduct of the Retained Business, in each case, whether arising or accrued before, on or after the Closing Date; provided, however, no Excluded Shared Assets shall be deemed included in this definition of “Excluded Liability” solely to the extent, and for only so long as, the responsibility for Liabilities in respect thereof is specifically addressed under the terms of the Transition Services Agreement.

“Excluded Shared Assets” means the categories of functions, services, processes, Contracts and assets set forth on Schedule 1.1(c); provided, that for purposes of clarity, no Excluded Shared Asset shall include any asset (whether tangible or intangible) or right that is owned by the Companies or, with respect to Contracts, to which a Company is the direct contracting party thereto, including any direct lease or license by the Companies, or otherwise comprises a Contract, asset or right that is used primarily in the Business.

“Existing Financing Statements” means those certain financing statements set forth on Schedule 1.1(i) and Schedule 1.1(ii).

“Finance Company Common Stock” means the common stock, no par value, of Finance Company.

“Finance Company Disclosure Schedule” means the disclosure schedule of Finance Company referred to in, and delivered pursuant to, this Agreement.

“Finance Company Latest Balance Sheet” means the balance sheet of the Finance Company dated as of March 31, 2026.

“Finance Company Latest Balance Sheet Date” means the date of the Finance Company Latest Balance Sheet.

“Finance Company Registered Intellectual Property” shall have the meaning set forth in Section 4.17(a).

“Finance Company Software” means any Software that is Owned Intellectual Property.

“Financial Regulatory Laws” means all Laws relating to (a) the licensing or registration of lenders, lessors, brokers, servicers or collection agencies, (b) usury, interest, and fee limitations, (c) Commercial Financing Disclosure Laws, and (d) consumer reports, adverse action, and privacy and data security in connection with credit decisioning, servicing, or collections.

“Financing” means the Equity Financing together with the Debt Financing (including any Alternative Financing).

“Fraud” means actual and intentional fraud under Delaware common law by any Person in respect of the representations and warranties made in Article III, Article IV, Article V, or Article VI of this Agreement or in any certificate delivered pursuant to the terms of this Agreement, as applicable. For the avoidance of doubt, “Fraud” does not include constructive fraud or any torts based on negligence or recklessness.

“GAAP” means U.S. generally accepted accounting principles, as in effect as of the date of this Agreement.

“Governmental Entity” means any governmental, regulatory (including any Insurance Regulator) or administrative authority (including any agency, bureau, board, commission, court, department, official, political subdivision, tribunal, insurance department or other instrumentality of any government, or any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature), whether foreign, domestic, federal, provincial, state or local, any self-regulatory organization (including any securities exchange), any arbitrational tribunal or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Governmental Order” means any action, claim, assessment, suspension, inquiry, examination, charge, enforcement action, mediation, suit, hearing, audit, investigation, arbitration, regulatory limitation or other proceeding (in each case, whether public or private, civil or criminal, at Law or in equity, or by or before, or otherwise involving, any Governmental Entity, mediator or arbiter).

“Held-for-Sale Contract” means any Equipment Financing (1) that is (a) originated by the Finance Company and at the time of origination is subject to a master sale arrangement with a Third Party to purchase such Equipment Financing from the Finance Company and (b) designated on the Closing Loan Tape to be sold by the Finance Company or Seller or any of its Affiliates (in respect of the Business) to a Third Party on a servicing-retained basis and (2) for which the purchase price for such contract or arrangement has yet to be paid to the Finance Company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound Third Party Serviced Contract” means any Equipment Financing owned by the Finance Company that was originated by a Third Party and sold to the Finance Company with servicing retained by such Third Party.

“Incremental Asset Premium” means an amount equal to the greater of (a) $0 and (b) the product of (x) and (y), where (x) equals 0.04 and (y) equals the difference between the Owned Portfolio Assets Amount as of the Effective Time (which amount shall not exceed $2,150,000,000) and $1,756,008,306; provided, however, in no event shall the “Incremental Asset Premium” exceed $15,759,667.76.

“Indebtedness” means, with respect to the Companies, without duplication, the aggregate amount of all indebtedness, Liabilities and other obligations (including any unpaid principal, premium, accrued and unpaid interest, prepayment premiums, penalties, related expenses, make-whole payments, indemnities, breakage costs (including breakage fees payable on termination of arrangements), commitment and other fees, reimbursements and all other amounts payable in connection therewith, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, of such Person) in respect of, any (a) borrowed money, including any amounts owed by either Company to Seller or its Affiliates, (b) credit facility, (c) note, bond, debenture, mortgage, UCC financing statement or other debt security or similar interest, (d) conditional sale or other title retention agreements relating to property purchased by such Person, (e) letters of credit, surety bonds, bankers’ acceptances, or similar facilities, (f) leases required by GAAP to be categorized as capitalized leases (other than operating leases), (g) interest rate cap, option, derivatives, swap, collar or similar transactions or hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated as of the particular time of determination), (h) deferred purchase price of property or services, including any outstanding “earn out” and similar obligations with respect to any acquisition (which shall be calculated at the maximum potential amount due), (i) unpaid dividends and/or distributions or other amounts payable in respect of previously declared dividends, loans or other amounts owed to Seller or its Affiliates, (j) deferred revenue and/or collected but unearned revenue, (k) secured by an Encumbrance (other than a Permitted Encumbrance) upon property owned by any of the Companies, (l) the Tax Liability Amount, (m) any outstanding (whether or not accrued), earned or unpaid bonuses (as such amounts are calculated assuming that each key performance indicator applicable to any such bonus is achieved at 100% of the target amount for the fiscal year or fiscal quarter, as applicable), commissions, incentive payments, or other compensation or benefits, (n) any amounts in respect of accrued but unused vacation and other paid time off that become payable as a result of any termination of employment or other service occurring prior to the Closing, but remain unpaid as of immediately prior to the Closing, (o) severance in respect of any termination of employment or other service that occurs (or for which notice is provided) on or prior to the Closing, (p) employer contributions not yet made to Qualified Plans that relate to compensation earned on or prior to the Closing, (q) unfunded or underfunded deferred compensation, post-termination welfare, insurance and pension benefits, in each case, together with the Compensatory Tax Obligations on or in respect of such amounts and any employer retirement plan contributions to any Qualified Plan relating to such amounts, and (r) all guarantees provided by the Companies in respect of the indebtedness or obligations referred to in the foregoing clauses (a) to (q); provided, however, that Indebtedness does not include (A) any liability reflected in the calculation of “Closing Non-Portfolio Net Assets/Liabilities”, including in respect of any applicable trade payables or accounts payable reflected therein, (B) any security deposit balance held on behalf of Customers with respect to Equipment Financings to the extent reflected as a reduction in the calculation of the “Owned Portfolio Assets Amount” and (C) any Intercompany Indebtedness.

“Independent Accountant” means a nationally recognized independent public accountant that is not providing (and during the preceding two (2)-year period has not provided) services to Purchaser, any of the Companies or any of their respective Affiliates (or, if none is available, a nationally recognized consulting or valuation firm) that is mutually agreeable to Seller and Purchaser (or, if Seller and Purchaser are unable to agree on the choice of such accounting, consulting or valuation firm as applicable, then such firm will be selected by lot, after Seller and Purchaser each submits two proposed firms and then excludes one firm designated by the other party).

“Information Security Program” means a written information security program that complies with applicable Data Privacy, AI, and Security Requirements, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Company Data and IT Systems, and that is at least as stringent as one or more relevant industry standards and that includes, at a minimum: (a) written policies and procedures regarding Company Data, and the Processing thereof; (b) administrative, technical and physical safeguards designed to protect the security, confidentiality, availability and integrity of any Company Data and IT Systems; (c) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; (d) a vendor and data processor cybersecurity and privacy risk management program; and (e) protections designed to prevent Security Incidents, Malicious Code, and the loss, misuse, unauthorized access to, or disruption of, the Processing of Company Data and IT Systems.

“Insurance Regulator” means the Tennessee Insurance Division and, with respect to any other jurisdiction, any Governmental Entity charged with the supervision of insurance companies in such other jurisdiction.

“Intellectual Property” means any and all protectable intellectual property and intellectual property rights, arising pursuant to the Laws of any jurisdiction throughout the world (including the right to sue and recover damages, costs and attorney’s fees for past, present and future infringement, misappropriation or dilution of same), including: (a) trademarks, service marks, trade names, and similar indicia of source or origin; all registrations and applications for registration thereof; and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property (including software) and related proprietary rights.

“Intercompany Indebtedness” means any intercompany indebtedness and other balances solely to the extent between or among the Companies.

“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Seller or any of its Affiliates (other than the Companies) to any Company.

“Intercompany Receivables” means all account, note or loan receivables and all advances (cash or otherwise) or any other extensions of credit that are receivable by Seller or any of its Affiliates (other than the Companies) from any Company.

“Investor” means any direct or indirect equity investor of Purchaser.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the computer systems, software, hardware, networks, and related information technology assets owned or purported to be owned by either Company and used primarily in the conduct of the Business, but excluding any Intellectual Property related to the foregoing.

“Knowledge” means, (a) with respect to Seller, the actual knowledge of any of the individuals set forth on Schedule 1.1(d), after and assuming reasonable inquiry of such individual’s direct reports, (b) with respect to the Finance Company, the actual knowledge of the individuals set forth on Schedule 1.1(e), after and assuming reasonable inquiry of such individual’s direct reports, (c) with respect to Reinsurance Company, the actual knowledge of the individuals set forth on Schedule 1.1(f), after and assuming reasonable inquiry of such individual’s direct reports and (d) with respect to Purchaser, the actual knowledge of any of the individuals set forth on Schedule 1.1(g), after reasonable inquiry of such individual’s direct reports.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, award, writ, Governmental Order, decree, directive, or injunction issued, promulgated, enforced or entered into by or with any Governmental Entity.

“Liability” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Loan” means a loan originated by any Retained Entity in the ordinary course that (a) bears interest at a fixed or variable rate and requires scheduled periodic payments of principal and interest, (b) the obligor has a contractual right to prepay the outstanding principal balance, in whole or in part, at any time prior to maturity (subject to customary prepayment fees or make-whole provisions), and (c) is not, and is not structured as, an equipment finance agreement, conditional sale contract, rental agreement, equipment lease (whether a true lease or a finance lease), or any other financing arrangement in which the obligor has a “hell or high water” payment obligation.

“Loan Tape” means a loan-level data file, in electronic format (including .xls or similar spreadsheet format), extracted from the servicing system of the Finance Company, setting forth, as of a specified date, the Specified Fields for each Equipment Financing owned or serviced by Finance Company, or the subject of a Third Party Serviced Contract, using the same methodology as the Reference Loan Tape. For the avoidance of doubt, each Held-for-Sale Contract and Outbound Third Party Serviced Contract will be reflected as such on any Loan Tape.

“Lookback Date” means the date that is three (3) years prior to the date of this Agreement.

“Lookback Period” means the period of time between the Lookback Date and the date of this Agreement.

“Losses” means any and all damages, losses, awards, Taxes, Liabilities, Encumbrances, penalties, demands, assessments, settlements, deficiencies, claims, causes of action, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind (including in respect of any first-party Action and/or Third Party Claim and including reasonable out-of-pocket fees and expenses of counsel, experts and other professionals, and the reasonable out-of-pocket costs of investigation, in each case, to the extent actually incurred in the investigation, negotiation, adjudication, settlement and/or pendency of a first-party Action and/or Third Party Claim), but excluding any punitive damages unless payable in connection with a Third Party Claim.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network on which such code is stored or installed; (b) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent; or (c) transmitting data.

“Material Adverse Effect” means, with respect to either Seller, any Company or the Business, as the case may be, any fact, effect, change, event, circumstance, condition, occurrence or development (each, an “Effect”) that (a) either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Business, such Person and/or any Subsidiaries thereof taken as a whole (provided that, with respect to this clause (a), none of the Effects to the extent arising out of the following will be taken into account in determining whether there has been a Material Adverse Effect: (i) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements or interpretations thereof, (ii) changes, after the date hereof, in Laws of general applicability to companies in the industries in which such Person and any of its Subsidiaries operate, (iii) changes, after the date hereof, in global, national or regional political conditions (including any outbreak, continuation or material escalation of acts of war (whether or not declared), cyberattacks, sabotage, an act of terrorism, or military actions, or in economic or market (including equity, credit and debt markets, as well as changes or fluctuations in interest rates, exchange rates or inflation)) or conditions affecting the financial services industry generally and, in each such case, not specifically related to the Business, such Person or its Subsidiaries, (iv) the occurrence of any hurricanes, earthquakes, tornados, floods, or other natural disasters, man-made disasters or any outbreak of any epidemic, pandemic or other public health event or emergency (including any law, directive or guideline issued by a Governmental Entity in response thereto) and, in each such case, not specifically affecting the Business, such Person or its Subsidiaries, as applicable, (v) the public disclosure of the execution of this Agreement or identity of Purchaser (including any effect of a Person’s relationship with its customers or employees) (excluding any representation or warranty referencing “Material Adverse Effect” in the context of any Effect on the execution of the Agreement, the consummation of the Transactions or the taking of actions under this Agreement), (vi) changes, after the date hereof, in Financial Regulatory Laws applicable to companies in the industries in which such Person and any of its Subsidiaries operate, (vii) any action expressly required by this Agreement or (viii) the failure, in and of itself, to meet internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); except, with respect to subclauses (i), (ii), (iii), (iv), and (vi), solely to the extent that such Effect is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Business, such Persons and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Business, such Persons and its Subsidiaries operate) or (b) does, or would reasonably be expected to, prevent, materially impair or materially delay (or has so prevented, materially impaired or materially delayed) the ability of such Person to consummate the Transactions and perform all of its material obligations hereunder and under the Transaction Agreements to which it is or will be a party.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 or 4064 of ERISA.

“Non-Permitted Transfers” means any assignment or transfer that, absent the consent of, or other action by, any third party or any Governmental Entity, would constitute a breach or violation of any Contract or applicable Law (or other duty owed to such third party or Governmental Entity) or adversely affect the rights of Purchaser or any of its Subsidiaries (including the Companies) thereunder.

“Non-Portfolio Net Assets/Liabilities Deficiency” means the amount of the difference (if any), expressed as an absolute value, by which the Closing Non-Portfolio Net Assets/Liabilities, as determined pursuant to Section 2.3(d)(i), is less than zero.

“Non-Portfolio Net Assets/Liabilities Surplus” means the amount of the difference (if any), expressed as an absolute value, by which the Closing Non-Portfolio Net Assets/Liabilities, as determined pursuant to Section 2.3(d)(i), is greater than zero.

“Open Source Software” means software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses.

“Organizational Documents” means, with respect to any Person, the memorandum and articles of association, articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement, shareholders’ agreement and all other similar formation or governing documents of such Person in connection with the creation, formation, governance or organization of a Person, including any amendments thereto.

“Outbound Third Party Serviced Contract” means any Equipment Financing serviced by the Finance Company on behalf of a Third Party as lender, lessor or conditional seller, including any Equipment Financing sold by the Finance Company to a Third Party on a servicing-retained basis.

“Owned Intellectual Property” means all Intellectual Property owned by or purported to be owned by the Finance Company as of immediately prior to the Closing, which for the avoidance of doubt, shall not include Retained IP or Retained Shared IP.

“Owned Portfolio Assets Amount” means the aggregate outstanding principal balance of Equipment Financings owned by the Companies as calculated in accordance with the Accounting Principles and, solely to the extent consistent therewith, the same accounting methods, policies, practices, and procedures used to prepare the Reference Owned Portfolio Assets Amount Calculation.

“Paid-off Indebtedness” means all Indebtedness of any Company described in clauses (a), (b), (c), (g), (h), and/or (r) of the definition of “Indebtedness.”

“Permit” means all Reinsurance Company Permits and all Finance Company Permits and all other permits, licenses, approvals, certificates, registrations, waivers, qualifications and other authorizations of and from any Governmental Entity under any Law or Governmental Order, in each case, necessary to operate the Business in the ordinary course.

“Permitted Encumbrance” means, with respect to any Company, Seller, Purchaser, or their Subsidiaries, as applicable: (a) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other similar Encumbrances arising or incurred in the ordinary course of business that secure amounts not yet due and payable or amounts the validity of which are being contested in good faith by appropriate proceedings and for which an appropriate reserve has been established on the Finance Company Financial Statements or Reinsurance Company Financial Statements in accordance with GAAP; (b) Encumbrances for Taxes, utilities and other governmental charges that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Finance Company Financial Statements or Reinsurance Company Financial Statements in accordance with GAAP; (c) Encumbrances on Business Equipment owned by the Finance Company for the benefit of the Finance Company arising under Equipment Financings that are in the form of conditional sales contracts or equipment leases with Third Parties entered into by the Finance Company as conditional seller or lessor, respectively, in the ordinary course of business consistent with past practice that are either (i) reflected in the Finance Company Financial Statements as of the Finance Company Latest Balance Sheet Date or (ii) incurred after the Finance Company Latest Balance Sheet Date in the ordinary course of business consistent with past practice, and (d) with respect to the Finance Company Leased Real Property that are: (i) conditions that may be shown by a current, accurate survey; (ii) easements, encroachments, restrictions, rights-of-way and any other non-monetary title encumbrances or defects; (iii) zoning, building and other similar restrictions; or (iv) liens arising from the provisions of the applicable Finance Company Real Property Leases; provided, however, that none of the foregoing described in this clause (d), individually or in the aggregate, materially impair the use, title and operation of the assets or property in the Business as currently conducted.

“Person” means any individual, firm, bank, savings bank or association, corporation, partnership, limited liability company, association, Governmental Entity, joint-stock company, business trust, joint venture, unincorporated organization, or other entity.

“Personal Data” means: (a) any information that relates to, is linked to, or is capable of being linked to an identified or identifiable individual; or (b) any information that is defined as “personally identifiable information,” “personal information,” “personal data,” or other similar terms by the Data Privacy, AI, and Security Requirements.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period and including the Closing Date.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, sharing, transfer, modification, or any other processing (as defined by Data Privacy, AI, and Security Requirements) of Company Data or IT Systems.

“Purchaser Non-Released Claims” means rights, obligations, claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to, (a) this Agreement, any other Transaction Agreement, the R&W Policy or any of the provisions set forth herein or therein (including any claims for indemnification pursuant to Section 10.4 and/or Section 2.3), (b) any employment agreement or similar arrangement (including any releases, confidentiality arrangements, undertakings and/or assignments) with employees or service providers of any of the Companies, (c) any matter unrelated to the Companies and the Transactions, (d) Fraud, (e) any gross negligence, willful or intentional misconduct or act of fraud by any past or present officer, director, manager or executive of any of the Companies, and/or (f) any commercial or trade agreements or arrangements in effect between Seller or its Affiliates, on the one hand, and any “portfolio company” (as such term is commonly understood in the private equity industry) of Purchaser or any of its Affiliates, on the other hand.

“Purchaser Related Party” means Purchaser, each Investor, their respective Affiliates and each of its and their respective past, present or future equityholders, members, general or limited partners, shareholders, investors, managers, directors, officers, controlling persons, employees, agents, trustees and their respective representatives, predecessors, heirs, successors and assigns (including, after the Closing, the Companies).

“Qualified Plan” means each Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

“Reference Balance Sheet” means the unaudited consolidated balance sheet of the Companies as of the Reference Balance Sheet Date, set forth on Annex 3.

“Reference Balance Sheet Date” means March 31, 2026.

“Reference Loan Tape” means that certain Loan Tape delivered to Purchaser on June 10, 2026 via the Intralinks data room entitled “Project CAP”.

“Reference Non-Portfolio Net Assets/Liabilities Calculation” means the sample calculation of the Closing Non-Portfolio Net Assets/Liabilities as of March 31, 2026, set forth on Annex 2.

“Reference Owned Portfolio Assets Amount Calculation” means the sample calculation of the Owned Portfolio Assets Amount as of March 31, 2026, set forth on Annex 4.

“Reference Statement” means, as applicable, (a) the Reference Balance Sheet, (b) the Reference Non-Portfolio Net Assets/Liabilities Calculation, (c) the Reference Owned Portfolio Assets Amount Calculation and (d) the Reference Loan Tape.

“Reference Tape Date” means May 31, 2026.

“Reinsurance Company Common Stock” means the common stock, no par value, of Reinsurance Company.

“Reinsurance Company Disclosure Schedule” means the disclosure schedule of Reinsurance Company referred to in, and delivered pursuant to, this Agreement.

“Reinsurance Company Latest Balance Sheet” means the balance sheet of the Reinsurance Company dated as of March 31, 2026.

“Reinsurance Company Latest Balance Sheet Date” means the date of the Reinsurance Company Latest Balance Sheet.

“Reinsurance Regulatory Laws” means all Laws issued, promulgated or enforced by any Insurance Regulator which are applicable to reinsurance companies.

“Related Claims” means all claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to this Agreement, the Transaction Agreements and any other document or instrument delivered pursuant to this Agreement or the Transaction Agreements, or the negotiation, execution, termination, validity, interpretation, construction, enforcement, performance or non-performance of this Agreement or the Transaction Agreements or otherwise arising from the Transactions or the relationship between the parties (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with, or as an inducement to enter into, this Agreement or the Transaction Agreements).

“Related Party” means any present officer, director, or shareholder of any Company or any Affiliate of any Company.

“Representatives” means, with respect to any Person, any of such Person’s directors, managers, or other members of such Person’s governing body, officers, employees, agents, advisors, Affiliates and representatives (including attorneys, accountants, consultants, bankers, and financial advisors).

“Restricted Cash” means, as of the Effective Time, the sum of any cash or cash equivalents of any of the Companies that is not freely usable as a result of any restrictions, limitations or Taxes on use or distribution by Law or Contract, including (a) security deposits and other cash collateral held by third parties, security deposits held on behalf of third parties, cash held as collateral with respect to high deductible or other insurance policies, credit card receivables and cash securing letters of credit, surety bonds, performance bonds, bankers’ acceptances and similar instruments issued for the account of any of the Companies, (b) any insurance or other proceeds received with respect to any casualty, condemnation or litigation to the extent the corresponding liability has not been discharged, if such liability has not been included in Indebtedness, Transaction Expenses or as a liability in Closing Non-Portfolio Net Assets/Liabilities, and (c) all Cash that is, directly or indirectly, subject to restrictions, limitations or imposition of any Taxes or adverse Tax consequences (or similar charge or fee) on use or distribution by Law, Contract or otherwise; provided, that “Restricted Cash” shall exclude any such cash to the extent there is a (i) any security deposit balance held on behalf of Customers with respect to Equipment Financings to the extent reflected as a reduction in the calculation of the “Owned Portfolio Assets Amount” or (ii) corresponding liability for such cash reflected in the calculation of “Closing Non-Portfolio Net Assets/Liabilities.”

“Restructuring Transactions” means the transactions contemplated under this Agreement in Section 7.15 (Transaction Steps) and Section 7.28 (Wrong Pockets).

“Retained Business” means the businesses conducted by Parent and its Subsidiaries (excluding the Companies), other than the Business, which for the avoidance of doubt includes the origination and servicing of Loans.

“Retained Entities” means Parent and all of the direct and indirect Subsidiaries of Parent other than the Companies.

“Retained IP” means all Intellectual Property owned or controlled by the Retained Entities that is exclusively used, held for use, developed, acquired, or licensed in connection with the operation of the Retained Business, whether before, on, or after the Closing Date, and whether such Intellectual Property exists as of the Closing Date or is developed, conceived, reduced to practice, authored, created, acquired, or obtained thereafter, including trademarks; provided, however, that Retained IP shall not include any Owned Intellectual Property.

“Retained Shared IP” means all Intellectual Property, excluding Retained IP and Owned Intellectual Property, that is used in the conduct of the Business as of the Closing Date, owned by the Retained Entities including as set forth on Schedule 7.23.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, and any other applicable state, foreign or federal securities Laws.

“Security Incident” means any material unauthorized Processing of Company Data, any Personal Data breach (as defined by Data Privacy, AI, and Security Requirements), any unauthorized access or disruption to the IT Systems, or any incident involving any of the foregoing that may require notification to any Person under Data Privacy, AI, and Security Requirements.

“Seller Disclosure Schedule” means the disclosure schedule of Seller referred to in, and delivered pursuant to, this Agreement.

“Software” means all (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code, executable code or object code, (b) databases and compilations, including all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (d) websites, social media networks and apps, and (e) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Fields” means the categories of information and the fields to apply to any Loan Tape (including the Reference Loan Tape) as set forth on Schedule 1.1(h).

“Specified Provisions” means, without limiting any obligation of Parent to take action as an Affiliate of Seller, each of Sections 3.9 (No Other Representations or Warranties), 7.1 (Conduct of Business), 7.2 (Publicity), 7.3(b), 7.3(c) and 7.3(d) (Confidentiality), 7.7 (Access to Information; Records Preservation), 7.8 (Regulatory Approvals), 7.9 (Antitrust Filings), 7.10(b) and 7.10(f) (Director and Officer Liability; Indemnification), 7.11 (Certain Consents), 7.16 (No Negotiations), 7.23 (Background IP License), 7.24 (Non-Solicitation; Non-Competition), 7.27 (Insurance), 7.28 (Wrong Pockets), 7.15 (Transaction Steps), 10.3(b) (Legal Waiver), 11.1 (Assignment; Binding Effect) and 11.19 (Parent Guarantee), and each definition referencing Parent.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Syndication” means any equipment lease, equipment financing arrangement, conditional sales contract or other credit arrangement that is originated, owned and serviced by a Third Party as lessor, lender or conditional seller pursuant to which the Finance Company receives a fee from a Third Party but does not otherwise own, originate or service such contract or arrangement.

“Syndication Contract” means any Contract evidencing a Syndication.

“Tax” means (a) any U.S. federal, state, local, or non-U.S. tax, charge, duty, levy or other similar assessment in the nature of a tax, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, franchise, profits, withholding, social security, unemployment, disability, property, personal property, sales, use, transfer, registration, value added, ad valorem, alternative or add-on minimum, surplus lines, estimated or other tax or any similar charge in the nature of a tax, together with any interest, penalty or addition thereto and (b) any liability for the payment of amounts determined by reference to amounts described in clause (a) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any tax sharing arrangement), as a result of being a transferee or successor, or by contract or otherwise.

“Tax Liability Amount” means, without duplication, an amount (not to be less than zero) equal to the aggregate liability for unpaid income Taxes of the Companies for any Pre-Closing Tax Period with respect to the jurisdictions in which any Company has historically filed a Tax Return (including for this purpose 2025) or in which any Company commenced activities and became subject to income Tax on or after January 1, 2026. In determining the Tax Liability Amount, (i) all unpaid income Tax liabilities with respect to Pre-Closing Tax Periods and Straddle Periods shall be calculated consistent with Section 7.12(c), (ii) such calculations and determinations shall take into account (and be reduced by) any payments of estimated income Taxes and overpayments of Taxes with respect to a particular jurisdiction that are paid or remitted prior to the Closing Date for such particular jurisdiction, in each case, in respect of the Companies, (iii) such calculations and determinations shall exclude any income Taxes attributable to (A) transactions undertaken by Purchaser or any of its Affiliates (including, after the Closing, the Companies) after the Closing on the Closing Date that are outside the ordinary course of business (consistent with past practices) and not expressly provided for by this Agreement, (B) any Section 336(e) Election (which for the avoidance of doubt, any such income Taxes attributable to a Section 336(e) Election shall be borne separately by Seller on the applicable consolidated group Tax Return of Seller), or (C) any financing or refinancing arrangements entered into at any time by or at the direction of Purchaser or any of its Affiliates, (iv) such calculations and determinations shall exclude deferred Tax assets and deferred Tax liabilities established for GAAP purposes to reflect timing differences between book and Tax income, and (v) any liabilities for accruals or reserves for contingent income Taxes or with respect to uncertain Tax positions shall be excluded.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Entity responsible for the imposition, determination, assessment or collection of any Tax or the administration of Tax Laws.

“Third Party” means any Person, other than Purchaser, Parent, Seller or the Companies or their respective Affiliates.

“Third Party Serviced Contract” means any equipment lease, equipment finance agreement, conditional sale contract or other equipment finance credit arrangement that is (a) an Outbound Third Party Serviced Contract, (b) an Inbound Third Party Serviced Contract, or (c) a Held-for-Sale Contract.

“Transaction Agreements” means this Agreement, the Employment Agreements, the Commitment Letters, the Limited Guarantee, the Transition Services Agreement, the Intellectual Property Assignment Agreement and each other agreement, document or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated by this Agreement, including those certain Agreements to be entered into in connection with the Restructuring Transactions.

“Transaction Expenses” means, without duplication, all unpaid fees, costs, charges, expenses, obligations, payments, Liabilities and awards that are incurred by, or on behalf of, or subject to reimbursement by, any of the Companies prior to, on or after the Closing (regardless of whether invoiced prior to the Closing) in connection with this Agreement and the documents contemplated hereunder, and the transactions contemplated hereby or thereby, or any other transactions undertaken by Seller, its Affiliates or any of the Companies with respect to the sale of Company Shares or material assets of any of the Companies, in each case to the extent remaining unpaid or unsatisfied as of the Effective Time, including the sum of (a) all fees, costs and expenses of any of the Companies, or for which any of the Companies are liable, related to or arising from the negotiation, preparation and consummation of this Agreement or the transactions contemplated hereby (including all investment banking fees, broker’s fees, finder’s fees, commissions, data room provider fees, advisory fees, legal fees and accounting fees); (b) any fees payable by the Companies to any Governmental Entity or other third party, in each case, in connection with the contemplation, negotiation, documentation, efforts to consummate or consummation of the Transactions; (c) any Transaction Payments; (d) any fees and expenses resulting from the change of control of any of the Companies, any Restructuring Transactions or otherwise payable in connection with the receipt of a consent or approval pursuant to the terms of the applicable Contracts; (e) the fees and expenses of the electronic data room; and (f) fifty percent (50%) of the costs and expenses to procure the Tail Policies required pursuant to Section 7.10 (if and to the extent not paid by the Companies prior to Closing); provided, however, that any fees, costs, charges, expenses, obligations, payments, Liabilities and awards (A) that are expressly included or reflected as a liability in the determination of Closing Non-Portfolio Net Assets/Liabilities or (B) incurred after Closing solely as the result of actions taken by, or at the direction of, Purchaser (other than in connection with any fees, costs, charges, expenses, obligations or other payments incurred by Purchaser or any of the Companies in connection with the reasonable remediation, or satisfaction, of a Liability in respect of any matter that was not, but should have been, included in the Finance Company Disclosure Schedule, the Reinsurance Company Disclosure Schedule and/or the Seller Disclosure Schedule), in each case of clauses (A) and (B), shall not be considered Transaction Expenses.

“Transaction Payments” means all transaction, retention, stay, success, change of control or similar bonuses, severance (excluding any double-trigger severance obligations that result from a termination of employment initiated following the Closing by or at the direction of Purchaser) or other similar compensatory payments or Liabilities entered into or promised by any Company or its Affiliates prior to the Closing (other than at the written request of Purchaser) that are or become payable or reimbursable by such Company prior to, on or after the Closing Date to any Person as a result of or in connection with the consummation of the Transactions (whether alone or in connection with another event), in each case, together with the Compensatory Tax Obligations on or in respect of such amounts and any employer retirement plan contributions to any Qualified Plan relating to such amounts.

“Transaction Tax Deductions” means, without duplication, all items of loss or deduction for income Tax purposes that are deductible under Law and attributable to (a) the capitalized financing costs and expenses and any prepayment premium or fee as a result of the payoff or satisfaction of any Indebtedness of any Company in connection with the Closing, (b) the aggregate amount of all other deductible fees, costs and expenses incurred by any Company in connection with the Transactions, and (c) the employer portion of any employment or payroll Taxes with respect to any compensatory amounts included in clause (a). For the purposes of calculating the amount of the Transaction Tax Deductions, the Companies shall be assumed to have made an election under Revenue Procedure 2 Transactions 011-29, 2011-18 IRB, to treat seventy percent (70%) of any success-based fees that were paid by such Company as an amount that did not facilitate the Transactions and, therefore, treat seventy percent (70%) of such costs as deductible.

“Transactions” means the transactions contemplated by this Agreement, including the Restructuring Transactions and the Transaction Agreements.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, conveyance, registration, documentary, recording or similar Taxes imposed on or in respect of the direct or indirect acquisition of the Companies pursuant to this Agreement.

“Transition Services Agreement” means a Transition Services Agreement substantially in the form set forth on Exhibit B hereto.

“UCC” means the Uniform Commercial Code (or any similar or equivalent statute or law) as in effect in any applicable jurisdiction.

“Wafra” means Wafra Inc., a Delaware corporation.

“WAYS” means Wafra Alternative Yield Strategies Fund A LP, a Bermuda limited partnership.

Section 1.2            Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
Acquisition Proposal	Section 7.16
Agreement	Preamble
Allocation Schedule	Section 7.12(h)
Alternative Financing	Section 7.18(b)
Basket	Section 10.4(d)(ii)
Benefits Exclusions	Section 7.6(a)
Closing	Section 2.4
Closing Date	Section 2.4
Closing Date Payment	Section 2.3(c)(i)
Closing Loan Tape	Section 7.20(b)
Combined Company	Section 7.24(c)
Commitment Letters	Section 6.10(a)
Companies Company	Recitals Recitals
Company Specified Form	Section 4.16(e)
Company Specified Policy	Section 4.16(r)
Competitive Activities	Section 7.24(c)
Confidential Supervisory Information	Section 11.15
Confidentiality Agreement	Section 7.3(a)
Continuing Employee	Section 7.6(a)
Credit Requirements	Section 7.1(b)(xxvi)
D&O Indemnified Parties	Section 7.10(a)
Debt Commitment Letters	Section 6.10(a)
Debt Financing	Section 6.10(a)

Debt Financing Source Related Parties	Section 7.18(e)
Direct Claim	Section 10.4(f)(i)
Disclosing Party	Section 7.7(d)
Dispute Notice	Section 10.4(f)(ii)
Dispute Period	Section 10.4(f)(ii)
Disputed Items	Section 2.3(d)(iv)
Effect	Section 1.1
Effective Time	Section 2.4(b)
Eligibility Criteria	Section 4.16(q)
Employment Agreements	Recitals
Enforceability Exceptions	Section 3.3(b)
Equity Commitment Letter	Section 6.10(a)
Equity Financing	Section 6.10(a)
Estimated Base Purchase Price	Section 2.3(a)(i)

Estimated Closing Cash

Estimated Closing Indebtedness

Estimated Incremental Asset Premium

Estimated Non-Portfolio Net Assets/Liabilities

Estimated Transaction Expenses

Final Closing Statement

Final Closing Statement Initial Deadline

Finance Company

Section 2.3(a)(vi) Section 2.3(a)(v) Section 2.3(a)(iii) Section 2.3(a)(iv) Section 2.3(a)(vii) Section 2.3(d)(i) Section 2.3(d)(i) Recitals
Finance Company Affiliate Arrangement	Section 4.22(a)
Finance Company Financial Statements	Section 4.5
Finance Company Leased Real Property	Section 4.8(b)
Finance Company Material Contract	Section 4.15(a)
Finance Company Permits	Section 4.12(b)
Finance Company Real Property Leases	Section 4.8(b)
Finance Company Registered Intellectual Property	Section 4.17(a)
Finance Company Unaudited Annual Financial Statements	Section 4.5
Finance Company Unaudited Interim Financial Statements	Section 4.5
Governance Plan	Section 7.29(b)
Governmental Filings	Section 3.4(a)
Guaranteed Obligations Guarantor	Section 11.19(a) Recitals
Indemnification Excess Amount	Section 10.4(g)(i)
Indemnified Party	Section 10.4(f)
Indemnifying Party	Section 10.4(f)
Initial Closing Statement	Section 2.3(a)
Insurance Costs	Section 10.4(g)(i)
Insurance Coverage	Section 7.27(a)
Intellectual Property Assignment Agreement	Section 2.5(b)(ix)
Interim Period	Section 7.1(a)
Key Service Provider	Section 7.1(b)(ii)
Leave Employee	Section 7.6(e)
Lender	Section 6.10(a)

Lenders	Section 6.10(a)
Limited Guarantee	Recitals
Major Supplier	Section 4.15(a)(xvii)
Marks	Section 7.26
Material Contracts	Section 4.15(a)
Objection Notice	Section 2.3(d)(iv)
Out-of-scope Information	Section 7.8(b)
Outside Date	Section 9.1(a)
Parent	Preamble
Payoff Letters	Section 8.2(f)
Permitted Activities Pre-Closing Intercompany Assignments	Section 7.24(c) Section 4.22(a)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Certificate	Section 8.3(c)
Purchaser Fundamental Representations	Section 10.1(b)
Purchaser Indemnified Parties Purchaser Indemnified Party	Section 10.4(a) Section 10.4(a)
Purchaser Parties	Section 10.3(a)
Purchaser Plans	Section 7.6(c)
Purchaser Prepared Returns	Section 7.12(f)
R&W Policy	Section 7.14
R&W Policy Costs	Section 7.14
Reinsurance Company	Recitals
Reinsurance Company Affiliate Arrangement	Section 5.21
Reinsurance Company Financial Statements	Section 5.5(a)
Reinsurance Company Material Contract	Section 5.15(a)
Reinsurance Company Permits	Section 5.12(b)
Requesting Party	Section 7.7(d)
Required Amount	Section 6.5
Requisite Regulatory Approvals	Section 7.8(b)
Retained IP	Section 7.23
Review Period	Section 2.3(d)(iii)
RWI Protected Persons	Section 7.14
Section 336(e) Elections Seller	Section 7.12(g) Preamble
Seller Certificate	Section 8.2(d)
Seller Fundamental Representations	Section 10.1(a)
Seller Indemnified Parties	Section 10.4(b)
Seller Non-Released Claims	Section 10.3(b)
Seller Related Parties Seller Related Party	Section 10.3(a) Section 10.3(a)
Share Purchase Solvent	Section 2.1 Section 6.6
Tail Policies	Section 7.10(b)
Tax Contest	Section 7.12(l)

Termination Fee	Section 9.4(a)
Territory	Section 7.24(c)
Third-Party Approvals	Section 7.28(c)
Third Party Claim	Section 10.4(f)(i)
Transaction Steps	Section 7.15
Willful Breach	Section 9.3

Article II
PURCHASE AND SALE

Section 2.1            Purchase and Sale of the Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, convey, and deliver to Purchaser, free and clear of all Encumbrances (other than restrictions on transfer arising under applicable securities Laws) all of the Company Shares (including all of Seller’s right, title and interest in and to the Company Shares) (the “Share Purchase”), in consideration for the Purchase Price.

Section 2.2            Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, the aggregate purchase price Purchaser shall be required to pay to Seller shall be an aggregate amount equal to (i) the Base Purchase Price, plus (ii) the Incremental Asset Premium (if any), plus (iii) the Closing Cash, plus (iv) the Non-Portfolio Net Assets/Liabilities Surplus (if any), minus (v) the Closing Indebtedness (if any), minus (vi) the Non-Portfolio Net Assets/Liabilities Deficiency (if any), and minus (vii) the Transaction Expenses, in each case of clauses (i) through (vii), as such amounts shall be adjusted pursuant to Section 2.3(a) (prior to Closing) and Section 2.3(d) (following Closing) (as adjusted, the “Purchase Price”).

Section 2.3            Closing Date Payment; Purchase Price Adjustment.

(a)           Initial Closing Statement. On the fifth (5th) Business Day prior to the anticipated Closing Date, Seller shall prepare (or cause to be prepared) and deliver to Purchaser a written statement (as shall be updated for current information as of two (2) Business Days immediately preceding the Closing Date, and as otherwise may be updated prior to the Effective Time pursuant to Section 2.3(b), the “Initial Closing Statement”) of the Companies setting forth (i) an estimated pro forma (after taking into account the Restructuring Transactions) balance sheet of each Company as of the anticipated Effective Time as presented in a format consistent with the Reference Balance Sheet (including, for the avoidance of doubt, all general ledger reference codes used in the calculation of the Owned Portfolio Assets Amount), (ii) the Closing Loan Tape prepared in a manner consistent with the Reference Loan Tape (including, for the avoidance of doubt, a reconciliation tab with active links to the loan-level data file) and Section 7.20(b), and (iii) Seller’s good faith estimates of the following, each set forth in reasonable detail and estimated to be as of the Effective Time:

(i)            Base Purchase Price (the “Estimated Base Purchase Price”);

(ii)           unpaid Paid-off Indebtedness, if any, as specified in a Payoff Letter delivered by any holders of Paid-off Indebtedness necessary to satisfy in full as of the Closing all unpaid obligations of the Companies with respect to such unpaid Paid-off Indebtedness;

(iii)          the Incremental Asset Premium, if any (the “Estimated Incremental Asset Premium”);

(iv)          Closing Non-Portfolio Net Assets/Liabilities (the “Estimated Non-Portfolio Net Assets/Liabilities”) and any Estimated Non-Portfolio Net Assets/Liabilities Surplus or Estimated Non-Portfolio Net Assets/Liabilities Deficiency, as the case may be;

(v)           Closing Indebtedness (the “Estimated Closing Indebtedness”);

(vi)          Closing Cash (the “Estimated Closing Cash”);

(vii)         Transaction Expenses (the “Estimated Transaction Expenses”); and

(viii)        the resulting Closing Date Payment based on the foregoing estimates, together with reasonable back-up information, work papers, schedules and documents used for the determination of the estimated amounts and any other information as reasonably requested by Purchaser.

(b)           The Initial Closing Statement (including all estimations, calculations and determinations made therein) shall be made and prepared in good faith and in accordance with the definitions in this Agreement and the Accounting Principles, and presented in the same manner and format consistent with the applicable Reference Statement. After the delivery of the Initial Closing Statement and until Closing, subject to any customary documentation (if any) reasonably requested by the external accountants of the Companies related to access (subject to any applicable requirements set forth in Section 7.7) to work papers, Purchaser and its accountants and other representatives shall be permitted (i) reasonable access during normal business hours to review Seller’s, its Affiliates’ and the Companies’ books and records and any work papers that were used in the preparation of the Initial Closing Statement (to the extent pertaining to the Business) and (ii) to make reasonable inquiries of Seller or any of its Affiliates (in respect of the Business) and the Companies and their accountants and employees regarding questions concerning or disagreements with the Initial Closing Statement arising in the course of their review thereof, and Seller and the Companies shall use commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries. The Initial Closing Statement (including all estimations, calculations and determinations made therein) shall be subject to reasonable review and comment by Purchaser, and Seller shall consider in good faith revising the Initial Closing Statement to reflect any reasonable comments made by Purchaser (if any) thereon that are consistent with the Accounting Principles and definitions herein; provided, that Seller’s good faith determination of whether to incorporate or reject such comments shall in all events control for purposes of determining the Initial Closing Statement.

(c)           Closing Date Payment. At the Closing, Purchaser shall pay (or cause to be paid, including causing to be paid by a Company or on behalf of a Company at its direction, and, for purposes of clarity, without duplication for any payments contemplated by the Transaction Steps):

(i)            to Seller the amount in cash, calculated as follows (the “Closing Date Payment”): (A) the Estimated Base Purchase Price, plus (B) the Estimated Incremental Asset Premium (if any), plus (C) the Estimated Closing Cash, plus (D) the Estimated Non-Portfolio Net Assets/Liabilities Surplus (if any), minus (E) the Estimated Closing Indebtedness (if any), minus (F) the Estimated Non-Portfolio Net Assets/Liabilities Deficiency (if any), minus (G) the Estimated Transaction Expenses;

(ii)            to any holders of Paid-off Indebtedness of the Companies, the amounts required to pay off such Paid-off Indebtedness in full as of the Closing pursuant to the applicable Payoff Letters; and

(iii)           in full, on behalf of the Companies, the amount of all Transaction Expenses set forth on Schedule 2.3(c)(iii) by wire transfer of immediately available funds to the account(s) designated by each Person to whom such Transaction Expenses are to be paid as set forth in the invoices previously provided by the Companies to Purchaser with respect thereto; provided that any amounts treated as compensation to a current or former employee of the Finance Company shall be paid to the Finance Company, which shall pay the respective payee such amount, less applicable withholding Taxes and other Compensatory Tax Obligations, through the Finance Company’s payroll;

provided, however, in no event shall Purchaser be required to pay, or deliver, any amount at Closing that is greater than as reflected in the Initial Closing Statement as initially delivered to Purchaser pursuant to Section 2.3(a), notwithstanding any incremental updates thereto up to Closing.

(d)          Final Closing Statement; Post-Closing Adjustment.

(i)            As promptly as practicable, but no later than ninety (90) days following the Closing Date (the “Final Closing Statement Initial Deadline”), Purchaser shall prepare and deliver to Seller a statement (the “Final Closing Statement”) consisting of (A) the balance sheet of each of the Companies as of the Closing, as presented in a format consistent with the Reference Balance Sheet, and (B) a calculation of (1) Base Purchase Price as of the Effective Time, (2) Incremental Asset Premium (if any) as of the Effective Time, (3) Closing Indebtedness (if any) as of immediately prior to the Closing, (4) Closing Cash as of the Effective Time, (5) Closing Non-Portfolio Net Assets/Liabilities as of the Effective Time, (6) any Non-Portfolio Net Assets/Liabilities Deficiency or Non-Portfolio Net Assets/Liabilities Surplus, as the case may be, as of the Effective Time, (7) Transaction Expenses and (8) the resulting Purchase Price and computation thereof. The Final Closing Statement, and each component thereof, shall be prepared in good faith and determined in accordance with the definitions in this Agreement and the Accounting Principles and, as applicable, presented in a format consistent with the applicable Reference Statement. The failure to deliver the Final Closing Statement by the Final Closing Statement Initial Deadline is solely procedural, and the failure to strictly adhere to such timing is not a material condition to exercising the rights of Purchaser under this Section 2.3(d), and, further, Seller recognizes that delay may occur if Seller, its Affiliates or their respective representatives do not provide cooperation in accordance with this Section 2.3(d).

(ii)           In connection with Purchaser’s preparation of the Final Closing Statement, Seller shall, and shall cause its Representatives (including its accountants), upon reasonable advance notice and during normal business hours (for purposes of providing reasonable assistance to Purchaser and its Representatives in connection with the preparation of the Final Closing Statement) to: (A) provide Purchaser and its Representatives with reasonable access to books, records, reports, workpapers and other similar materials that relate to the Business and that are in the possession of, or accessible by, Seller or its Affiliates or Representatives; (B) permit Purchaser and its Representatives to discuss the foregoing with employees of Seller and its Affiliates and Representatives; and (C) cause Seller, its Affiliates’ or Representatives’ employees and accounting advisors to reasonably cooperate with Purchaser’s, the Companies’ and their respective Representatives’ preparation of the Final Closing Statement; provided, that such access and cooperation shall be conducted in a manner that does not unreasonably interfere with the normal business operations of Seller or its Affiliates.

(iii)          Following the delivery of the Final Closing Statement, Seller shall have thirty (30) days (the “Review Period”) to review the Final Closing Statement and the components thereof. Purchaser shall provide Seller and its accounting advisors and accounting personnel reasonable access during normal business hours upon reasonable advance notice to Purchaser, the Companies and their respective accounting advisors and accounting personnel, as applicable, and the records and work papers prepared by Purchaser or Purchaser’s accountants, in each case, relating to the preparation of the Final Closing Statement or the components thereof; provided, that such access shall be conducted in a manner that does not unreasonably interfere with the normal business operations of Purchaser, any Company or any of their respective Affiliates; provided, further, that Purchaser’s and the Companies’ accountants shall not be obligated to make any work papers available to Seller or its advisors or personnel except in accordance with such accountants’ normal disclosure procedures and then only after Seller (and, if applicable, its applicable Representatives) has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(iv)          If Seller disagrees with the Final Closing Statement’s reflection of the calculation of (A) Base Purchase Price, (B) Incremental Asset Premium (if any), (C) Closing Indebtedness, (D) Closing Cash, (E) Closing Non-Portfolio Net Assets/Liabilities, (F) any Non-Portfolio Net Assets/Liabilities Deficiency or Non-Portfolio Net Assets/Liabilities Surplus and/or (G) Transaction Expenses, as the case may be, and (H) the resulting calculation of the Purchase Price, it shall notify Purchaser, on or prior to the last day of the Review Period, of such disagreement in writing (the “Objection Notice”), which shall specify in good faith (1) the items in dispute, (2) the rationale for such disagreement, (3) the dollar amounts of any adjustments that are necessary in Seller’s judgment, and (4) reasonable support for each of the foregoing. Any matters not identified in the Objection Notice as being in dispute shall be deemed to have been accepted by Seller and shall be conclusive and binding on Seller and Purchaser upon the expiration of the Review Period. In the event that any such Objection Notice is timely provided, Seller and Purchaser shall, during the thirty (30) days following such delivery of such Objection Notice (or such longer period as they may mutually agree), each use good faith efforts to reach an agreement as to any matters identified in such Objection Notice as being in dispute. If Seller and Purchaser are unable to resolve all such matters identified in the Objection Notice as being in dispute during such thirty (30)-day period, they shall promptly submit the remaining disputed items (the “Disputed Items”) to the Independent Accountant for resolution pursuant to Section 2.3(e).

(v)           The amounts set forth on the Final Closing Statement (and the final determination of the components thereof) shall be deemed finally and conclusively determined for purposes of this Agreement upon the earliest to occur of (A) the failure of Seller to deliver an Objection Notice to Purchaser within the Review Period, (B) the mutual written resolution of all disputes pursuant to Section 2.3(d)(iv) by Purchaser and Seller, and (C) the resolution of all Disputed Items by the Independent Accountant pursuant to Section 2.3(e). Without limiting the generality of the foregoing, for purposes of clarity, prior to the final resolution of the amounts on the Final Closing Statement (and the final determination of all of the components thereof), all items in the Final Closing Statement that do not comprise Disputed Items shall be deemed finally and conclusively determined for purposes of this Agreement upon the delivery of the Objection Notice.

(e)           Adjustment Dispute Resolution. If Seller and Purchaser are unable to reach agreement concerning the Final Closing Statement pursuant to Section 2.3(d)(iv), they shall (i) jointly engage the Independent Accountant to conduct a special review of the Disputed Items that remain unresolved, (ii) submit such Disputed Items to the Independent Accountant for resolution pursuant to this Section 2.3(e), (iii) instruct the Independent Accountant to conduct a special review of the Disputed Items for the purpose of final determination of the amounts set forth on the Final Closing Statement in accordance with the requirements set forth in this Section 2.3(e), and (iv) enter into a customary engagement letter with the Independent Accountant at such time upon terms as reasonably agreed upon between Purchaser and Seller. As promptly as practicable following the Independent Accountant’s engagement, Purchaser and Seller shall each reasonably promptly prepare and submit a written presentation to the Independent Accountant with respect to any such Disputed Items, and, following the delivery of such presentations, each of Purchaser and Seller shall promptly provide their assertions regarding the Disputed Items in writing to the other party contemporaneously with such party’s submission to the Independent Accountant. No party hereto shall have any ex parte communication with the Independent Accountant in its capacity as such. Purchaser and its Representatives, on the one hand, and Seller and its Representatives, on the other hand, shall not disclose to the Independent Accountant any settlement discussions (or the contents thereof) between Purchaser and Seller without the prior written consent of the other. The Independent Accountant shall be instructed to render its determination with respect to such Disputed Items as soon as reasonably practicable (which the parties hereto agree each shall use commercially reasonable efforts to cause the Independent Accountant to render its determination not later than forty-five (45) days after initial submission of the written presentation of the Disputed Items from the parties to the Independent Accountant) in a written report setting forth the Independent Accountant’s calculation of the Disputed Items (which calculation shall be within the range of dispute in respect of each Disputed Item between the relevant amounts set forth on the Final Closing Statement and the Objection Notice). In making such determination and calculations, the Independent Accountant shall be directed to (A) consider only the Disputed Items based solely on written submissions by Purchaser and Seller in accordance with this Section 2.3(e) applying the definitions and provisions of this Agreement and the methodologies set forth in the Accounting Principles, (B) serve as an expert in accounting, and not an arbitrator, (C) make its determination only on the Disputed Items, (D) not conduct an independent review or investigation and (E) not render a decision in excess of the higher, nor less than the lower, of the amounts advocated in the Final Closing Statement and the Objection Notice with respect to such disputed line item. The parties agree that the procedures set forth in this Section 2.3(e) for resolving disputes with respect to the Final Closing Statement shall be the sole and exclusive method for resolving any such disputes and the determinations rendered in the substance of the report of the Independent Accountant and shall be final and binding upon Seller and Purchaser (and not subject to review or appeal), absent a showing of manifest error or fraud; provided, that this provision shall not prohibit Purchaser or Seller from instituting litigation to enforce any final determination of the Final Closing Statement (or any component thereof) by the Independent Accountant pursuant to this Section 2.3(e), to compel any party to submit any books, records and other information (including work papers) to the Independent Accountant pursuant to and in accordance with the terms hereof, in any court or other tribunal of competent jurisdiction in accordance with Section 11.2, or to seek recovery pursuant to Section 10.4. Disputes regarding a legal interpretation of this Agreement shall be resolved pursuant to Section 11.2. It is the intent of the parties hereto to have any final determination of the Final Closing Statement (and components thereof) by the Independent Accountant proceed in an expeditious manner; provided, that any deadline or time period contained in this Section 2.3(e) may be extended or modified by the written agreement of Purchaser and Seller, and the parties agree that the failure of the Independent Accountant to strictly conform to any deadline or time period contained herein shall not be a basis for seeking or to overturn any determination rendered by the Independent Accountant which otherwise conforms to the terms of Section 2.3(e). Purchaser, on the one hand, and Seller, on the other hand, shall each pay their own fees and expenses in respect of the activities contemplated under this Section 2.3(e). The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Purchaser and Seller based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of all items in dispute as originally submitted to the Independent Accountant. For example, should the items in dispute total in amount to one thousand dollars ($1,000) and the Independent Accountant awards six hundred dollars ($600) in favor of Seller’s position, sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs would be borne by Seller. The parties hereto shall make available to the Independent Accountant (if applicable) such books, records and other information (including work papers) that the Independent Accountant may reasonably request in order to review the Final Closing Statement and the Objection Notice.

(f)            Payment Upon Final Determination of Adjustments.

(i)            If (A) the sum of (1) the Base Purchase Price, plus (2) the Incremental Asset Premium (if any) plus (3) the Non-Portfolio Net Assets/Liabilities Surplus (if any), plus (4) the Closing Cash, minus (5) the Closing Indebtedness, minus (6) the Non-Portfolio Net Assets/Liabilities Deficiency (if any), minus (7) the Transaction Expenses, in each case as finally determined in accordance with this Section 2.3, represents an aggregate amount that is less than (B) the sum of (1) the Estimated Base Purchase Price, plus (2) the Estimated Incremental Asset Premium (if any), plus (3) the Estimated Non-Portfolio Net Assets/Liabilities Surplus, plus (4) the Estimated Closing Cash, minus (5) the Estimated Closing Indebtedness, minus (6) the Estimated Non-Portfolio Net Assets/Liabilities Deficiency, minus (7) the Estimated Transaction Expenses, then, no later than five (5) Business Days after the Purchase Price is finally determined in accordance with this Section 2.3, Seller shall pay to Purchaser an amount equal to the difference between subclauses (A) and (B) above (expressed as a positive number) by delivery of immediately available funds in accordance with payment instructions provided in writing by Purchaser to Seller.

(ii)           If (A) the sum of (1) the Base Purchase Price, plus (2) the Incremental Asset Premium (if any) plus (3) the Non-Portfolio Net Assets/Liabilities Surplus (if any), plus (4) the Closing Cash, minus (5) the Closing Indebtedness, minus (6) the Non-Portfolio Net Assets/Liabilities Deficiency (if any), minus (7) the Transaction Expenses, in each case as finally determined in accordance with this Section 2.3, represents an amount that is greater than (B) the sum of (1) the Estimated Base Purchase Price, plus (2) the Estimated Incremental Asset Premium (if any), plus (3) the Estimated Non-Portfolio Net Assets/Liabilities Surplus, plus (4) the Estimated Closing Cash, minus (5) the Estimated Closing Indebtedness, minus (6) the Estimated Non-Portfolio Net Assets/Liabilities Deficiency, minus (7) the Estimated Transaction Expenses, then, no later than twelve (12) Business Days after the Purchase Price is finally determined in accordance with this Section 2.3, Purchaser shall pay to Seller an amount equal to the difference between subclauses (A) and (B) above by delivery of immediately available funds in accordance with payment instructions provided in writing by Seller to Purchaser.

(iii)          Any payments made to any party pursuant to this Section 2.3(f) shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Purchaser and Seller on their Tax Returns to the greatest extent permitted by the applicable Law.

Section 2.4            Closing.

(a)           The closing of the Share Purchase and consummation of the Transactions (the “Closing”) shall take place remotely and through the mutual exchange via email of executed copies of documents (including in “portable document format” (.pdf) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), at 9:00 a.m. Eastern time following the twelfth (12th) Business Day after the satisfaction or waiver (by the party entitled to such waiver and subject to applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature only can be satisfied at the Closing, but subject to the satisfaction or waiver (by the party entitled to such waiver and subject to applicable Law) of those conditions at such time), unless another date, time or place is agreed to in writing by the parties hereto; provided, that the Closing shall not occur prior to August 3, 2026. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)            Effective Time. The Closing shall be deemed effective as of 12:01 A.M., Eastern time on the Closing Date or at such other time as Seller and Purchaser shall agree to in writing (such time is referred to as the “Effective Time”); provided, however, any use of cash or cash equivalents, or activity involving cash or cash equivalents, that would violate Section 7.1(b) between the Effective Time and Closing shall be construed in favor of Purchaser in determining the calculation of the Purchase Price.

Section 2.5             Closing Deliverables.

(a)            Purchaser Deliverables. At the Closing, Purchaser shall deliver to Seller:

(i)            the Closing Date Payment in accordance with Section 2.3(c)(i) by wire transfer of immediately available funds in U.S. dollars to one bank account, which shall be designated in writing by Seller to Purchaser no later than five (5) Business Days prior to the Closing Date;

(ii)           the Purchaser Certificate; and

(iii)          a duly executed counterpart of the Transition Services Agreement.

(b)           Seller Deliverables. At the Closing (or prior to Closing as specified below), Seller shall deliver to Purchaser:

(i)             stock certificates evidencing ownership of the Company Shares to Purchaser, together with duly executed stock powers or similar assignments, in form and substance reasonably acceptable to Purchaser, assigning and transferring the Company Shares to Purchaser;

(ii)           an IRS Form W-9 of Seller;

(iii)          the Seller Certificate;

(iv)          the Transition Services Agreement, duly executed by Seller and the Finance Company;

(v)           duly executed resignations provided pursuant to Section 7.25;

(vi)          the Tail Policies, duly bound and effective as of the Closing Date, together with evidence of payment of the full premium therefor;

(vii)         each of the consents and approvals described on Schedule 2.5(b)(vii), in form and substance reasonably acceptable to Purchaser;

(viii)        true and complete copies of the resolutions duly adopted by the board of directors, board of managers or similar governing body of each Company authorizing such Company’s execution, delivery and performance of any Transaction Agreements to which such Company is a party and the consummation of the Transactions;

(ix)           the Intellectual Property Assignment Agreement, duly executed by Seller and the Finance Company, substantially in the form attached hereto as Exhibit C (the “Intellectual Property Assignment Agreement”);

(x)            at least five (5) Business Days prior to the Closing, the Payoff Letters and any other evidence reasonably satisfactory to Purchaser that all security interests and other Encumbrances on the assets (including UCC-3 termination statements with respect to the Existing Financing Statements set forth on Schedule 1.1(i)) of each Company have been released prior to or will be released simultaneously with the Closing;

(xi)           a payoff letter from BofA Securities, Inc., duly executed and in full force and effect, in form and substance reasonably satisfactory to Purchaser; and

(xii)          a certificate of Parent and Seller, dated as of the Closing Date and signed by a duly authorized officer of Parent and Seller, (A) certifying (1) that attached thereto are true and complete copies of all Organizational Documents of the Companies and resolutions adopted by the board of directors of each of Parent and Seller authorizing Parent’s and Seller’s execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions and (2) that all such resolutions are in full force and effect and are all the resolutions adopted by each of Parent and Seller in connection with the transactions contemplated hereby and thereby; (B) listing the names and signatures of the officers of each of Parent and Seller who signed this Agreement and the other Transaction Agreements to which Parent or Seller, as applicable, is or will be a party; (C) including a certificate of existence of Seller from the Secretary of State of South Carolina dated no more than thirty (30) days prior to Closing; and (D) including a certificate of status or certificate of existence, as applicable, of each Company from the Secretary of State of their respective states of incorporation, dated no more than thirty (30) days prior to Closing.

Section 2.6            Withholding. Purchaser, Seller, and each of their Affiliates shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as are required to be withheld and paid over to the applicable Governmental Entity under any applicable provision of Tax Law; provided that, except with respect to compensatory amounts payable through payroll, the payor will use commercially reasonable efforts to provide the payee with reasonable prior notice prior to making any such deduction or withholding and shall reasonably cooperate to reduce or eliminate any such deduction or withholding. Any such withheld amounts shall be timely paid over to the applicable Governmental Entity in accordance with applicable Tax Law. To the extent that amounts are so withheld and timely paid, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which such deduction or withholding was made. Purchaser acknowledges that, provided Seller delivers a completed and duly executed IRS Form W-9 pursuant to Section 2.5(b)(ii), no amount shall be withheld from any payment to Seller for the Company Shares in respect of U.S. federal income taxes pursuant to this Agreement absent a change in applicable Tax Law following the date hereof.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule (it being agreed that the disclosure of any matter in any section in the Seller Disclosure Schedule shall be deemed to have been disclosed in any other section in the Seller Disclosure Schedule to which the applicability of such disclosure is reasonably apparent from the face of such disclosure), Parent (solely for the purposes of Section 3.9) and Seller hereby represents and warrants to Purchaser that, as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case as of such date):

Section 3.1            Organization and Good Standing. Seller is a South Carolina state chartered bank that is duly formed, validly existing and in good standing under applicable Law. Seller has all requisite power and authority to own, lease and operate its assets, rights, and properties and to operate its businesses as the same are now being owned, leased and operated. Seller (and, if applicable, its Affiliates) has all requisite power and authority to enter into, deliver and carry out their respective obligations pursuant to this Agreement and the Transaction Agreements to which they are or will become a party and to consummate the Transactions. There are no pending, or to the Knowledge of Seller, threatened, actions for dissolution, liquidation, or insolvency of Seller. Seller is duly qualified or licensed to do business in each jurisdiction in which the nature of its businesses or ownership of its properties requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect on Seller.

Section 3.2             Title to the Company Shares. Seller owns of record and beneficially owns and has good, valid and marketable title to the Company Shares, free and clear of any and all Encumbrances (other than restrictions on transfer which arise under applicable Securities Laws). Seller has good, valid and marketable title to the Company Shares, and has the power, authority and legal capacity to sell, transfer, assign and deliver the Company Shares to Purchaser, as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to the Company Shares, free and clear of any and all Encumbrances (other than restrictions on transfer which arise under applicable Securities Laws). There are no voting trusts, member agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Company Shares. The Company Shares constitute all of the Equity Securities in the Companies owned beneficially or held of record by Seller. No other Person than Seller is the record or beneficial owner of any Company Shares or other Equity Securities of any of the Companies.

Section 3.3             Authority; Execution and Delivery; Enforceability.

(a)           Seller (and, if applicable, its Affiliates) possesses all requisite legal right, power and authority to execute, deliver and perform their respective obligations under this Agreement and the other Transaction Agreements to which either is or may become a party, and to perform their respective obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of Seller (and, if applicable, its Affiliates) of their respective obligations under this Agreement and the other Transaction Agreements to which either is or may become a party and the consummation of the Transactions have been duly and validly authorized by all requisite corporate (or other comparable) action on the part of Seller (and, if applicable, its Affiliates) and no other corporate (or other comparable) proceedings on the part of Seller (and, if applicable, its Affiliates) are necessary to authorize their respective entry into or performance of this Agreement and the other Transaction Agreements to which they are or may become a party or consummation of the Transactions.

(b)           This Agreement has been, and the other Transaction Agreements to which Seller or any of its Affiliates is or may become a party will upon execution and delivery be, duly executed and delivered by Seller and/or its Affiliates, as applicable, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Seller and/or its Affiliates, as applicable, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by general principles of equity or principles of public policy (the “Enforceability Exceptions”).

Section 3.4             No Conflicts; Consents.

(a)           Assuming all filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity required by Law prior to Closing the Transactions (collectively, “Governmental Filings”) described in Section 3.4(b) have been obtained or made or the applicable waiting periods have expired, and except for such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right solely to the extent arising from facts or circumstances relating to the identity or attributes of Purchaser and its Affiliates that are not known to Seller, the execution and delivery of this Agreement or any Transaction Agreement to which Seller or any of its Affiliates will be a party by Seller and/or its Affiliates, as applicable, and the consummation by Seller and its Affiliates of the Transactions do not and will not (i) conflict with or result in a violation or breach of any Law or Governmental Order to which Seller or any of its Affiliates (in respect of the Business) is subject or by which any property or asset of the Business is bound, (ii) require the consent, notice or other action of or by any Person under, conflict with, result in a violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, result in, or give rise to the acceleration, termination, recapture, modification or cancellation of any obligation, require any payment or result in the loss of benefit under, or create in any Person the right to accelerate, terminate, modify or cancel any obligation or result in the loss of a benefit under any material Contract, loan, guarantee of Indebtedness for borrowed money, credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right to which Seller or any of its Affiliates is a party (in respect of the Business) or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, termination, modification, cancellation, acceleration, right, loss or Encumbrance (other than restrictions arising under applicable Securities Laws), or result in the creation of any Encumbrance upon any of the properties or assets of Seller or any of its Affiliates (in respect of the Business), or (iii) conflict with, result in a violation or breach of, or default under, any provision of the Organizational Documents, each as amended to the date hereof, of Seller, except in the case of clauses (i) and (ii) above for any such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right that would not, individually or in the aggregate, reasonably be expected to affect the legality, validity, enforceability of, or materially delay or otherwise materially interfere with the ability of Seller and Parent to perform their respective obligations under this Agreement, the Transaction Agreements that Seller or Parent is or will be a party, or the consummation of the Transactions.

(b)           Except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act or solely to the extent arising from facts or circumstances relating to the identity or attributes of Purchaser and its Affiliates that are not known to Seller, no Governmental Filings are required to be obtained or made by Seller (and, if applicable, its Affiliates) in connection with the execution, delivery and performance of this Agreement and the other Transaction Agreements to which Seller or any of its Affiliates, as applicable, is or may become a party or the consummation by Seller and its Affiliates of the Transactions, except (i) Governmental Filings set forth in Section 3.4(b) of the Seller Disclosure Schedule, (ii) Governmental Filings set forth in Section 5.4(b) of the Reinsurance Company Disclosure Schedule, and (iii) Governmental Filings set forth in Section 4.4(b) of the Finance Company Disclosure Schedule.

Section 3.5             Proceedings. There are no, and since the Lookback Date there have not been any, (a) investigations or reviews pending, or, to the Knowledge of Seller, threatened by any Governmental Entity, (b) Action pending, or to the Knowledge of Seller, threatened, or (c) Governmental Order imposed, or to the Knowledge of Seller, anticipated, except for any such investigations, reviews, Actions or Governmental Orders, that would not, individually or in the aggregate, reasonably be expected to affect the legality, validity, enforceability of, or materially delay or otherwise materially interfere with the ability of Seller or any of its Affiliates, as applicable, to perform its obligations under this Agreement, the Transaction Agreements that Seller or any of its Affiliates, as applicable, is or will be a party, or the consummation of the Transactions. Seller is (and, if applicable, its Affiliates are) not subject to any Governmental Order or in breach or violation of any Governmental Order that would be reasonably likely to have a Material Adverse Effect on the Finance Company or prevent, materially impair or materially delay the consummation of the Transactions.

Section 3.6             Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, other than BofA Securities, Inc., is or will become entitled, by reason of any Contract entered into or made by or on behalf of Seller, or any of its Affiliates, to receive any commission, brokerage, finder’s fee, investment banking, financial advisory or other similar compensation in connection with the consummation of the Transactions, including the Share Purchase. Seller shall be solely responsible for all fees and expenses of BofA Securities, Inc.

Section 3.7             No Foreign Persons. Seller is not a “foreign person” as such term is described in Section 1445 of the Code.

Section 3.8             Intercompany Indebtedness. As of Closing, there is no Intercompany Indebtedness.

Section 3.9             No Other Representations or Warranties. Parent and Seller acknowledge that (a) except for the representations and warranties of Purchaser expressly set forth in Article VI, the Transaction Agreements and any certificate delivered hereunder, Purchaser has not made, and neither Parent nor Seller has relied on, any representation or warranty, express or implied, at law or in equity, regarding Purchaser and (b) Parent and Seller are executing and delivering this Agreement and consummating the transactions contemplated hereby subject only to, and in reliance upon, the specific representations and warranties set forth in Article VI of this Agreement and the other covenants contained herein. Nothing in this Section 3.9 is intended to modify any of the representations or warranties set forth in Article VI of this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of Parent, Seller, their Affiliates or Representatives to bring a claim (whether in contract, tort, equity, law or otherwise) for Fraud.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING FINANCE COMPANY

Except as set forth in the Finance Company Disclosure Schedule (it being agreed that the disclosure of any matter in any section in the Finance Company Disclosure Schedule shall be deemed to have been disclosed in any other section in the Finance Company Disclosure Schedule to which the applicability of such disclosure is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser that, as of the date hereof and as of the Closing Date (except (i) to the extent made only as of a specified date, in which case as of such date, (ii) references to Seller, Parent or any of their respective Affiliates in such Article IV shall be in respect of the Finance Company and/or solely in relation to the Business as applicable to the Finance Company, unless context requires otherwise, and (iii) with respect to the Business, a matter expressly addressed in Article V in respect of the Reinsurance Company shall control as pertains to the Business conducted by the Reinsurance Company):

Section 4.1             Organization and Good Standing.

(a)           The Finance Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. The Finance Company has all requisite power and authority to own, lease and operate its assets, rights, and properties and to operate its business as the same are now being owned, leased and operated. The Finance Company is duly qualified or licensed to do business as a foreign entity and in good standing in each jurisdiction in which the nature of its business or its ownership of its assets or properties requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect on the Finance Company or the Business.

(b)           The Finance Company has delivered or made available to Purchaser true, correct and complete copies of the Organizational Documents of the Finance Company, and all respective amendments thereto, in effect as of the date hereof.

Section 4.2             Capitalization.

(a)           The authorized capital stock of the Finance Company consists of one hundred (100) shares of Finance Company Common Stock, of which one hundred (100) shares of Finance Company Common Stock are issued and outstanding. As of the date of this Agreement and as of the Closing, the Finance Company Common Stock constitutes all of the Equity Securities of the Finance Company. As of the date of this Agreement and as of Closing, there are no outstanding subscriptions, equity or equity-based compensation awards (including stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares, other equity-based awards or interests or any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Finance Company) or other shares of capital stock or other equity or voting securities of the Finance Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Finance Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, were not issued in violation of, and are free of, any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, with no personal liability attaching to the ownership thereof and were issued in compliance with applicable Securities Laws. All of the Finance Company Common Stock is owned beneficially and of record by Seller, free and clear of any Encumbrances (other than restrictions on transfer which arise under applicable Securities Laws). There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Finance Company may vote. As of the date of this Agreement and as of Closing, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities, or other commitments or agreements obligating the Finance Company to issue, transfer, sell, purchase, redeem or otherwise acquire any shares of Finance Company Common Stock or any other Equity Securities of the Finance Company. The Finance Company Common Stock is the only Equity Securities of the Finance Company.

(b)           There are no outstanding contractual obligations of the Finance Company (i) to repurchase, redeem or otherwise acquire any shares of capital stock of or other Equity Securities in the Finance Company or (ii) relating to the voting or registration of any Equity Securities of the Finance Company.

(c)           The Finance Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other Equity Security in any Person. There are no outstanding commitments or agreements obligating the Finance Company to make any investment (in the form of a loan, capital contribution or other form of investment) in any Person. There are no Subsidiaries of the Finance Company.

Section 4.3             Authority; Execution and Delivery; Enforceability.

(a)            The Finance Company possesses all requisite legal right, power and authority to execute, deliver and perform its obligations under the Transaction Agreements to which it is or may become a party, and to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance of the Finance Company’s obligations under the Transaction Agreements to which it is or may become a party and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on the part of the Finance Company, and no other corporate proceedings on the part of the Finance Company are necessary to authorize the entry into or performance of the Transaction Agreements to which the Finance Company is or may become a party or consummation of the Transactions.

(b)            The Transaction Agreements to which the Finance Company is or may become a party will upon execution and delivery be, duly executed and delivered by the Finance Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Finance Company, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.4             No Conflicts; Consents.

(a)            Assuming all Governmental Filings described in Section 4.4(b) have been obtained or made or the applicable waiting periods have expired, and except for such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right solely to the extent arising from facts or circumstances relating to the identity or attributes of Purchaser and its Affiliates that are not known to Finance Company, the execution and delivery of this Agreement and of the Transaction Agreements by Seller (or any of its Affiliates, including the Finance Company) and/or the consummation by any such Person of the Transactions, in each case do not and will not (i) conflict with or result in a violation or breach of any Law or Governmental Order to which the Finance Company is subject or by which the Business, the Finance Company or any property or asset thereof is bound, (ii) require the consent, notice or other action of or by any Person under, conflict with, result in a violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, result in, or give rise to the acceleration, termination, recapture, modification or cancellation of any obligation, require any payment or result in the loss of benefit under, or create in any Person the right to accelerate, terminate, modify or cancel any obligation or result in the loss of a benefit under any Finance Company Material Contract, Finance Company Real Property Lease, loan, guarantee of Indebtedness for borrowed money, credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right to which the Finance Company is a party or result in the creation or imposition of any Encumbrance upon the Finance Company Common Stock or any assets of Finance Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, termination, modification, cancellation, acceleration, right, loss or Encumbrance (other than Permitted Encumbrances), (iii) conflict with, result in a violation or breach of, or default under, any provision of the Organizational Documents of the Finance Company, each as amended to the date hereof, or (iv) result in a violation or revocation of, or require a consent in connection with, any Finance Company Permit, or result in the loss of any Intellectual Property, except, in the case of clauses (i) and (ii) above, for any such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right that is not, and would not reasonably be expected to be, individually or in the aggregate, adverse to the Finance Company or the Business in any material respect.

(b)            Except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act, no Governmental Filings (including any filings, notices, approvals or non-objections required under Financial Regulatory Laws, including in connection with any Finance Company Permits) are required to be obtained or made by the Finance Company in connection with the execution and delivery by Seller of this Agreement and by Seller (or any of its Affiliates, including the Finance Company) of the Transaction Agreements to which it is or may become a party or the consummation by any such Person of the Transactions, except (i) Governmental Filings set forth in Section 4.4(b) of the Finance Company Disclosure Schedule, and (ii) such other filings, the failure of which to be obtained is not, and would not reasonably be expected to be, individually or in the aggregate, adverse to the Finance Company or the Business in any material respect.

Section 4.5             Financial Statements.

(a)            Section 4.5 of the Finance Company Disclosure Schedule sets forth true and complete copies of the (i) balance sheet of the Finance Company (inclusive of the Business) as of December 31, 2025, December 31, 2024 and December 31, 2023, and the unaudited reported summary income statement of the Finance Company (inclusive of the Business) for each of the years in the three (3)-year period ended December 31, 2025 (the “Finance Company Unaudited Annual Financial Statements”), (ii) balance sheet of the Finance Company (inclusive of the Business) as of March 31, 2026 and the unaudited reported summary income statement of the Finance Company (inclusive of the Business) for the three (3)-month period ended March 31, 2026 and (iii) balance sheet of the Finance Company (inclusive of the Business) as of September 30, 2025 and the unaudited reported summary income statement of the Finance Company (inclusive of the Business) for the period then ended (the balance sheets and statements in clauses (ii) and (iii) above, the “Finance Company Unaudited Interim Financial Statements,” and together with the Finance Company Unaudited Annual Financial Statements, the “Finance Company Financial Statements”), each of which has been prepared in conformity with GAAP, except as may be noted therein under a management reporting framework. The Finance Company Financial Statements have been prepared from, and are in accordance with, the financial statements and accounting records of Seller and its applicable Affiliates and fairly present, in all material respects, the financial position of the applicable Business of the Finance Company as of the dates thereof and the results of operations of the Finance Company or the Business as of the times and for the period referred to therein, except for the exclusion of footnote disclosures and, in the case of the Finance Company Unaudited Interim Financial Statements, for normal year-end adjustments (none of which are, individually or in the aggregate, material). The books, records and other financial reports of Seller and its Affiliates relating to the operations of the Finance Company or the Business used by Seller and its Affiliates as source documentation for the Finance Company Financial Statements are correct in all material respects and have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all the transactions and actions therein described. At the Closing, except as otherwise expressly permitted and contemplated by the Transaction Agreements, all such books and records will be in possession of the premises of the Finance Company.

(b)           Seller and its applicable Affiliates maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)           At all times during the twelve (12)-month period prior to Closing, neither Seller’s nor its Affiliates’ internal accounting personnel that are responsible for preparing the financial statements of Seller or its Affiliates nor Seller’s or its Affiliates’ independent auditors have received any material complaint, allegation, assertion or claim, whether written or oral, regarding any significant deficiency in the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of Seller or its applicable Affiliates, relating solely to the Business or the Finance Company, including any material complaint, allegation, assertion or claim that the Finance Company or the Business has engaged in fraud or any other questionable accounting or auditing practices.

(d)           The information set forth in the Reference Loan Tape, including in respect of the net book value of any Equipment Financings, is derived from the books and records of the Finance Company.

Section 4.6             No Undisclosed Liabilities. The Finance Company has no Liability of any kind (whether absolute, accrued, contingent or otherwise and whether due or to become due), regardless of whether required by GAAP to be included on the Finance Company Latest Balance Sheet, except for (a) Liabilities that are reflected or reserved against on the Finance Company Latest Balance Sheet (including any notes thereto), (b) Liabilities incurred in the ordinary course of business since March 31, 2026 that do not exceed $250,000, and (c) operating expenses incurred since March 31, 2026 in the ordinary course of business consistent with past practice that are not otherwise in breach or violation of applicable Law, any Finance Company Material Contract or Finance Company Permit.

Section 4.7             Absence of Certain Changes or Events. From the Finance Company Latest Balance Sheet Date, (a) the Finance Company and the Business have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has been no Material Adverse Effect and (c) none of Seller or the Finance Company or any of their respective Affiliates (in respect of the Business) has taken (or has failed to take) any action that if taken (or failed to be taken) on or after the date of this Agreement would require Purchaser’s consent under Section 7.1(b).

Section 4.8             Real Property.

(a)            The Finance Company does not own any real property or interests in real property. None of the Finance Company or Seller or its Affiliates (in respect of the Business) is a party to any Contract or option to purchase any real property or interest therein that has not closed as of the Closing Date.

(b)           Section 4.8(b) of the Finance Company Disclosure Schedules lists, as of the date of this Agreement, all locations of real property, including, without limitation, any land, buildings, structures, improvements, fixtures or other interests in real property leased, subleased, rented or licensed to Finance Company or used by Seller or its Affiliates (in respect of the Business) in the Business, or that Finance Company otherwise uses, operates or occupies in the conduct of the Business and which is not owned by Finance Company (collectively, the “Finance Company Leased Real Property”). True and complete copies of all leases, subleases, licenses, occupancy agreements, concessions and other agreements, including any guaranties, modifications, amendments, extensions and/or assignments thereto or thereof by or to the Finance Company or Seller or its Affiliates (in respect of the Business) (collectively, the “Finance Company Real Property Leases”), have been made available to Purchaser.

(c)           The Finance Company’s use of all Finance Company Leased Real Property for the purposes for which it is presently being used is permitted under the Finance Company Real Property Leases and applicable zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon.

(d)           Each of the Finance Company Real Property Leases is in full force and effect, legal, valid and binding on the parties thereto, and enforceable in accordance with its terms (except as may be limited by the Enforceability Exceptions), and there is no default, breach or other event which (with or without notice, lapse of time or both) would constitute a material breach or default by the Finance Company or to the Knowledge of the Finance Company, any other party, in the performance of any obligation thereunder or any material provision thereof, or that would permit termination, cancellation, material modification, or acceleration of rent under such Finance Company Real Property Lease, nor has the Finance Company received any written (or, to the Knowledge of the Finance Company, oral) notice from any counterparty of any Finance Company Real Property Lease of any default, event or circumstance that, with or without notice, lapse of time, or both, would constitute a default under any of the Finance Company Real Property Leases, or would permit termination, cancellation, material modification or acceleration of rent under such Finance Company Real Property Lease.

(e)           The Finance Company has timely paid all rent and other expenses due and payable under each such Finance Company Real Property Lease, and there are no deferred payments of rents or other amounts that remain unpaid. No security deposit or portion thereof deposited pursuant to the terms of a Finance Company Real Property Lease has been applied in respect of a breach or default that has not been redeposited in full. There are no unpaid landlord or tenant obligations, commissions, or other amounts payable to or on behalf of any brokers, finders, agents or similar parties in connection with the current term of any Finance Company Real Property Lease.

(f)            The Finance Company is in peaceful and undisturbed possession of the Finance Company Leased Real Property and, to the Knowledge of the Finance Company, the Finance Company has not received any written notice of (i) any existing, pending or threatened condemnation proceedings affecting the Finance Company Leased Real Property, (ii) violations of any applicable Law (including, without limitation, federal, state, local or other governmental zoning, health, safety, land use or building code, regulation or ordinance, certificate of occupancy, covenant, condition, restriction, easement, license, permit or agreement), or (iii) any other moratorium proceedings, or similar matters, which would reasonably be expected to materially and adversely affect the ability to operate the Finance Company Leased Real Property as currently operated. No improvement and no current use of any Finance Company Leased Real Property is dependent on the continuance of a nonconforming use, zoning variance or other zoning exception.

(g)           There are no subleases, licenses, or similar agreements granting to any Person other than the Finance Company the right to use or occupy any Finance Company Leased Real Property. The Finance Company has not assigned, transferred, mortgaged, collaterally assigned, granted any other security interest in, or pledged any interest in any of the Finance Company Real Property Leases. The Finance Company is not a party to, and is not bound by, any contract or other commitment to acquire, lease, sublease, license, rent or otherwise obtain any right of occupancy or use with respect to any real property, including any option, right of first refusal or offer, or similar right, and there are no pending negotiations by Finance Company for any of the foregoing.

(h)           The Finance Company Leased Real Property constitutes all of the real property used and occupied by the Finance Company for the operation of the Finance Company or the Business as currently conducted. The Finance Company has in each Finance Company Leased Real Property, to the extent necessary to conduct the business of the Finance Company as currently conducted, (i) direct or indirect legal access to and from an adjacent public or private road or street with adequate ingress and egress available to such Finance Company Leased Real Property for all purposes and there are no pending (or, to the Knowledge of the Finance Company, threatened) proceedings that could have the effect of impairing or restricting such access, and (ii) reasonable access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other utilities, all of which utilities are provided via public roads or via appurtenant easements benefitting the Finance Company Leased Real Property. Each Finance Company Leased Real Property currently has access to such utility services sufficient to conduct the business of the Finance Company.

(i)            All buildings, structures, foundations, improvements, fixtures, buildings systems and equipment, and all components thereof, located on the Finance Company Leased Real Property are in good operating condition and repair (normal wear and tear excepted) in all material respects and are fit and sufficient for use in the ordinary course of the Finance Company or the Business as currently conducted and no significant repairs thereof are required. None of the Finance Company Leased Real Property has been damaged or destroyed by fire or other casualty that has not been restored or not in the process of being restored.

Section 4.9             Taxes.

(a)            (i) All income Tax Returns and all other material Tax Returns, in each case that are required to be filed with any Taxing Authority, by, or with respect to, the Finance Company, have been timely filed (taking into account all applicable extensions) and are true and correct in all material respects; (ii) the Finance Company has timely paid (taking into account all applicable extensions) all income and other material Taxes owed by the Finance Company (whether or not shown as due on a Tax Return); and (iii) there are no Encumbrances for material unpaid Taxes on any of the assets or equity of the Finance Company.

(b)           The Finance Company has (or has been caused to), in accordance with applicable Law, timely and properly withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer or any other Person and complied in all material respects with all reporting and backup withholding requirements of applicable Law with respect to such payments.

(c)           There is no Action in progress, proposed, pending or threatened in writing against the Finance Company in respect of any material amounts of Tax by a Taxing Authority.

(d)           The Finance Company is treated as a corporation for U.S. federal income tax purposes.

(e)           No unresolved claim has been made in writing by a Taxing Authority during the past five (5) years in a jurisdiction where the Finance Company does not file Tax Returns that the Finance Company is or may be subject to material Tax liability by, or required to file Tax Returns in, that jurisdiction, which claim has not been fully paid, settled or otherwise resolved.

(f)            The Finance Company has not participated in and does not have any Liability with respect to any “listed transactions” within the meaning of Treasury Regulations § 1.6011-4(b).

(g)           There are in effect no waivers of applicable statutes of limitations or extensions of time with respect to material amounts of Taxes of the Finance Company in connection with any material Tax assessment or deficiency or collection Action (for the avoidance of doubt, other than extensions of time requested in the ordinary course of business within which to file such Tax Returns that are automatically granted).

(h)           The Finance Company is not subject to any private ruling from a Taxing Authority or any material Contract with a Taxing Authority.

(i)            The Finance Company is not a member of an affiliated group filing a consolidated federal income Tax return or similar group for state, local, or non-U.S. income tax purposes (other than an affiliated group the parent of which is Seller).

(j)            The Finance Company is not required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date, as a result of any (i) change in, or use of an improper, method of accounting for a Tax period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar provision of applicable Law, (ii) installment sale or other open transaction disposition made at or prior to the Closing, (iii) prepaid amount received or paid, or deferred revenue accrued, in each case, on or prior to the Closing, (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or existing at or before the Closing or (v) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing.

(k)           During the two (2)-year period prior to the date of this Agreement, the Finance Company has neither distributed equity interests of another Person nor had its equity interests distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 (or so much of Section 356 as relates to Section 355) or 361 of the Code.

(l)            There is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Finance Company.

Section 4.10           Proceedings. There are no, and during the Lookback Period, there have been no, (a) investigations or reviews pending, or, to the Knowledge of the Finance Company, threatened by any Governmental Entity, (b) Actions pending (or to the Knowledge of the Finance Company, threatened) or (c) orders, writs, judgments, injunctions, rulings or decrees imposed, which, in the case of clauses (a), (b) or (c), seek damages in excess of $250,000, seek injunctive or other non-monetary relief or that would otherwise reasonably be expected to be adverse to the Finance Company or the Business in any material respect. The Finance Company is not subject to any Governmental Order, nor is in breach or violation of any Governmental Order, and no Governmental Order is binding on the Finance Company or the Business, in either case, that seeks damages in excess of $250,000, seeks injunctive or other non-monetary relief or that would otherwise reasonably be likely to be adverse to the Finance Company or the Business in any material respect. Without limiting the foregoing, Section 4.10 of the Finance Company Disclosure Schedule sets forth all open Actions, inquiries, investigations, examinations or administrative proceedings (and, to the Knowledge of Finance Company, threatened Actions, inquiries, investigations, examinations or administrative proceedings) by any Governmental Entity relating to the Finance Company’s or the Business’s compliance with Financial Regulatory Laws.

Section 4.11           Employee Benefit Plans.

(a)           Section 4.11(a) of the Finance Company Disclosure Schedule sets forth a true, correct and complete list of all material Benefit Plans. Except as specifically identified in Section 4.11(a) of the Finance Company Disclosure Schedule, no Benefit Plans are Company Benefit Plans.

(b)           With respect to each Benefit Plan, Seller or its applicable Affiliate has made available to Purchaser true and complete copies of (i) all plan documents (or, with respect to any unwritten Benefit Plan, a written summary thereof) and all amendments thereto and (ii) the most recent summary plan description required under ERISA with respect to such Benefit Plan and summaries of material modifications thereto.

(c)           With respect to each Company Benefit Plan, the Finance Company has made available to Purchaser true and complete copies of (i) all plan documents (or, with respect to any unwritten Benefit Plan, a written summary thereof), related trust agreements and all amendments thereto, (ii) insurance contracts and policies and certificates of coverage and all amendments thereto, (iii) the Form 5500 annual reports and accompanying schedules and financial statements, as filed, for the most recently completed three (3) plan years, (iv) annual testing (including nondiscrimination and coverage) results for the three (3) most recently completed plan years, (v) the most recent determination letter, advisory letter, or opinion letter issued by the Internal Revenue Service, and (vi) all non-routine correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other Governmental Entity.

(d)           Each Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. There is no pending or threatened Action relating to (i) any Benefit Plan, or (ii) any Benefit Plan to the extent such Action could reasonably be expected to result in any Liability to the Finance Company.

(e)           Each Benefit Plan that is a Qualified Plan is qualified under Section 401(a) of the Code and no circumstances exist (i) which could reasonably be expected to result in loss of such qualification under Section 401(a) of the Code or (ii) which could reasonably be expected to result in a penalty under the Internal Revenue Service Closing Agreement Program. The IRS has issued a favorable determination letter with respect to each Benefit Plan that is a Qualified Plan and the related trust, which letter has not been revoked.

(f)            No Controlled Group Liability has been incurred by the Finance Company or its ERISA Affiliates that has not been satisfied in full, and, to the Knowledge of the Finance Company, no condition exists that presents a material risk to Finance Company or its ERISA Affiliates of incurring any such Liability.

(g)           The Finance Company has never sponsored, maintained, contributed to, been obligated to contribute to, or had any Liability in respect of (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (iv) a plan subject to Section 302 of ERISA or Section 412 of the Code, (v) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA) or (vi) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(h)           The Finance Company does not sponsor any employee benefit plan or have any obligation or Liability with respect to an arrangement that provides for any post-employment (or other service) or post-retirement healthcare or life insurance benefits for retired or former employees (or other service providers) or their beneficiaries or dependents, except as required by COBRA. No Benefit Plan provides and the Finance Company does not provide or have any obligation to provide welfare benefits to any Person who is not a current or former employee of the Finance Company, or a beneficiary thereof. On and following the Closing, the Companies will have no Liabilities in respect of any Benefit Plan (other than the Company Benefit Plans).

(i)            Each Company Benefit Plan (and each Benefit Plan in respect of Company Employees) that is or has been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been administered, operated and maintained in all material respects according to the requirements of Section 409A of the Code, and the Finance Company has not been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code.

(j)             The Finance Company has complied in all material respects with the applicable provisions of the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Care and Education Reconciliation Act of 2010, as amended. No event has occurred and no condition or circumstance exists that would reasonably be expected to subject the Finance Company to any material penalty or Tax under Sections 6721 or 6722 of the Code (whether or not assessed). Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can reasonably be expected to (i) entitle any current or former employee, officer or director or other individual service provider to any payment (including severance pay or similar compensation), any cancellation of indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Benefit Plan; (iii) result in any increase in benefits payable under any Benefit Plan; or (iv) result in any payment or benefit that may, individually or in combination with any other payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(k)            The Finance Company is not a party to any Benefit Plan or other plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

Section 4.12           Compliance with Applicable Law; Permits.

(a)            The Finance Company and Seller or its Affiliates (in respect of the Business) is, and at all times during the Lookback Period has been, in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Finance Company or the Business in any material respect. Without limiting the foregoing, the Finance Company and Seller or its Affiliates (in respect of the Business) is, and at all times during the Lookback Period has been, in compliance in all material respects with all Financial Regulatory Laws. The Finance Company has not, at any point during the Lookback Period, received or been the subject of any notice or communication from any Governmental Entity alleging that the Finance Company is not in compliance, in any material respect, with any Law, nor, at any point during the Lookback Period, has any such Action been filed or commenced with respect to a material violation (or alleged violation) of any applicable Law by the Finance Company or Seller or its Affiliates (in respect of the Business) and, to the Knowledge of the Finance Company, there are no facts or circumstances which could be the basis for any such notice, claim, assertion or Action. To the Knowledge of the Finance Company, there is no investigation by a Governmental Entity pending with respect to any material violation of any applicable Law by the Finance Company or Seller or its Affiliates (in respect of the Business).

(b)            The Finance Company and all applicable Associated Persons of the Finance Company possess, and will continue to possess immediately following Closing, all licenses, permits, qualifications, registrations, certificates, authorizations and certificates from any Governmental Entity required under applicable Law with respect to the operation of the Finance Company or the Business (collectively, “Finance Company Permits”), except where the failure to possess such Finance Company Permits would not, individually or in the aggregate, reasonably be expected to be adverse to the Finance Company or the Business in any material respect. All Finance Company Permits are in full force and effect in all material respects. The Finance Company and Seller or its Affiliates (in respect of the Business) are, and have been at all times during the Lookback Period, in compliance with the Finance Company Permits. Each of the Associated Persons of the Finance Company are, and have been at all times during the Lookback Period, in compliance with the Finance Company Permits. None of the Finance Company or Seller or its Affiliates (in respect of the Business) has, at any point during the Lookback Period, received any notice of any suspension, revocation, cancellation, termination, non-renewal or adverse modification of any Finance Company Permit. There is no Action pending or threatened that has resulted in, or would reasonably be expected to result in (nor is there any existing condition, situation or set of circumstances that would reasonably be expected to result in), the revocation, cancellation, termination, non-renewal or adverse modification of any Finance Company Permit. Section 4.12(b) of the Finance Company Disclosure Schedule sets forth a true, correct and complete list of (i) each U.S. state or territory in which the Finance Company or the Business engages in lending, leasing, brokering and/or other financing activity and (ii) for each such jurisdiction, the Finance Company Permits held, pending applications, renewal dates, and any exemptions or other bases relied upon to conduct the Finance Company or the Business in such jurisdiction.

(c)            To the extent the Finance Company or the Business obtains consumer reports or other consumer information relating to any natural-person obligor or guarantor that is personally liable for any portion of the debt or other obligations under any Equipment Finance Contract, the Finance Company or Seller or its Affiliates (in respect of the Business) has complied in all material respects with applicable Financial Regulatory Laws governing permissible purpose, authorizations, and privacy.

(d)            At all times during the Lookback Period, all reports, statements, documents, registrations, filings, applications and submissions required to be submitted by the Finance Company or Seller or its Affiliates (in respect of the Business) to Governmental Entities have been timely filed in all material respects and have complied in all material respects with all applicable Law in effect when filed, and, to the Knowledge of Finance Company, no material deficiencies have been asserted by any such Governmental Entities that have not been resolved to the satisfaction of such Governmental Entities. The entry into and performance of this Agreement or any Transaction Agreement and the consummation of the Transactions does not, and will not, (i) result in the loss, suspension, revocation, cancellation, non-renewal or adverse modification of any Finance Company Permit, or (ii) require the Finance Company to obtain any additional Finance Company Permits in order to conduct the Finance Company or the Business immediately following Closing in the manner as conducted immediately prior to the Closing.

(e)            At all times during the Lookback Period, the Finance Company and the Business have maintained written policies and procedures reasonably designed to (i) confirm, at onboarding and periodically thereafter, that brokers, referral partners, lead generators, and introducers used by the Finance Company or the Business hold any licenses or registrations required under applicable Financial Regulatory Laws for their activities and (ii) monitor such Persons for compliance with applicable Financial Regulatory Laws in connection with solicitations and referrals.

Section 4.13           Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, other than BofA Securities, Inc., is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Business, the Finance Company or any of its Affiliates, to receive any commission, brokerage, finder’s fee, investment banking, financial advisory or other similar compensation in connection with the consummation of the Transactions, including the Share Purchase. Seller shall be solely responsible for all fees and expenses of BofA Securities, Inc.

Section 4.14            Labor and Employment Matters.

(a)            Seller has provided to Purchaser a true and correct list of all current Company Employees, containing for each Person: (i) date of hire; (ii) job title or description of services; (iii) classification as exempt or non-exempt under the Fair Labor Standards Act or other applicable Law; (iv) full-time or part-time status; (v) base salary or hourly rate; (vi) current vacation and/or paid time off accrual amounts; (vii) bonus, commission, or other form of compensation paid in 2026 and similar amounts paid for the previous fiscal year; (viii) name of the employer entity; (ix) work location (by city, state or other jurisdiction); and (x) if the employee is on leave, the type of leave and anticipated return to work date. All such Company Employees are employed on an “at will” basis. No current Company Employees are employed on a work visa or work permit. Seller has provided to Purchaser a true and correct list of all current individual independent contractors of the Finance Company and any current individual independent contractors of Seller or any Affiliate thereof (other than the Finance Company) who devote primarily all of their working time to performing services on behalf of the Business, containing for each Person: (A) date of hire; (B) description of services; (C) work location; (D) engaging entity, and (E) consulting fees.

(b)            There are no, and there has not been since January 1, 2023, any, pending (or, to the Knowledge of Seller and the Finance Company, threatened) material labor grievances or unfair labor practice claims or charges against the Finance Company or relating to the Business or any strikes, picketing of any nature, work slowdown or any other concerted interference with normal operations, work stoppage or lockout, or other material labor disputes against the Finance Company or relating to the Business. Neither Seller nor the Finance Company are, or have ever been, a party to or bound by any collective bargaining agreement or similar Contract with any union or labor organization, or any work rules or practices agreed to with any union, labor organization or employee association applicable to the Business or any current or former Company Employee and, to the Knowledge of Seller and the Finance Company, there are no organizing efforts by any union or other group seeking to represent any Company Employees, and the Finance Company has never had any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative of any Company Employee. With respect to the Transactions contemplated by this Agreement, Purchaser, Seller and the Companies will not be subject to any notice, consultation or bargaining obligations owed to the Company Employees or their representatives under applicable Law or collective bargaining agreement or other Contract.

(c)            Each Company Employee devotes primarily all of such Company Employee’s working time to performing services directly related to the Business. Seller and its Affiliates (other than any Company) do not employ any individuals who devote primarily all of their working time to performing services on behalf of the Business, other than as set forth on Section 4.14(c)(i) of the Finance Company Disclosure Schedule, which such individuals will have their employment transferred to the Finance Company prior to the Closing Date. Except as set forth on Section 4.14(c)(ii) of the Finance Company Disclosure Schedule, since January 1, 2025, neither Seller nor any of its Affiliates have transferred any employee or other service provider to any Affiliate of such entity.

(d)            With respect to the Business, Seller and the Finance Company are, and at all times during the past three (3) years have been, in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including, but not limited to, wages, hours, compensation, employee classification (either as exempt or non-exempt, or as a contractor versus employee), paid sick leave, employment or termination of employment, leave of absence rights, employment policies, immigration, completion and retention of Forms I-9, terms and conditions of employment, labor or employee relations, equal employment opportunity and fair employment practices, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, whistleblowing, privacy rights, harassment, discrimination, retaliation, and working conditions or employee safety or health. Neither Seller nor the Finance Company are delinquent in, or have Liability under applicable Law for failure to provide, any payments to any Company Employee or Associated Person of the Business for any wages, salaries, overtime, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such Company Employees and Associated Persons.

(e)            In the past three (3) years, there has been no Action with respect to employment or labor matters regarding Company Employees or Associated Persons of the Business (including allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of such Associated Persons, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices).

(f)             There has not been any “plant closing” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law affecting the Business.

(g)            To the Knowledge of Seller and the Finance Company, (i) no Company Employee is subject to any Contract with Seller or any Affiliate thereof or any other Person which would reasonably be expected to materially and adversely affect such Company Employee’s ability to act as an employee of Purchaser in a similar capacity following the Closing, and (ii) no Key Service Provider has expressed an intention to terminate his, her or their employment with the Finance Company or the Business.

Section 4.15            Finance Company Material Contracts.

(a)            Section 4.15(a) of the Finance Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of each Contract (in addition to (i) each Company Benefit Plan that is a Contract and is set forth in Section 4.11(a) of the Finance Company Disclosure Schedule, and (ii) each Finance Company Real Property Lease that is a Contract and is set forth in Section 4.8(b) of the Finance Company Disclosure Schedule, neither of which shall be required to be re-listed here) described in the following subclauses, including amendments thereto to which the Finance Company or Seller or its Affiliates (in respect of the Business) is a party or by which any material assets of the Finance Company or the Business are bound or subject (each such Contract required to be listed in this Section 4.15(a), a “Finance Company Material Contract” and together with the Reinsurance Company Material Contracts, the “Material Contracts”):

(i)            any Contract that provides for Finance Company to manage or operate any property or business owned by another Person;

(ii)            any Contract that provides for partnership, joint venture, strategic alliance, collaboration or any sharing of revenues, profits, losses, costs, or liabilities;

(iii)          any Contract that contains any non-competition, exclusivity, or non-solicitation restrictions on the Finance Company or the Business (including any such restrictions applicable to any individual, customer, or vendor), or other similar restrictions or which otherwise restrict the Finance Company or the Business from engaging in any line of business anywhere in the world, or which contain a “most favored nation,” “best pricing” clause or similar arrangements providing preferential pricing or treatment to any other Person;

(iv)          any Contract that provides for any minimum purchase, sale, or lease obligation or requirements-based purchases, sales, or leases;

(v)           any Contract involving any leases or subleases of any real property;

(vi)          any Contract that grants any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets (including any Equity Security) of Finance Company or the Business;

(vii)         any Contract with a Governmental Entity;

(viii)        any Contract under which Finance Company or the Business (A) has created, incurred, assumed or guaranteed any outstanding Indebtedness, (B) securitizes, otherwise finances, sells, assigns, participates or pledges any Equipment Financings, receivables or other financial assets or (C) grants an Encumbrance securing any such Indebtedness, in each case in the aggregate principal amount in excess of $250,000;

(ix)           any Contract involving the settlement of any Action or threatened Action (or series of related Actions) that will (A) involve payments after the date hereof of consideration in excess of $150,000 or (B) impose material monitoring, reporting or other obligations with respect to the Finance Company or the Business;

(x)            any Contract containing any future capital expenditure obligations of the Finance Company (or otherwise relating to the Finance Company or the Business) in excess of $100,000;

(xi)           any Contract containing any license, sublicense, or other right pursuant to which any other Person is authorized to use any Owned Intellectual Property other than non-exclusive licenses granted in the ordinary course of business to customers of the Finance Company or the Business;

(xii)          any Contract with any broker, referral partner, lead generator, introducer, marketing partner or similar Person that sources obligors and/or applications or is compensated based on originations or amounts financed;

(xiii)         any Contract containing any license, sublicense, or other right pursuant to which the Finance Company is authorized to use any Intellectual Property owned by any other Person, other than commercial off-the-shelf software licensed on standard terms by the Finance Company on a non-exclusive basis from third parties in the ordinary course of business for an annual license fee of $25,000 or less;

(xiv)         any Contract that relates to the development of any material Intellectual Property by a third party for the Finance Company or by the Finance Company for a third party;

(xv)          any Contract with a third-party servicer, sub-servicer or collection agency;

(xvi)         any Contract that obligates (including upon the occurrence of certain events) the Finance Company or the Business to pay or repay an amount in cash, goods, rights, services or materials of $100,000 or more in any consecutive twelve (12)-month period, unless such Contract is otherwise specified in this Section 4.15;

(xvii)        any Contract with any of the ten (10) largest suppliers or vendors of the Finance Company or the Business, as measured by dollar value of aggregate spend on goods or services for the twelve (12) months ended (A) December 31, 2024, (B) December 31, 2025 and (C) March 31, 2026 (each, a “Major Supplier”);

(xviii)       any Contract that entitles Finance Company (including upon the occurrence of certain events) or the Business to receive an amount in cash, goods, rights, services or materials of $100,000 or more in any consecutive twelve (12)-month period;

(xix)         any Contract imposing an Encumbrance on any material assets or properties of the Finance Company or the Business, other than any liens which will be released at or prior to Closing or Permitted Encumbrances;

(xx)          any Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) by Finance Company or the Business of any operating business or material assets or the capital stock of any other Person;

(xxi)         any sales agency, sales representation, distributorship, dealer, broker (whether the Finance Company acts as broker or principal thereunder), franchise or similar Contract;

(xxii)        any Contract pursuant to which the Finance Company or the Business grants to, or receives from, any other Person any rights or entitlements in or to (including any license or covenant not to sue or enforce) any Intellectual Property, other than any shrink-wrap, click-wrap, or similar license agreement for commercially available off the-shelf software or services for which the aggregate fees payable by Finance Company or the Business for the use of such software or services in any consecutive twelve (12)-month period do not exceed $25,000;

(xxiii)       any Contract with any dealer or other third party (including any network or association of dealers or affiliations of merchants) who sells Business Equipment to the Finance Company or the Business, or to customers of the Finance Company or the Business, in excess of $4,000,000 in any consecutive twelve (12)-month period;

(xxiv)       any Contract relating to the servicing, administration, purchase, sale or management of Equipment Financings;

(xxv)        any Contract providing for any material modification, restructuring, forbearance, settlement or deferral of payment obligations with respect to any Equipment Financing obligor whose outstanding principal balance individually or in the aggregate across all Equipment Financings of such obligor and its affiliates exceeds $1,500,000 as of the date of this Agreement;

(xxvi)       any Contract that relates to hedging activities by the Finance Company or the Business in connection with which the aggregate actual or contingent obligations of Finance Company or the Business under such contract is greater than $250,000;

(xxvii)      each Equipment Finance Contract that deviates from the Company Specified Form required to be listed on Section 4.16(e) of the Finance Company Disclosure Schedule;

(xxviii)     each master sale agreement, servicing agreement, and/or similar agreement in respect of any Third Party Serviced Contract;

(xxix)       each Syndication Contract with ongoing obligations or liabilities on the Finance Company; and

(xxx)        any legally binding written commitment of Finance Company or the Business to enter into any of the foregoing.

(b)            Seller has made available to Purchaser copies of each Finance Company Material Contract, which are true, correct and complete in all material respects, together with any material amendments, modifications or supplements thereto and in effect on the date hereof. In each case, (i) each Finance Company Material Contract is valid, enforceable and binding on the Finance Company, the Business and, to the Knowledge of Finance Company, each counterparty thereto, and is in full force and effect, (ii) the Finance Company has complied in all material respects with and performed all material obligations required to be performed by it under each applicable Finance Company Material Contract, (iii) to the Knowledge of Finance Company, each third-party counterparty to each Finance Company Material Contract has complied in all material respects with and performed all material obligations required to be performed by it under such Finance Company Material Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or material default on the part of the Finance Company, or to the Knowledge of the Finance Company, any other party thereto, of or under any such Finance Company Material Contract and (v) to the Knowledge of Finance Company, no third-party counterparty to any Finance Company Material Contract has exercised or threatened in writing (or to the Knowledge of the Finance Company, orally) to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Finance Company Material Contract.

Section 4.16           Equipment Financing Portfolio.

(a)            As of the date hereof, Seller has made available to Purchaser the Reference Loan Tape. The information with respect to each Equipment Financing set forth in the Reference Loan Tape is true, complete and correct as of the Reference Tape Date, and any Equipment Finance Contract that was originated, or owned, by the Finance Company and sold is clearly marked as such in, or excluded from, the Reference Loan Tape. The Reference Loan Tape provides information with respect to each Equipment Financing owned or serviced by the Finance Company as of the Reference Tape Date. The Reference Loan Tape provides information about any broker, referral partner, lead generator, or introducers that have been used by the Finance Company or the Business with respect to the Equipment Financings set forth on the Reference Loan Tape. There are no arrangements (including caps on, reductions of, or scheduled alterations to, the principal or interest payable, the interest rate applicable, or the maturity of any Equipment Financing) between Seller, any Affiliate thereof (each in respect of the Business) or any Company, on the one hand, and any counterparty, on the other hand, the nondisclosure of which to Purchaser would cause the information set forth in the Reference Loan Tape to be inaccurate in any material respect.

(b)            Each Equipment Financing (i) is, and has been since its date of origination, evidenced by an Equipment Finance Contract consistent in all material respects with the applicable Company Specified Form, (ii) is, and has been since its date of origination, the legal, valid and binding obligation of the obligor and each guarantor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions, (iii) is appropriately classified with respect to the applicable product type in the Loan Tape (including the Reference Loan Tape) and (iv) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Equipment Financing files are being maintained and serviced, in accordance with the applicable Equipment Finance Contract and servicing standards and policies of Finance Company and applicable Law in all material respects.

(c)            As of the date hereof, except as set forth on the Reference Loan Tape, the Finance Company is not a party to any Equipment Finance Contract (i) with respect to which, since the Lookback Date, any amendment has been made to the agreement under which such Equipment Financing was originally created due to concerns regarding the counterparty’s ability to pay in accordance with such initial terms, or (ii) with Seller or any of its Affiliates, or any director or executive officer of Finance Company, Seller or any of its Affiliates.

(d)            Each Equipment Financing is a “payment intangible” or “chattel paper” within the meaning of the applicable UCC.

(e)            Seller has made available to Purchaser true and complete copies of each form of agreement and other standard documentation used by the Finance Company (or any other Person in connection with the Business) in connection with the origination, purchase, sale, assignment, participation, pledge, modification, servicing or enforcement of Equipment Financings, as in effect at any time since the Lookback Date, including all forms of Equipment Finance Contracts (whether operating or finance leases, secured loan agreements or conditional sale contracts) and all promissory notes, security agreements, guaranties (including personal and corporate guaranties), dealer, vendor, referral and broker program agreements, master loan and security agreements, participation and assignment agreements, and standard modification, forbearance and restructuring agreements, in each case, identified by product type (each such form of Equipment Finance Contract, agreement, note, guaranties or other documents, as applicable and in the form provided to Purchaser prior to the date hereof and listed on Section 4.16(e) of the Finance Company Disclosure Schedule, a “Company Specified Form”). Since the Lookback Date, the Finance Company (and each other Person engaged in the Business) has not deviated from, amended, modified, or supplemented any such Company Specified Form or entered into any Contract with any Third Party that deviates from any such Company Specified Form in relation to the Business activity intended to be covered by such Company Specified Form.

(f)             To the Knowledge of the Finance Company, all Business Equipment has been manufactured in all material respects in accordance with applicable Law, and no such Business Equipment is subject to a manufacturing defect, and there has not been any event, circumstance, change or occurrence that would reasonably be expected to result in any claim, Action or causes of action relating to, arising from or with respect to any manufacturing defect of any Business Equipment, or in respect of any Equipment Financing or otherwise arising under any Equipment Finance Contract.

(g)            Since the Lookback Date, none of the Finance Company or Seller or any of its Affiliates (in respect of the Business) has received any written (or, to the Knowledge of Seller or the Finance Company, verbal) notice that there is, and, to the Knowledge of Seller, there has not been any event, circumstance, change or occurrence that would reasonably be expected to result in, any claim, Action or cause of action against the Finance Company or Seller or any of its Affiliates (in respect of the Business) for, any Liability relating to or arising out of any operating incidents or injury to any Person or property in which any Business Equipment or a component thereof has been involved and that, individually or in the aggregate, is, was or would reasonably be expected to be, adverse to the Business or any of the Companies in any material respect.

(h)            The Finance Company is the “lessor” or “lender” or “assignee” (of the original lender) or “rentor” under each Equipment Finance Contract (excluding those that have been sold by the Finance Company) and its interests thereunder are free and clear of all Encumbrances.

(i)             The Equipment Financings listed on the Reference Loan Tape, as of the Reference Tape Date, constitute all of the Equipment Financings owned by the Finance Company or the Business.

(j)             Except as set forth in the Reference Loan Tape or the Closing Loan Tape, to the Knowledge of Seller and Finance Company, no Business Equipment has suffered an Event of Loss.

(k)            No modifications are required by any Governmental Entity with respect to any Business Equipment in order for such Business Equipment to operate in compliance with applicable Law or Governmental Order.

(l)            No Business Equipment is subject to any remarketing, residual sharing, fee agreement or similar agreement which would be binding upon or enforceable against any Company, against any Business Equipment or against the proceeds of any lease, sale or other disposition of such Business Equipment.

(m)            (i) None of the Finance Company or Seller or its Affiliates (in respect of the Business) is in default of its obligations under any Equipment Finance Contract and (ii) other than with respect to delinquencies and bankruptcies reflected on the applicable Loan Tape, (A) to the Knowledge of Seller and the Finance Company, no Customer or Third Party is in default under any of the Equipment Finance Contracts and (B) since the Lookback Date, no Customer has asserted in writing to the Finance Company or Seller or any of its Affiliates (in respect of the Business) any defense, counterclaim or set-off to its lease payment or other obligations under such Customer’s corresponding Equipment Finance Contract.

(n)            As of the Reference Tape Date, except as disclosed on the Reference Loan Tape, none of the Finance Company or Seller or its Affiliates (in respect of the Business) has granted to any applicable Customer any right to (i) purchase any Business Equipment (including any right to exercise a purchase option under any Equipment Finance Contract) or (ii) unilaterally extend (for the avoidance of doubt, excluding any renewal options), amend, modify, supplement, or terminate any Equipment Finance Contract prior to its scheduled expiration date without the imposition of monetary penalty.

(o)            As of the date hereof, with respect to the Business, none of the Finance Company or Seller or its Affiliates (in respect of the Business) has offered any material rebates to any of its Customers that will apply at any time after the Closing, except as set forth in the Reference Loan Tape.

(p)            None of the Finance Company or Seller or its Affiliates (in respect of the Business) advances monies to Customers, except (i) as set forth in the Reference Loan Tape or (ii) payments, reimbursements and rebates as required under the applicable Equipment Finance Contract.

(q)            Each Equipment Financing that is owned by the Finance Company (i) is identified on the applicable Loan Tape as either (x) a loan (as reflected in the EFA Gross Contract Balance in the Reference Balance Sheet) or (y) a lease (as reflected in the Lease Receivable balance in the Reference Balance Sheet), and (ii) as of the Reference Tape Date, (x) satisfies the eligibility criteria set forth on Exhibit D (the “Eligibility Criteria”) applicable to such Equipment Financing, and (y) to the extent included in the Owned Portfolio Asset Amount, is compliant with the Concentration Limits applicable to such Equipment Financing as so identified, in each case, except as otherwise disclosed in Section 4.16(q) of the Finance Company Disclosure Schedule. Seller has made available to Purchaser a key describing all tax codes, residual codes and other classifications used in the Loan Tape.

(r)            As of the date hereof, Seller has made available to Purchaser true, complete and correct copies of all collections, servicing, origination policies and underwriting guidelines of the Business or the Companies (each such policy or guideline, as applicable and in the form provided to Purchaser prior to the date hereof, a “Company Specified Policy”), and each such Company Specified Policy has been adhered to by the Companies and the Business in all material respects in accordance with their terms, including in respect of the Equipment Financing activities of the Business.

(s)            Notwithstanding anything herein to the contrary, this Section 4.16 shall exclude, and no representation or warranty is made with respect to, any Third Party Serviced Contracts, which are addressed in Section 4.25.

Section 4.17            Intellectual Property.

(a)            Section 4.17(a) of the Finance Company Disclosure Schedule sets forth a true and complete list of all patents, pending patent applications, registered copyrights, trademark registrations and pending applications for registration of trademarks, internet domain name registrations that are Owned Intellectual Property (collectively, the “Finance Company Registered Intellectual Property”), and proprietary Finance Company Software. All Finance Company Registered Intellectual Property is valid, subsisting and enforceable. All required filings and fees related to the Finance Company Registered Intellectual Property that are due or payable prior to the Closing Date have been timely paid with the applicable Governmental Entity or registrar.

(b)            As of the Closing Date, the Finance Company owns all right, title and interest to the Owned Intellectual Property free and clear of all Encumbrances (except Permitted Encumbrances), or has the right to use all other material Intellectual Property necessary for the conduct of the Business, as currently conducted.

(c)            The conduct of the Business as conducted in the past six (6) years has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate, or otherwise violate the Intellectual Property of any Person. There are no written claims in the past six (6) years pending, settled, or threatened against (including any demands or invitations to license Intellectual Property of a Person) the Finance Company alleging the Finance Company or the operation of the Business, as currently conducted, is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated or otherwise violated any Intellectual Property of a Person. To the Knowledge of the Finance Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating, or otherwise violating any Owned Intellectual Property. There are no written claims in the past six (6) years pending or threatened against any Person alleging the infringement, misappropriation or other violation of any Owned Intellectual Property.

(d)            The Finance Company has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets contained within the Owned Intellectual Property and other material Confidential Information used in the conduct of the Business, as currently conducted. Each current and former employee, independent contractor and consultant of the Finance Company who has contributed to the development of material Intellectual Property in the course of their employment by or provision of services to the Finance Company has executed an agreement with the Finance Company, which requires the employee to protect the Finance Company’s Confidential Information and includes a present assignment of all Intellectual Property developed by such employee or contractor in the course of their employment by or provision of services to the Finance Company. Without limiting the foregoing, no current or former employee or independent contractor or consultant owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to the Owned Intellectual Property, nor has any current or former employee or independent contractor or consultant made any written assertions with respect to any alleged ownership or any such right, claim, interest or option, nor threatened any such assertion. The Finance Company has not assigned or transferred ownership of, agreed to so assign or transfer ownership of, or granted or agreed to grant any exclusive license of or exclusive right to use, any Owned Intellectual Property. All Intellectual Property used in or necessary to the conduct of the Business as currently conducted shall be owned or available for use by the Finance Company immediately after the Closing on terms and conditions substantially the same as those under which the Finance Company owned or used such Intellectual Property immediately prior to the Closing.

(e)            The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not, with or without notice or the lapse of time or both, result in any other Person having (or give or purport to give any other Person) the right or option to a license, covenant not to sue, immunity or other rights with respect to any material Owned Intellectual Property. No Contract related to Intellectual Property to which Company is a party would, upon Closing, grant or purport to grant to any Person any license, covenant not to sue, or other rights related to Intellectual Property owned by Purchaser or any of its Affiliates (other than the Finance Company).

(f)             The Finance Company has the right to use all material IT Systems that are used in the conduct of the Business, as currently conducted, subject to any third-party licenses, subscriptions or agreements in effect as of the Closing Date. All IT Systems that are used in the conduct of the Business, as currently conducted, operate and perform materially in accordance with their documentation, and are operated and maintained substantially in accordance with the Finance Company’s requirements for the Business, as currently conducted.

(g)            The manner in which any Open Source Software is incorporated into, linked to or called by, or otherwise combined or distributed with any Finance Company Software or other Owned Intellectual Property, according to the terms of the license applicable to such Open Source Software, does not obligate the Finance Company to: (i) disclose, make available, offer or deliver all or any portion of any source code of any such Software or service or any component thereof to any third party, other than the applicable Open Source Software, or (ii) create obligations for the Finance Company to grant, or purport to grant, to any third party any rights or immunities under any Owned Intellectual Property (including any agreement not to assert patents), or impose any present economic limitations on the Finance Company’s commercial exploitation thereof.

(h)            The Finance Company has not delivered, licensed or made available to any escrow agent or other Person any source code for any Finance Company Software except for disclosures to employees and independent contractors for the Finance Company that are subject to written confidentiality obligations to maintain the confidentiality of such source code and who have had such access only during the term of their employment by or provision of services to the Finance Company. The Finance Company does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Finance Company Software to any escrow agent or other Person.

Section 4.18           Data Privacy, Artificial Intelligence, and Cybersecurity.

(a)            With respect to the Processing of Company Data, the Finance Company and, to the Knowledge of the Finance Company, its data processors, comply and have complied at all times with Data Privacy, AI, and Security Requirements in all material respects. In particular and without limitation, the Finance Company, to the extent required under Data Privacy, AI, and Security Requirements: (i) maintains a record of Personal Data Processing activities, (ii) provides required information to data subjects whose Personal Data are Processed, (iii) retains Personal Data only for as long as is necessary, and (iv) conducts vendor due diligence appropriate to the risk posed by a data processor. Where the Finance Company uses a data processor or third party to Process Company Data, the Finance Company has in place Contracts with such data processors and third parties to help ensure that the data processor or third party maintains the confidentiality and security of the Company Data and complies at all times with Data Privacy, AI, and Security Requirements, and such Contracts include Processing provisions as required under Data Privacy, AI, and Security Requirements.

(b)            With respect to the development, training, and other uses of AI Technologies, the Finance Company has (i) complied with applicable Data Privacy, AI, and Security Requirements in all material respects; and (ii) implemented policies and procedures designed to ensure the ethical and safe deployment and uses of such AI Technologies.

(c)            Neither the execution, delivery or performance of this Agreement or any of the other Transaction Agreements, nor the consummation of any of the Transactions, violate any Data Privacy, AI, and Security Requirements, or adversely affect the Finance Company’s rights in, or use of, any Company Data in any material respect. All Company Data will continue to be available for Processing by the Finance Company immediately following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

(d)            The Finance Company has established and maintained an Information Security Program, and there have been no material violations of the Information Security Program. The Finance Company has assessed and tested its Information Security Program on a no less than annual basis, remediated all critical and high risks and vulnerabilities, and the Information Security Program has proven sufficient and compliant with Data Privacy, AI, and Security Requirements. The IT Systems currently used by the Finance Company (i) are in good working condition, (ii) to the Knowledge of the Finance Company, do not contain any Malicious Code or defect, and (iii) operate and perform as necessary to conduct the Business of the Finance Company. The Finance Company maintains, and has maintained, cyber liability insurance with reasonable coverage limits.

(e)            The Finance Company and, to the Knowledge of the Finance Company, its data processors have not suffered and are not suffering a Security Incident, have not been and are not required to notify any Person of any Security Incident, and have not been and are not adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems. The Finance Company has not received a written notice (including any enforcement notice), letter or complaint from a Person alleging noncompliance or potential noncompliance with any Data Privacy, AI, and Security Requirements and has not been subject to any Action relating to noncompliance or potential noncompliance with Data Privacy, AI, and Security Requirements or the Finance Company’s Processing of Company Data.

Section 4.19           Transaction Payments. The Finance Company has no Transaction Payments.

Section 4.20           Sufficiency of Assets. Upon Closing, the Finance Company will, in the aggregate, (a) have sufficient personnel, and (b) own, lease, license, or have the right to use (including in respect of Intellectual Property, directly or ancillary to a license or right of a Company), or have good and marketable title to (or a valid leasehold interest in or license to) all of the assets (whether tangible or intangible), Contracts, properties, rights, Intellectual Property (whether owned or licensed) and authorizations, which, together with the services set forth in Exhibit A of the Transition Services Agreement in respect of any Excluded Shared Assets, will be sufficient to operate and conduct the Business, in substantially the same manner as the Business and the Finance Company is conducted on the date hereof by Seller and its Affiliates (including the Companies).

Section 4.21           Title to Assets. The Finance Company has, and will have at and immediately following the Closing, good and valid title to, or a valid leasehold interest in, all of the tangible or intangible, property, rights, and assets used, or held for use in, the conduct of the Business as of the date of this Agreement and as of immediately prior to the Closing, whether real or personal, including all properties and assets reflected on, the Finance Company Latest Balance Sheet or the applicable Loan Tape, or acquired since the date thereof (other than assets disposed of in the ordinary course of business consistent with past practice since the date of the Finance Company Latest Balance Sheet), free and clear of any and all Encumbrances other than Permitted Encumbrances. All assets and properties owned or leased by the Finance Company or used in the operation of the Business are (i) in good working order and condition, ordinary wear and tear excepted, and (ii) from and after the Closing Date, sufficient for the operation of the Business immediately following Closing as conducted as of the date of this Agreement and as of immediately prior to Closing. The Transactions contemplated herein do not constitute a “bulk sale” (as such term is described in Article 6 of the UCC in any jurisdiction).

Section 4.22           Affiliate Transactions.

(a)            Except for any Contracts that are to be assigned pursuant to intercompany assignments or any other intercompany or other arrangements resulting from Parent and its Affiliates operating the Business prior to Closing that are to be terminated at or prior to Closing in accordance with the terms of this Agreement (collectively, “Pre-Closing Intercompany Assignments”), or as otherwise set forth on Section 4.22 of the Finance Company Disclosure Schedule, none of Seller, any Related Party of Seller (other than the Companies), or any Associated Person of any of the foregoing (i) is a party to any Contract with the Finance Company or Seller or its Affiliates (solely in respect to the Business), (ii) has engaged since the Lookback Date in any other material transaction, arrangement or understanding with the Finance Company or the Business (other than in the case of clauses (i) and (ii) above, in respect of an individual’s capacity as an officer or director of the Finance Company or any payments made to, and other compensation provided to, officers and directors (or equivalent) in such capacity in the ordinary course of business), or (iii) has any ownership interest in any assets of the Business. Section 4.22 of the Finance Company Disclosure Schedule sets forth a complete and accurate list of all Contracts among any such Person (excluding the Finance Company), on the one hand, and the Finance Company, on the other hand, including any contract involving any Third Party (other than employment agreements entered into with employees or equity compensation-related agreements with employees) (each such Contract, a “Finance Company Affiliate Arrangement”).

(b)            There are no purchase orders of Seller or its Affiliates in respect of the Business (including any Business Equipment that is or may become subject to an Equipment Financing).

(c)            Neither Seller nor any of its Affiliates (other than the Companies) is a party to any Contract pursuant to which Seller or any of its Affiliates (other than the Companies) would acquire any additional material assets for the Business.

Section 4.23           CFIUS. The Finance Company (including the Business) (a) does not produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (b) does not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (c) does not maintain or collect sensitive personal data, and has no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, the Finance Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248. The Finance Company does not have a current intention of engaging in such activities in the future.

Section 4.24           Insurance Policy. Section 4.24 of the Finance Company Disclosure Schedule sets forth a list of all policies or Contracts providing insurance coverage applicable to the Finance Company or the Business. Each such insurance policy is in full force and effect (including all amendments, modifications or supplements thereto), and since January 1, 2020, no policy limits of such insurance policies have been exhausted or materially eroded or reduced, and policies providing substantially similar insurance coverage have been in effect continuously. Since the Lookback Date, no notice of cancellation or termination, material premium increase, or material alteration of coverage has been received by the Finance Company or Seller or any of their Affiliates (with respect to the Business) with respect to any such policy or Contract. All premiums due and payable under such policies have been paid, and there are no defaults under any such policy by the Finance Company or, to the Knowledge of the Finance Company, the applicable insurer, except for any such failure to pay or default that is, or would reasonably be expected to become, adverse to the Finance Company or the Business in any material respect. The Finance Company has not failed to give any notice or present any claims under any such insurance policy in a due and timely fashion, and no insurer has denied, rejected, questioned or disputed or made any reservation of rights regarding any pending claims. Such policies and Contracts are of the type and in the amounts customarily carried by Persons conducting a business similar to the Finance Company or the Business and are, and immediately following Closing will continue to be, sufficient for compliance with all applicable Laws and Contracts to which the Finance Company is a party or by which it is bound, in each case, in all material respects. The Finance Company is, and at all times since the Lookback Date has been, adequately covered against risks normally insured against by Persons carrying on the same kind of business as that carried on by the Finance Company or the Business. The assets of the Finance Company are insured to full replacement cost value (subject to customary deductibles and policy limits). To the extent insurance is required on Business Equipment, such Business Equipment is insured in accordance with the terms of the applicable Equipment Financing and in amounts and against such risks as are customary for equipment of the type subject thereto, and the Finance Company has not received any written notice of cancellation or termination of any such insurance coverage that has not been replaced. All insurance claims data provided by Seller or its Affiliates to Purchaser is accurate and complete in all material respects as of its respective valuation date, and since such data there have been no material claims presented or material changes in such data. There are no open claims under any insurance policy with any insurer that is insolvent or the subject of any insolvency, rehabilitation or similar proceeding.

Section 4.25           Third Party Serviced Contracts; Syndications.

(a)            The information with respect to each Third Party Serviced Contract set forth in the Reference Loan Tape is true, complete and correct as of the Reference Tape Date, and any Third Party Serviced Contract that was originated, or owned, by the Finance Company and sold is clearly marked as such in, or excluded from, the Reference Loan Tape. The Reference Loan Tape provides information with respect to each Third Party Serviced Contract owned or serviced by the Finance Company as of the Reference Tape Date. The Reference Loan Tape provides information about any broker, referral partner, lead generator, or introducers that have been used by the Finance Company or the Business with respect to the Third Party Serviced Contracts set forth on the Reference Loan Tape. There are no arrangements (including caps on, reductions of, or scheduled alterations to, the principal or interest payable, the interest rate applicable, or the maturity of any Third Party Serviced Contract) between Seller, any Affiliate thereof (each in respect of the Business) or any Company, on the one hand, and any counterparty, on the other hand, the nondisclosure of which to Purchaser would cause the information set forth in the Reference Loan Tape to be inaccurate in any material respect.

(b)            Each Third Party Serviced Contract (i) that is an Outbound Third Party Serviced Contract is serviced by the Finance Company pursuant to a service agreement or other agreement governing the Finance Company’s servicing obligations that is consistent in all material respects with a form of agreement that has been disclosed to Purchaser prior to the date hereof, (ii) that is an Inbound Third Party Serviced Contract is serviced by the Third Party that transferred the assets underlying such Third Party Serviced Contract to the Finance Company pursuant to a service agreement or other agreement governing such Third Party’s servicing obligations that is consistent in all material respects with a form of agreement that has been disclosed to Purchaser prior to the date hereof, (iii) is, and has been since its date of origination, the legal, valid and binding obligation of the obligor and each guarantor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions, (iv) is appropriately classified with respect to the applicable product type in the Loan Tape (including the Reference Loan Tape) and (v) that is an Outbound Third Party Serviced Contract or a Held-for-Sale Contract, and to the Knowledge of Finance Company, that is an Inbound Third Party Serviced Contract, was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Equipment Financing files are being maintained and serviced, in accordance with the applicable Equipment Finance Contract and servicing standards and policies of Finance Company and applicable Law in all material respects. To the Knowledge of the Finance Company, each Third Party Serviced Contract is and has been administered and, where applicable, serviced, and the relevant Equipment Financing files are being maintained and serviced, in accordance with the applicable Equipment Finance Contract and servicing standards and policies of Finance Company and applicable Law.

(c)            As of the date hereof, except as set forth on the Reference Loan Tape, the Finance Company is not a party to any Third Party Serviced Contract (i) other than an Outbound Third Party Serviced Contract, with respect to which, since the Lookback Date, any amendment has been made to the agreement under which such Third Party Serviced Contract was originally created due to concerns regarding the counterparty’s ability to pay in accordance with such initial terms, or (ii) with Seller or any of its Affiliates, or any director or executive officer of Finance Company, Seller or any of its Affiliates.

(d)            (i) Seller has made available to Purchaser true and complete copies of each (A) Inbound Third Party Serviced Contract, (B) form servicing agreement in respect of such Inbound Third Party Serviced Contracts, (C) form servicing agreement in respect of any Outbound Third Party Serviced Contracts and (D) with respect to each Held-for-Sale Contract, each master sale agreement or form sale agreement (as applicable) pursuant to which a Held-for-Sale Contract is anticipated to be or has been sold and transferred to a Third Party, (ii) since the Lookback Date, the Finance Company (and each other Person engaged in the Business) has not deviated from, amended, modified, or supplemented any such Held-for-Sale Contract, or entered into any Contract with any Third Party, that deviates from any such master sale agreement or form sale agreement in respect of a Held-for-Sale Contract, and (iii) since the Lookback Date, the Finance Company (and each other Person engaged in the Business) has not deviated from, amended, modified, or supplemented any such Inbound Third Party Serviced Contract or entered into any Contract with any Third Party that deviates from any such form servicing agreement in respect of such Inbound Third Party Serviced Contract or such form servicing agreement in respect of any Outbound Third Party Serviced Contract (or, if applicable, the form of agreement of such Third Party as disclosed to Purchaser prior to the date hereof) in relation to any Third Party Serviced Contract.

(e)            To the Knowledge of the Finance Company, solely in respect of Inbound Third Party Serviced Contracts, all Business Equipment has been manufactured in all material respects in accordance with applicable Law, and no such Business Equipment is subject to a manufacturing defect, and there has not been any event, circumstance, change or occurrence that would reasonably be expected to result in any claim, Action or cause of action relating to, arising from or with respect to any manufacturing defect of any Business Equipment, or in respect of any Equipment Financing or otherwise arising under any Third Party Serviced Contract.

(f)            The Inbound Third Party Serviced Contracts and Held-for-Sale Contracts listed on the Reference Loan Tape, as of the Reference Tape Date, constitute all of such Third Party Serviced Contracts entered into by the Finance Company or otherwise in respect of the Business.

(g)            (A)(i) None of the Finance Company or Seller or its Affiliates (in respect of the Business) is in default of its obligations with respect to any Third Party Serviced Contract, and (ii), to the Knowledge of Seller and the Finance Company, no Customer or Third Party is in default under, or under its servicing obligations with respect to, any of the Third Party Serviced Contracts and (B) except for any Outbound Third Party Serviced Contract, since the Lookback Date, no Customer has asserted in writing to the Finance Company or Seller or any of its Affiliates (in respect of the Business) any defense, counterclaim or set-off to its lease payment or other obligations under such Customer’s corresponding Third Party Serviced Contract.

(h)            Except for any Outbound Third Party Serviced Contract, as of the Reference Tape Date, except as disclosed on the Reference Loan Tape, none of the Finance Company or Seller or its Affiliates (in respect of the Business) has granted to any Customer any right to (i) purchase any Business Equipment (including any right to exercise a purchase option under any Third Party Serviced Contract) or (ii) unilaterally extend (for the avoidance of doubt, excluding any renewal options), amend, modify, supplement, or terminate any Third Party Serviced Contract prior to its scheduled expiration date without the imposition of monetary penalty.

(i)             As of the date hereof, with respect to the Business, none of the Finance Company or Seller or its Affiliates (in respect of the Business) has offered any material rebates to any of its Customers pursuant to a Third Party Serviced Contract that will apply at any time after the Closing, except as set forth in the Reference Loan Tape.

(j)             None of the Finance Company or Seller or its Affiliates (in respect of the Business) advances monies to Customers, except (i) as set forth in the Reference Loan Tape or (ii) payments, reimbursements and rebates as required under the applicable Third Party Serviced Contract.

(k)            Each Third Party Serviced Contract, other than any Outbound Third Party Serviced Contract, (i) is identified on the applicable Loan Tape as either (x) a loan (as reflected in the EFA Gross Contract Balance in the Reference Balance Sheet) or (y) a lease (as reflected in the Lease Receivable balance in the Reference Balance Sheet), and (ii) as of the Reference Tape Date, (x) satisfies the Eligibility Criteria applicable to such Third Party Serviced Contract, and (y) to the extent included in the Owned Portfolio Asset Amount, is compliant with the Concentration Limits applicable to such Third Party Serviced Contract as so identified, in each case, except as otherwise disclosed in Section 4.25(k) of the Finance Company Disclosure Schedule.

(l)            Each Company Specified Policy has been adhered to by the Companies and the Business in all material respects in accordance with their terms, including in respect of Third Party Serviced Contracts.

(m)           The Finance Company does not act as servicer with respect to any equipment lease, equipment finance agreement, conditional sale, or other equipment finance credit arrangement, except for the Equipment Financings listed on the Reference Loan Tape and Third Party Serviced Contracts that do not comprise Inbound Third Party Serviced Contracts.

(n)            Seller has made available to Purchaser copies of each Syndication Contract, which are true, correct and complete in all material respects, together with any material amendments, modifications or supplements thereto and in effect on the date hereof. In each case, (i) each Syndication Contract is valid, enforceable and binding on the Finance Company, the Business and, to the Knowledge of the Finance Company each counterparty thereto, and in full force and effect, (ii) the Finance Company has complied in all material respects with and performed all material obligations required to be performed by it under each Syndication Contract, (iii) to the Knowledge of the Finance Company, each third-party counterparty to each Syndication Contract has complied in all material respects with and performed all material obligations required to be performed by it under such Syndication Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or material default on the part of the Finance Company, or to the Knowledge of the Reinsurance Company, any other party thereto, of or under any Syndication Contract and (v) to the Knowledge of the Finance Company, no third-party counterparty to any Syndication Contract has exercised or threatened in writing (or to the Knowledge of the Finance Company, orally) to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Syndication Contract.

(o)            No Outbound Third Party Serviced Contract has been consummated where the Finance Company does not retain servicing obligations and no Held-for-Sale Contract is contemplated to be sold or transferred on any basis other than a servicing retained basis.

Section 4.26           No Other Representations or Warranties. The Finance Company acknowledges that (a) except for the representations and warranties of Purchaser expressly set forth in Article VI, the Transaction Agreements and any certificate delivered hereunder, Purchaser has not made, and the Finance Company has not relied on, any representation or warranty, express or implied, at law or in equity, regarding Purchaser and (b) the Finance Company is executing and delivering the Transaction Agreements to which it is a party and consummating the Transactions subject only to, and in reliance upon, the specific representations and warranties set forth in Article VI of this Agreement and the other covenants contained herein. Nothing in this Section 4.26 is intended to modify any of the representations or warranties set forth in Article VI of this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of Parent, Seller, their Affiliates or Representatives to bring a claim (whether in contract, tort, equity, law or otherwise) for Fraud.

Article V
REPRESENTATIONS AND WARRANTIES REGARDING REINSURANCE COMPANY

Except as set forth in the Reinsurance Company Disclosure Schedule (it being agreed that the disclosure of any matter in any section in the Reinsurance Company Disclosure Schedule shall be deemed to have been disclosed in any other section in the Reinsurance Company Disclosure Schedule to which the applicability of such disclosure is reasonably apparent from the face of such disclosure), Seller hereby represents and warrants to Purchaser that, as of the date hereof and as of the Closing Date (except (i) to the extent made only as of a specified date, in which case as of such date, (ii) references to Seller, Parent or any of their respective Affiliates in such Article V shall be in respect of the Reinsurance Company and/or solely in relation to the Business as applicable to the Reinsurance Company, unless context requires otherwise, and (iii) with respect to the Business, a matter is expressly addressed in Article IV in respect of the Finance Company shall control as pertains to the Business conducted by the Finance Company):

Section 5.1             Organization and Good Standing.

(a)            The Reinsurance Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. The Reinsurance Company has all requisite power and authority to own, lease and operate its assets, rights, and properties and to operate its business as the same are now being owned, leased and operated. The Reinsurance Company is duly qualified or licensed to do business as a foreign entity and in good standing in each jurisdiction in which the nature of its business or its ownership of its assets or properties requires it to be so qualified or licensed, except for jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have a Material Adverse Effect on the Reinsurance Company or the Business.

(b)            The Reinsurance Company has delivered or made available to Purchaser true, correct and complete copies of the Organizational Documents of the Reinsurance Company, and all respective amendments thereto, in effect as of the date hereof.

Section 5.2             Capitalization.

(a)            The authorized capital stock of the Reinsurance Company consists of one thousand (1,000) shares of Reinsurance Company Common Stock, of which one thousand (1,000) shares of Reinsurance Company Common Stock are issued and outstanding. As of the date of this Agreement and as of the Closing, the Reinsurance Company Common Stock constitutes all of the Equity Securities of the Reinsurance Company. As of the date of this Agreement and as of Closing, there are no outstanding subscriptions, equity or equity-based compensation awards (including stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares, other equity-based awards or interests or any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Reinsurance Company) or other shares of capital stock or other equity or voting securities of the Reinsurance Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Reinsurance Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, were not issued in violation of, and are free of, any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, with no personal liability attaching to the ownership thereof and were issued in compliance with applicable Securities Laws. All of the Reinsurance Company Common Stock is owned beneficially and of record by Seller, free and clear of any Encumbrances (other than restrictions on transfer which arise under applicable Securities Laws). There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Reinsurance Company may vote. As of the date of this Agreement and as of Closing, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Reinsurance Company to issue, transfer, sell, purchase, redeem or otherwise acquire any shares of Reinsurance Company Common Stock or any other Equity Securities of the Reinsurance Company. The Reinsurance Company Common Stock is the only Equity Securities of the Reinsurance Company.

(b)            There are no outstanding contractual obligations of the Reinsurance Company (i) to repurchase, redeem or otherwise acquire any shares of capital stock of or other Equity Securities in the Reinsurance Company or (ii) relating to the voting or registration of any Equity Securities of the Reinsurance Company.

(c)            The Reinsurance Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other Equity Security in any Person. There are no outstanding commitments or agreements obligating the Reinsurance Company to make any investment (in the form of a loan, capital contribution or other form of investment) in any Person. There are no Subsidiaries of the Reinsurance Company.

Section 5.3             Authority; Execution and Delivery; Enforceability.

(a)            The Reinsurance Company possesses all requisite legal right, power and authority to execute, deliver and perform its obligations under the Transaction Agreements to which it is or may become a party, and to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance of the Reinsurance Company’s obligations under the Transaction Agreements to which it is or may become a party and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on the part of the Reinsurance Company, and no other corporate proceedings on the part of the Reinsurance Company are necessary to authorize the entry into or performance of the Transaction Agreements to which the Reinsurance Company is or may become a party or consummation of the Transactions.

(b)            The Transaction Agreements to which the Reinsurance Company is or may become a party will upon execution and delivery be, duly executed and delivered by the Reinsurance Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Reinsurance Company, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 5.4           No Conflicts; Consents.

(a)            Assuming all Governmental Filings described in Section 5.4(b) have been obtained or made or the applicable waiting periods have expired, and except for such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right solely to the extent arising from facts or circumstances relating to the identity or attributes of Purchaser and its Affiliates that are not known to Reinsurance Company, the execution and delivery of this Agreement and of the Transaction Agreements by Seller (or any of its Affiliates, including the Reinsurance Company) and/or the consummation by any such Person of the Transactions, in each case do not and will not (i) conflict with or result in a violation or breach of any Law or Governmental Order to which the Reinsurance Company is subject or by which the Business, the Reinsurance Company or any property or asset thereof is bound, (ii) require the consent, notice or other action of or by any Person under, conflict with, result in a violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, result in, or give rise to the acceleration, termination, recapture, modification or cancellation of any obligation, require any payment or result in the loss of benefit under, or create in any Person the right to accelerate, terminate, modify or cancel any obligation or result in the loss of a benefit under any Reinsurance Company Material Contract, loan, guarantee of Indebtedness for borrowed money, credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right to which the Reinsurance Company is a party or result in the creation or imposition of any Encumbrance upon the Reinsurance Company Common Stock or any assets of Reinsurance Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, termination, modification, cancellation, acceleration, right, loss or Encumbrance (other than Permitted Encumbrances), (iii) conflict with, result in a violation or breach of, or default under, any provision of the Organizational Documents of the Reinsurance Company, each as amended to the date hereof, or (iv) result in a violation or revocation of, or require a consent in connection with, any Reinsurance Company Permit, or result in the loss of any Intellectual Property, except, in the case of clauses (i) and (ii) above, for any such conflict, violation, breach, consent, notice, action, loss of benefit, obligation, or loss of right that is not, and would not reasonably be expected to be, individually or in the aggregate, adverse to the Reinsurance Company or the Business in any material respect.

(b)            Except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act, no Governmental Filings (including any filings, notices, approvals or non-objections required under Financial Regulatory Laws, including in connection with any Reinsurance Company Permits) are required to be obtained or made by the Reinsurance Company in connection with the execution and delivery by Seller of this Agreement and by Seller (or any of its Affiliates, including the Reinsurance Company) of the Transaction Agreements to which it is or may become a party or the consummation by any such Person of the Transactions, except (i) Governmental Filings set forth in Section 5.4(b) of the Reinsurance Company Disclosure Schedule, and (ii) such other filings, the failure of which to be obtained is not, and would not reasonably be expected to be, individually or in the aggregate, adverse to the Reinsurance Company or the Business in any material respect.

Section 5.5             Financial Statements.

(a)            Section 5.5 of the Reinsurance Company Disclosure Schedule sets forth true and complete copies of the (i) balance sheet of the Reinsurance Company (inclusive of the Business) as of December 31, 2025, December 31, 2024 and December 31, 2023 and the unaudited reported summary income statement of the Reinsurance Company (inclusive of the Business) for each of the years in the three (3)-year period ended December 31, 2025 (the “Reinsurance Company Unaudited Annual Financial Statements”), (ii) balance sheet of the Reinsurance Company (inclusive of the Business) as of March 31, 2026 and the unaudited reported summary income statement of the Reinsurance Company (inclusive of the Business) for the three (3)-month period ended March 31, 2026 and (iii) balance sheet of the Reinsurance Company (inclusive of the Business) as of September 30, 2025 and the unaudited reported summary income statement of the Reinsurance Company (inclusive of the Business) for the period then ended (the balance sheets and statements in clauses (ii) and (iii) above, the “Reinsurance Company Unaudited Interim Financial Statements,” and together with the Reinsurance Company Unaudited Annual Financial Statements, the “Reinsurance Company Financial Statements”), each of which has been prepared in conformity with GAAP, except as may be noted therein under a management reporting framework. The Reinsurance Company Financial Statements have been prepared from, and are in accordance with, the financial statements and accounting records of Seller and its Affiliates and fairly present, in all material respects, the financial position of the applicable Business of the Reinsurance Company as of the dates thereof and the results of operations of the Reinsurance Company or the Business as of the times and for the period referred to therein, except for the exclusion of footnote disclosures and, in the case of the Reinsurance Company Unaudited Interim Financial Statements, for normal year-end adjustments (none of which are, individually or in the aggregate, material). The books, records and other financial reports of Seller and its Affiliates relating to the operations of the Reinsurance Company or the Business used by Seller and its Affiliates as source documentation for the Reinsurance Company Financial Statements are correct in all material respects and have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all the transactions and actions therein described. At the Closing, except as otherwise expressly permitted and contemplated by the Transaction Agreements, all such books and records will be in possession of the premises of the Reinsurance Company.

(b)            Seller and its applicable Affiliates maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)            At all times during the twelve (12)-month period prior to Closing, neither Seller’s nor its Affiliates’ internal accounting personnel that are responsible for preparing the financial statements of Seller or its Affiliates nor Seller’s or its Affiliates’ independent auditors have received any material complaint, allegation, assertion or claim, whether written or oral, regarding any significant deficiency in the accounting or auditing practices, procedures, methodologies or methods or internal accounting controls of Seller or its applicable Affiliates, relating solely to the Business or the Reinsurance Company, including any material complaint, allegation, assertion or claim that the Reinsurance Company or the Business has engaged in fraud or any other questionable accounting or auditing practices.

Section 5.6           No Undisclosed Liabilities. The Reinsurance Company has no Liability of any kind (whether absolute, accrued, contingent or otherwise and whether due or to become due), regardless of whether required by GAAP to be included on the Reinsurance Company Latest Balance Sheet, except for those (a) Liabilities that are reflected or reserved against on the Reinsurance Company Latest Balance Sheet (including any notes thereto) and (b) Liabilities incurred in the ordinary course of business since March 31, 2026 that do not exceed $250,000.

Section 5.7             Absence of Certain Changes or Events. From the Reinsurance Company Latest Balance Sheet Date, (a) the Reinsurance Company and the Business have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has been no Material Adverse Effect and (c) none of Seller or the Reinsurance Company or any of their respective Affiliates (in respect of the Business) has taken (or has failed to take) any action that if taken (or failed to be taken) on or after the date of this Agreement would require Purchaser’s consent under Section 7.1.

Section 5.8             Real Property. The Reinsurance Company does not own or lease any real property or interests in real property, nor is the Reinsurance Company a party to, or bound by, any contract or other commitment or option to purchase, acquire, lease, sublease, license, rent or otherwise obtain any right of occupancy or use with respect to any real property, including any option, right of first refusal or offer, or similar right, and there are no pending negotiations by Reinsurance Company for any of the foregoing.

Section 5.9             Taxes.

(a)            (i) All income Tax Returns and all other material Tax Returns, in each case that are required to be filed with any Taxing Authority, by, or with respect to, the Reinsurance Company, have been timely filed (taking into account all applicable extensions) and are true and correct in all material respects; (ii) the Reinsurance Company has timely paid (taking into account all applicable extensions) all income and other material Taxes owed by the Reinsurance Company (whether or not shown as due on a Tax Return); and (iii) there are no Encumbrances for material unpaid Taxes on any of the assets or equity of the Reinsurance Company.

(b)            The Reinsurance Company has (or has been caused to), in accordance with applicable Law, timely and properly withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer or any other Person and complied in all material respects with all reporting and backup withholding requirements of applicable Law with respect to such payments.

(c)            There is no Action in progress, proposed, pending or threatened in writing against the Reinsurance Company in respect of any material amounts of Tax by a Taxing Authority.

(d)            The Reinsurance Company is treated as a corporation for U.S. federal income tax purposes.

(e)            No unresolved claim has been made in writing by a Taxing Authority during the past five (5) years in a jurisdiction where the Reinsurance Company does not file Tax Returns that the Reinsurance Company is or may be subject to material Tax liability by, or required to file Tax Returns in, that jurisdiction, which claim has not been fully paid, settled or otherwise resolved.

(f)             The Reinsurance Company has not participated in and does not have any Liability with respect to any “listed transactions” within the meaning of Treasury Regulations § 1.6011-4(b).

(g)            There are in effect no waivers of applicable statutes of limitations or extensions of time with respect to material amounts of Taxes of the Reinsurance Company in connection with any material Tax assessment or deficiency or collection Action (for the avoidance of doubt, other than extensions of time requested in the ordinary course of business within which to file such Tax Returns that are automatically granted).

(h)            The Reinsurance Company is not subject to any private ruling from a Taxing Authority or any material Contract with a Taxing Authority.

(i)             The Reinsurance Company is not a member of an affiliated group filing a consolidated federal income Tax return or similar group for state, local, or non-U.S. income tax purposes (other than an affiliated group the parent of which is Seller).

(j)             The Reinsurance Company is not required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date, as a result of any (i) change in, or use of an improper, method of accounting for a Tax period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any similar provision of applicable Law, (ii) installment sale or other open transaction disposition made at or prior to the Closing, (iii) prepaid amount received or paid, or deferred revenue accrued, in each case, on or prior to the Closing, (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or existing at or before the Closing or (v) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law) executed prior to the Closing.

(k)            During the two (2)-year period prior to the date of this Agreement, the Reinsurance Company has neither distributed equity interests of another Person nor had its equity interests distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 (or so much of Section 356 as relates to Section 355) or 361 of the Code.

(l)             There is no material unclaimed property or escheat obligation with respect to property or other assets held or owned by the Reinsurance Company.

Section 5.10           Proceedings. There are no, and during the Lookback Period, there have been no, (a) investigations or reviews pending, or, to the Knowledge of the Reinsurance Company, threatened by any Governmental Entity, (b) Actions pending (or to the Knowledge of the Reinsurance Company, threatened) or (c) orders, writs, judgments, injunctions, rulings or decrees imposed, which, in the case of clauses (a), (b) or (c), seek damages in excess of $250,000, seek injunctive or other non-monetary relief or that would otherwise reasonably be expected to be adverse to the Reinsurance Company or the Business in any material respect. The Reinsurance Company is not subject to any Governmental Order, nor is in breach or violation of any Governmental Order, and no Governmental Order is binding on the Reinsurance Company or the Business, in either case, that seeks damages in excess of $250,000, seeks injunctive or other non-monetary relief or that would otherwise reasonably be likely to be adverse to the Reinsurance Company or the Business in any material respect. Without limiting the foregoing, Section 5.10 of the Reinsurance Company Disclosure Schedule sets forth all open Actions, inquiries, investigations, examinations or administrative proceedings (and, to the Knowledge of the Reinsurance Company, threatened Actions, inquiries, investigations, examinations or administrative proceedings) by any Governmental Entity relating to the Reinsurance Company’s or the Business’s compliance with Reinsurance Regulatory Laws.

Section 5.11           Employee Benefit Plans.

(a)            The Reinsurance Company has never maintained, sponsored, contributed to or had any Liability with respect to any Benefit Plan.

(b)            No Controlled Group Liability has ever been incurred by the Reinsurance Company or its ERISA Affiliates that has not been satisfied in full, and, to the Knowledge of Reinsurance Company, no condition exists that presents any risk to Reinsurance Company or its ERISA Affiliates of incurring any such Liability.

(c)            The Reinsurance Company has never sponsored, maintained, contributed to or been obligated to contribute to or had any Liability in respect of (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), (iv) a plan subject to Section 302 of ERISA or Section 412 of the Code, (v) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA), or (vi) a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code.

(d)            The Reinsurance Company does not sponsor any employee benefit plan or have any obligation or Liability with respect to an arrangement that provides for any post-employment (or other service) or post-retirement healthcare or life insurance benefits for retired or former employees (or other service providers) or their beneficiaries or dependents.

(e)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can reasonably be expected to result in any payment or benefit that may, individually or in combination with any other payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f)            The Reinsurance Company is not a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

Section 5.12           Compliance with Applicable Law; Permits.

(a)            The Reinsurance Company and Seller or its Affiliates (in respect of the Business) is, and at all times during the Lookback Period has been, in compliance with all applicable Laws, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Reinsurance Company or the Business in any material respect. Without limiting the foregoing, the Reinsurance Company and Seller or its Affiliates (in respect of the Business) is, and at all times during the Lookback Period has been, in compliance in all material respects with all Reinsurance Regulatory Laws. The Reinsurance Company has not, at any point during the Lookback Period, received or been the subject of any notice or communication from any Governmental Entity alleging that the Reinsurance Company is not in compliance, in any material respect, with any Law, nor, at any point during the Lookback Period, has any such Action been filed or commenced with respect to a material violation (or alleged violation) of any applicable Law by the Reinsurance Company or Seller or its Affiliates (in respect of the Business) and, to the Knowledge of the Reinsurance Company, there are no facts or circumstances which could be the basis for any such notice, claim, assertion or Action. To the Knowledge of the Reinsurance Company, there is no investigation by a Governmental Entity pending with respect to any material violation of any applicable Law by the Reinsurance Company or Seller or its Affiliates (in respect of the Business).

(b)            The Reinsurance Company and all applicable Associated Persons of the Reinsurance Company possess, and will continue to possess immediately following Closing, all licenses, permits, qualifications, registrations, certificates, authorizations and certificates from any Governmental Entity required under applicable Law with respect to the operation of the Reinsurance Company or the Business (collectively, “Reinsurance Company Permits”), except where the failure to possess such Reinsurance Company Permits would not, individually or in the aggregate, reasonably be expected to be adverse to the Reinsurance Company or the Business in any material respect. All Reinsurance Company Permits are in full force and effect in all material respects. The Reinsurance Company and Seller or its Affiliates (in respect of the Business) are, and have been at all times during the Lookback Period, in compliance with the Reinsurance Company Permits. Each of the Associated Persons of the Reinsurance Company are, and have been at all times during the Lookback Period, in compliance with the Reinsurance Company Permits. None of the Reinsurance Company or Seller or its Affiliates (in respect of the Business) has, at any point during the Lookback Period, received any notice of any suspension, revocation, cancellation, termination, non-renewal or adverse modification of any Reinsurance Company Permit. There is no Action pending or threatened that has resulted in, or would reasonably be expected to result in (nor is there any existing condition, situation or set of circumstances that would reasonably be expected to result in), the revocation, cancellation, termination, non-renewal or adverse modification of any Reinsurance Company Permit.

(c)            At all times during the Lookback Period, all reports, statements, documents, registrations, filings, applications and submissions required to be submitted by the Reinsurance Company or Seller or its Affiliates (in respect of the Business) to Governmental Entities have been timely filed in all material respects, and have complied in all material respects with all applicable Law in effect when filed, and, to the Knowledge of the Reinsurance Company, no material deficiencies have been asserted by any such Governmental Entities that have not been resolved to the satisfaction of such Governmental Entities. The Reinsurance Company is not, as of the date hereof, subject to any pending (or, to the Knowledge of the Reinsurance Company, threatened) financial or market conduct examination by the Tennessee Insurance Division or any other Governmental Entity.

(d)            Except as required by the insurance Laws of general applicability and the Reinsurance Company Permits, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on the Reinsurance Company, on the one hand, and any Governmental Entity, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor has the Reinsurance Company adopted any board resolution at the request of any Governmental Entity, in each case specifically with respect to the Reinsurance Company, which restricts materially the conduct of the business of the Reinsurance Company or in any manner related to its capital adequacy, credit or risk management policies or management.

(e)            The insurance policy reserves of the Reinsurance Company for claims, losses (including incurred but not reported losses), loss adjustment expenses and unearned premiums contained in the Reinsurance Company Financial Statements: (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such statutory financial statements or the notes thereto), and (ii) satisfied the requirements of all applicable Laws in all material respects (except as otherwise noted in such statutory financial statements or notes thereto).

Section 5.13           Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, other than BofA Securities, Inc., is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Business, the Reinsurance Company or any of its Affiliates, to receive any commission, brokerage, finder’s fee, investment banking, financial advisory or other similar compensation in connection with the consummation of the Transactions, including the Share Purchase. Seller shall be solely responsible for all fees and expenses of BofA Securities, Inc.

Section 5.14           Labor and Employment Matters. The Reinsurance Company does not have, and has never had, any employees, independent contractors, or consultants. The Reinsurance Company is not, and has never been, a party to or bound by any collective bargaining agreement or similar Contract with any union or labor organization, nor is any such agreement being negotiated as of the date of this Agreement. The Reinsurance Company has no Liability under any applicable Law pertaining to employment, employment practices, and wages and hours with respect to any Company Employee or Associated Person of the Business.

Section 5.15           Reinsurance Company Material Contracts.

(a)            Section 5.15(a) of the Reinsurance Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of each Contract described in the following subclauses, including amendments thereto to which the Reinsurance Company or Seller or its Affiliates (in respect of the Business) is a party or by which any material assets of the Reinsurance Company or the Business are bound or subject (each such Contract to be listed in this Section 5.15(a), a “Reinsurance Company Material Contract” and together with the Finance Company Material Contracts, the “Material Contracts”):

(i)            any Contract with any Person that provides services to the Reinsurance Company including but not limited to accounting, auditing, legal, regulatory, banking, investment, investment advisory, administrative, tax filing, operational or management services;

(ii)            any Contracts pursuant to which the assets held by the Reinsurance Company are maintained including but not limited to contracts involving any deposits or accounts or Contracts with any banks, financial institutions, trustees or fiduciaries;

(iii)           any Contracts that relate to any letters of credit, security or guarantees involving the Reinsurance Company or the Business of the Reinsurance Company;

(iv)          any Contracts pursuant to which the Reinsurance Company assumes, accepts, insures or reinsures losses, liabilities or risks from any Person, including but not limited to any such policy, contract or agreement issued by the Reinsurance Company;

(v)           any Contracts pursuant to which the Reinsurance Company cedes losses, liabilities or risks to any Person, including but not limited to any such policy, contract or agreement issued to the Reinsurance Company;

(vi)          any Contract that grants any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets (including any Equity Security) of Reinsurance Company or the Business;

(vii)         any Contract with a Governmental Entity;

(viii)        any Contract under which the Reinsurance Company or the Business (A) has created, incurred, assumed or guaranteed any outstanding Indebtedness or (B) grants an Encumbrance securing any such Indebtedness, in each case in the aggregate principal amount in excess of $100,000;

(ix)           any Contract involving the settlement of any Action or threatened Action (or series of related Actions) that will (A) involve payments after the date hereof of consideration in excess of $50,000 or (B) impose material monitoring, reporting or other obligations with respect to the Reinsurance Company or the Business;

(x)            any Contract containing any future capital expenditure obligations of the Reinsurance Company (or otherwise relating to the Reinsurance Company or the Business) in excess of $50,000;

(xi)           any Contract providing for the provision of material goods or services between the Reinsurance Company, on the one hand, and a Related Party, on the other hand;

(xii)          any Contract that obligates (including upon the occurrence of certain events) the Reinsurance Company or the Business to pay or repay an amount in cash, goods, rights, services or materials of $50,000 or more in any consecutive twelve (12)-month period, unless such Contract is otherwise specified in this Section 5.15;

(xiii)         any Contract that entitles the Reinsurance Company (including upon the occurrence of certain events) or the Business to receive an amount in cash, goods, rights, services or materials of $50,000 or more in any consecutive twelve (12)-month period;

(xiv)         any Contract that relates to the development of any material Intellectual Property by a third party for the Reinsurance Company;

(xv)          any Contract imposing an Encumbrance on any material assets of the Reinsurance Company or the Business, other than any liens which will be released at or prior to Closing or Permitted Encumbrances;

(xvi)         any Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Reinsurance Company or the Business of any operating business or material assets or the capital stock of any other Person;

(xvii)       any other Contract that would reasonably be expected to be material to the Reinsurance Company, including any relevant category of Contract that applies in Section 4.15 as if such Contract were to be applied to the Reinsurance Company as the party thereto or the Business thereof; and

(xviii)      any legally binding written commitment of the Reinsurance Company or the Business to enter into any of the foregoing.

(b)            Seller has made available to Purchaser copies of each Reinsurance Company Material Contract, which are true, correct and complete in all material respects, together with any material amendments, modifications or supplements thereto and in effect on the date hereof. In each case, (i) each Reinsurance Company Material Contract is valid, enforceable and binding on the Reinsurance Company, the Business and, to the Knowledge of the Reinsurance Company each counterparty thereto, and in full force and effect, (ii) the Reinsurance Company has complied in all material respects with and performed all material obligations required to be performed by it under each applicable Reinsurance Company Material Contract, (iii) to the Knowledge of the Reinsurance Company, each third-party counterparty to each Reinsurance Company Material Contract has complied in all material respects with and performed all material obligations required to be performed by it under such Reinsurance Company Material Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or material default on the part of the Reinsurance Company, or to the Knowledge of the Reinsurance Company, any other party thereto, of or under any such Reinsurance Company Material Contract and (v) to the Knowledge of the Reinsurance Company, no third-party counterparty to any Reinsurance Company Material Contract has exercised or threatened in writing (or to the Knowledge of the Reinsurance Company, orally) to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Reinsurance Company Material Contract.

Section 5.16          Transaction Payments. The Reinsurance Company has no Transaction Payments.

Section 5.17          Sufficiency of Assets. Upon Closing, the Reinsurance Company will, in the aggregate, (a) have sufficient personnel, and (b) own, lease, license, or have the right to use (including in respect of Intellectual Property, directly or ancillary to a license or right of a Company), or have good and marketable title to (or a valid leasehold interest in or license to) all of the assets (whether tangible or intangible), Contracts, properties, rights, Intellectual Property (whether owned or licensed) and authorizations, which, together with the services set forth in Exhibit A of the Transition Services Agreement in respect of any Excluded Shared Assets, will be sufficient to operate and conduct the Business, in substantially the same manner as the Business and the Reinsurance Company is conducted on the date hereof by Seller and its Affiliates (including the Companies).

Section 5.18          Title to Assets. The Reinsurance Company has, and will have at and immediately following the Closing, good and valid title to, or a valid leasehold interest in, all of the tangible or intangible, property, rights, and assets used, or held for use in, the conduct of the Business as of the date of this Agreement and as of immediately prior to the Closing, whether real or personal, including all properties and assets reflected on, the Reinsurance Company Latest Balance Sheet, or acquired since the date thereof (other than assets disposed of in the ordinary course of business consistent with past practice since the date of the Reinsurance Company Latest Balance Sheet), free and clear of any and all Encumbrances other than Permitted Encumbrances. All assets and properties owned or leased by the Reinsurance Company or used in the operation of the Business are (i) in good working order and condition, ordinary wear and tear excepted, and (ii) from and after the Closing Date, sufficient for the operation of the Business immediately following Closing as conducted as of the date of this Agreement and as of immediately prior to Closing. The Transactions contemplated herein do not constitute a “bulk sale” (as such term is described in Article 6 of the UCC in any jurisdiction).

Section 5.19          Intellectual Property. The Reinsurance Company does not own, and has never owned, any Intellectual Property and is not party to any Contracts under which it receives or grants any license to Intellectual Property.

Section 5.20          Data Privacy, Artificial Intelligence, and Cybersecurity. With respect to Company Data, the Reinsurance Company (a) complies and has complied at all times with Data Privacy, AI, and Security Requirements in all material respects; (b) does not develop, train, or otherwise use AI Technologies; (c) uses the same IT Systems and Information Security Program as the Finance Company; (d) has not experienced a Security Incident; and (e) has not received a written notice, letter or written complaint regarding the Reinsurance Company’s data privacy or information security practices.

Section 5.21          Reinsurance Affiliate Transactions. Except for Pre-Closing Intercompany Assignments, or as otherwise set forth on Section 5.21 of the Reinsurance Company Disclosure Schedule, none of Seller, any Related Party of Seller (other than the Companies), or any Associated Person of any of the foregoing (i) is a party to any Contract with the Reinsurance Company or Seller or its Affiliates (solely in respect to the Business), (ii) has engaged since the Lookback Date in any other material transaction, arrangement or understanding with the Reinsurance Company or the Business (other than in the case of clauses (i) and (ii) above, in respect of an individual’s capacity as an officer or director of the Reinsurance Company or any payments made to, and other compensation provided to, officers and directors (or equivalent) in such capacity in the ordinary course of business), or (iii) has any ownership interest in any assets of the Business. Section 5.21 of the Reinsurance Company Disclosure Schedule sets forth a complete and accurate list of all Contracts among any such Person (excluding the Reinsurance Company), on the one hand, and the Reinsurance Company, on the other hand, including any contract involving any Third Party (other than employment agreements entered into with employees or equity compensation-related agreements with employees) (each such Contract, a “Reinsurance Company Affiliate Arrangement”).

Section 5.22          CFIUS. The Reinsurance Company (a) does not produce, design, test, manufacture, fabricate, or develop any critical technologies as that term is defined in 31 C.F.R. § 800.215; (b) does not perform the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure, as that term is defined in 31 C.F.R. § 800.212; and (c) does not maintain or collect sensitive personal data, and has no demonstrated business objective to do so in the future, as described in 31 C.F.R. § 800.241, and, therefore, the Reinsurance Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248. The Reinsurance Company does not have a current intention of engaging in such activities in the future.

Section 5.23          Insurance Policy. Section 5.23 of the Reinsurance Company Disclosure Schedule sets forth a list of all policies or Contracts providing insurance coverage applicable to the Reinsurance Company or the Business. Each such insurance policy is in full force and effect (including all amendments, modifications or supplements thereto), and since January 1, 2020, no policy limits of such insurance policies have been exhausted or materially eroded or reduced, and policies providing substantially similar insurance coverage have been in effect continuously. Since the Lookback Date, no notice of cancellation or termination, material premium increase, or material alteration of coverage has been received by the Reinsurance Company or Seller or any of their Affiliates (with respect to the Business) with respect to any such policy or Contract. All premiums due and payable under such policies have been paid, and there are no defaults under any such policy by the Reinsurance Company or, to the Knowledge of the Reinsurance Company, the applicable insurer, except for any such failure to pay or default that is, or would reasonably be expected to become, adverse to the Reinsurance Company or the Business in any material respect. The Reinsurance Company has not failed to give any notice or present any claims under any such insurance policy in a due and timely fashion, and no insurer has denied, rejected, questioned or disputed or made any reservation of rights regarding any pending claims. Such policies and Contracts are of the type and in the amounts customarily carried by Persons conducting a business similar to the Reinsurance Company or the Business and are, and immediately following Closing will continue to be, sufficient for compliance with all applicable Laws and Contracts to which the Reinsurance Company is a party or by which it is bound, in each case, in all material respects. The Reinsurance Company is, and at all times since the Lookback Date has been, adequately covered against risks normally insured against by Persons carrying on the same kind of business as that carried on by the Reinsurance Company or the Business. The assets of the Reinsurance Company are insured to full replacement cost value (subject to customary deductibles and policy limits). All insurance claims data provided by Seller or its Affiliates to Purchaser is accurate and complete in all material respects as of its respective valuation date, and since such data there have been no material claims presented or material changes in such data. There are no open claims under any insurance policy with any insurer that is insolvent or the subject of any insolvency, rehabilitation or similar proceeding.

Section 5.24          No Other Representations or Warranties. The Reinsurance Company acknowledges that (a) except for the representations and warranties of Purchaser expressly set forth in Article VI, the Transaction Agreements and any certificate delivered hereunder, Purchaser has not made, and the Reinsurance Company has not relied on, any representation or warranty, express or implied, at law or in equity, regarding Purchaser and (b) the Reinsurance Company is executing and delivering the Transaction Agreements to which it is a party and consummating the Transactions subject only to, and in reliance upon, the specific representations and warranties set forth in Article VI of this Agreement and the other covenants contained herein. Nothing in this Section 5.24 is intended to modify any of the representations or warranties set forth in Article VI of this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of Parent, Seller, their Affiliates or Representatives to bring a claim (whether in contract, tort, equity, law or otherwise) for Fraud.

Article VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that, as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case as of such date):

Section 6.1             Organization and Good Standing. Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite power and authority to own, lease and operate its assets, rights and properties and to operate its business as the same are now being owned, leased and operated, except where the failure to have such power and authority does not, and would not reasonably be expected to, prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and any of the other Transaction Agreements. Purchaser is duly qualified or licensed to do business as a foreign entity in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified or licensed does not, and would not reasonably be expected to, prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and any of the other Transaction Agreements to which Purchaser is, or will become, a party.

Section 6.2             Authority; Execution and Delivery; Enforceability.

(a)            Purchaser possesses all requisite legal right, limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Agreements to which it is or may become a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of Purchaser’s obligations under this Agreement and the other Transaction Agreements to which it is, or may become, a party and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite limited liability company action on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize Purchaser’s entry into or performance of this Agreement and the other Transaction Agreements to which it is or may become a party or consummation of the transactions contemplated herein and therein.

(b)            This Agreement has been, and the other Transaction Agreements to which Purchaser is, or may become a party will, upon execution and delivery be, duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 6.3             No Conflicts; Consents.

(a)            Assuming all Governmental Filings have been obtained or made or the applicable waiting periods have expired, and assuming the accuracy and completeness of the representations and warranties contained in each of Section 3.4 (No Conflicts; Consents), Section 3.7 (No Foreign Persons), Section 4.4 (No Conflicts; Consents) and Section 4.23 (CFIUS), the execution and delivery of this Agreement or any of the Transaction Agreements to which Purchaser is, or will become a party, by Purchaser and the consummation by Purchaser of the transactions herein or therein do not and will not (i) conflict with or result in a violation or breach of any Law or Governmental Order to which Purchaser is subject, (ii) require the consent, notice or other action of or by any Person under, or violate, any Contract to which Purchaser is a party, or (iii) conflict with, result in a violation or breach of, or default under, any provision of the Organizational Documents, each as amended to the date hereof, of Purchaser, which, in the case of clauses (i) and (ii) above, would reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and any of the other Transaction Agreements to which Purchaser is, or will become, a party.

(b)            Assuming the accuracy and completeness of the representations and warranties contained in each of Section 3.4 and Section 4.4, no Governmental Filings are required to be obtained or made by Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which it is or may become a party or the consummation by Purchaser of the Transactions except (i) the Requisite Regulatory Approvals, (ii) the Governmental Filings set forth in the Finance Company Disclosure Schedule, (iii) the Governmental Filings set forth in the Seller Disclosure Schedule, (iv) the Governmental Filings set forth in the Reinsurance Company Disclosure Schedule and (v) such other filings, the failure of which to be obtained would not reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and any of the other Transaction Agreements to which Purchaser is, or will become, a party.

Section 6.4             Proceedings. There are no, and since the Lookback Date there have been no, (a) investigations or reviews pending, or, to the Knowledge of Purchaser, threatened by any Governmental Entity, (b) Actions pending (or to the Knowledge of Purchaser, threatened) or (c) any Governmental Order imposed, which, in the case of clauses (a), (b) or (c), would, if determined adversely to Purchaser, reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement or any of the other Transaction Agreements. Purchaser is not subject to any Governmental Order or in breach or violation of any Governmental Order, in each case, that would reasonably be expected to prevent or materially impair or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and any of the other Transaction Agreements to which Purchaser is, or will become, a party.

Section 6.5             Financial Ability. Assuming (i) the Financing is funded in accordance with the Commitment Letters, (ii) the accuracy of the representations and warranties set forth in Articles III, IV and V and (iii) the compliance and performance by Seller and its Affiliates, including the Companies, of their respective covenants and agreements set forth in this Agreement, the aggregate net proceeds of the Debt Financing and the Equity Financing will be sufficient to enable Purchaser to make payment of the Purchase Price to Seller and to purchase the Company Shares on the terms and subject to the conditions contemplated by this Agreement, to consummate the Transactions and to pay all associated costs and expenses required to be paid by Purchaser (the amount required to make such payments, the “Required Amount”).

Section 6.6             Solvency. Assuming (x) the satisfaction of the closing conditions in Article VIII, (y) the accuracy of the Closing Loan Tape in all material respects, and (z) the representations and warranties set forth in Article III, Article IV, and Article V are true, complete and correct in all material respects, immediately following the consummation of the Closing and after giving effect to the Transactions, including the payment of the Closing Date Payment as contemplated by Article II and the payment of all other amounts required to be paid by Purchaser or any of its Affiliates in connection with the Transactions and all related fees and expenses, each of Purchaser and the Companies (as owned by Purchaser following Closing) will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay, or defraud either present or future creditors of Purchaser or any of its Affiliates, or of the Companies. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including a reasonable estimate of contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and, without duplication, (ii) the amount that will be required to pay the probable liabilities of such Person with respect to its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the business and (c) such Person will be able to pay its debts as they become due. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities” mean that such Person will be able to generate enough cash to meet its obligations as they become due.

Section 6.7             Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person is or will become entitled to receive any commission, brokerage, finder’s fee, investment banking, financial advisory or other similar compensation in connection with the consummation of the Transactions, including the Share Purchase, based upon arrangements made by or on behalf of Purchaser.

Section 6.8             Investigation. Purchaser has conducted its own independent review and analysis of the business, operations, rights, assets, Contracts, intellectual property, real estate, technology, liabilities, results of operations, financial condition and prospects of each Company and acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other information that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of each Company and Seller and to discuss the business and assets of each Company to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and has relied solely on each of the express representations and warranties set forth in this Agreement and the other Transaction Agreements.

Section 6.9             Securities Matters. Purchaser is acquiring the Company Shares for its own account for investment purposes and not with a present intent to publicly sell, publicly transfer, or otherwise publicly distribute the Company Shares to any other Person. Purchaser acknowledges that the Company Shares are not registered under the Securities Act, or any other Securities Laws, and that the Company Shares may not be transferred or sold except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable Securities Laws.

Section 6.10            Financing.

(a)            Purchaser has delivered or made available to Seller true, complete and correct copies of (i) executed debt commitment letters from each of Bank of America, N.A. and Wells Fargo Bank, N.A. (collectively, the “Lenders” and each, a “Lender”), including all exhibits, schedules, annexes and amendments thereto, and each fee letter associated therewith (each of which fee letters may be redacted with respect to any fees and other economics and otherwise customarily redacted provided that no provisions that would adversely affect the availability of or impose additional conditions on, the availability of the Debt Financing may be redacted) (as each may be amended, restated, amended and restated, modified, supplemented, replaced or extended from time to time in accordance with Section 7.18, collectively, the “Debt Commitment Letters”) providing the terms and conditions on which the Lenders have committed to provide to Purchaser debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing”) and (ii) any executed equity commitment letter from an Investor (each, individually or in the aggregate, an “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Commitment Letters”) from the Equity Financing Sources, pursuant to which the Equity Financing Sources have committed to provide equity financing (directly or indirectly) to Purchaser in an aggregate amount set forth in the Equity Commitment Letter, subject to only the terms and conditions therein (the “Equity Financing”).

(b)            (i) As of the date hereof, the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Purchaser, as applicable, and, to the Knowledge of Purchaser, each of the Lenders or the Equity Financing Sources party thereto, in each case, subject to the Enforceability Exceptions; (ii) as of the date hereof, the Commitment Letters have not been amended or modified in any respect and no such amendment or modification is contemplated or pending by Purchaser (other than amendments or modifications to the Debt Commitment Letters as contemplated by the Debt Commitment Letter as in effect on the date hereof); and (iii) as of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn, terminated, reduced or rescinded in any respect. Purchaser has paid in full any and all fees (including commitment fees and other fees) required to be paid under the Commitment Letters on or prior to the date hereof.

(c)            There are no conditions precedent or other contingencies (including pursuant to any “flex” provisions in the Debt Commitment Letters or otherwise) related to the funding of the full amount (or any portion) of the Debt Financing and the Equity Financing, except as expressly set forth in the Debt Commitment Letters and the Equity Commitment Letters, respectively. As of the date of this Agreement, no event has occurred or circumstance exists which (with or without notice, lapse of time or both) would reasonably be expected to (i) constitute a breach or default on the part of Purchaser (or, to the Knowledge of Purchaser, any Lender, or other party to a Commitment Letter) under any of the Commitment Letters, (ii) constitute a failure to satisfy a condition precedent by Purchaser under any of the Commitment Letters or (iii) result in all or any portion of the Debt Financing or the Equity Financing not being available by the Closing, in each case assuming the accuracy of the representations and warranties in Articles III, IV and V, compliance by Seller with its covenants in this Agreement and the satisfaction of the conditions set forth in Section 8.1 and Section 8.2.

(d)            In no event shall the receipt or availability of any funds or financing (including the Equity Financing or the Debt Financing) by or to Purchaser or any other financing transaction be a condition to the obligations of Purchaser hereunder to consummate the Closing.

Section 6.11           No Other Representations or Warranties. Purchaser acknowledges that (a) except for the representations and warranties of Seller expressly set forth in Article III, the Finance Company expressly set forth in Article IV, the Reinsurance Company expressly set forth in Article V, and Parent expressly set forth in Section 11.19(c) (Parent Guarantee), and of Seller, Finance Company, Reinsurance Company and Parent made in any Transaction Agreement and any certificate delivered hereunder, none of Seller, Finance Company, Reinsurance Company or Parent, nor any of their respective Affiliates or Representatives, has made any representation or warranty, express or implied, at law or in equity, regarding Seller, Finance Company, Reinsurance Company or Parent or their respective businesses, operations, assets or liabilities and (b) Purchaser is executing and delivering this Agreement and consummating the transactions contemplated hereby in reliance upon the specific representations and warranties set forth in Article III, Article IV, Article V and Section 11.19(c) (Parent Guarantee) of this Agreement and the other covenants contained herein. Nothing in this Section 6.11 is intended to modify any of the representations or warranties set forth in Article III, Article IV, Article V or Section 11.19(c) of this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of Purchaser, its Affiliates or Representatives to bring a claim (whether in contract, tort, equity, law or otherwise) for Fraud.

Article VII
COVENANTS

Section 7.1             Conduct of Business.

(a)            Except for matters expressly set forth on Schedule 7.1 or otherwise expressly required by the terms of this Agreement or any Transaction Agreement, or except as required by applicable Law or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof to the earlier of the Closing and the termination of this Agreement in accordance with Article IX (the “Interim Period”), Parent and Seller shall (with respect to the Business and the Companies only), and shall cause each Company to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact the Business (including each Company’s respective business organizations, operations, assets, insurances, goodwill, employees and business relationships with customers, financing sources, suppliers and other advantageous material commercial relationships), (iii) comply with applicable Law in all material respects, and (iv) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity required for the Transactions or to consummate the Transactions on a timely basis.

(b)            In addition (and without limiting the generality of Section 7.1(a)), except for matters expressly set forth on Schedule 7.1 or otherwise expressly required by the terms of this Agreement or any Transaction Agreement, or except as required by applicable Law, during the Interim Period, Parent and Seller shall not (with respect to the Business and the Companies only), and shall cause each Company not to, directly or indirectly, do, cause or permit or propose to do, cause or permit any of the following, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)            amend or modify any Organizational Document of any Company;

(ii)            (A) other than as required pursuant to the terms of any Benefit Plan as in effect on the date hereof and set forth on Section 4.11(a) of the Finance Company Disclosure Schedule, increase the compensation or benefits payable to any current or former employee, director, or other individual service provider; (B) other than as required pursuant to the terms of any Benefit Plan as in effect on the date hereof and set forth on Section 4.11(a) of the Finance Company Disclosure Schedule, grant or provide any severance, termination, retention or transaction-based payments or benefits to any current or former employee, director, or other individual service provider; (C) provide or incur any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, or other individual service provider for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code; (D) accelerate the time of payment or vesting of, or the lapsing of restrictions related to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, director, or other individual service provider; (E) establish, amend, terminate or provide any discretionary benefits under any Employment Agreement or any other Benefit Plan (or any plan, program, arrangement or agreement that would be a Benefit Plan if it were in existence on the date hereof), other than (1) annual renewals of health and welfare plans in the ordinary course of business consistent with past practice, or (2) actions taken on an enterprise-wide level that apply uniformly to all similarly situated current or former employees, directors, or other individual service providers of the Companies and all other similarly situated employees of Seller and its Affiliates, and, in each case, other than as required pursuant to any Benefit Plan as in effect as of the date hereof and disclosed on Section 4.11(a) of the Finance Company Disclosure Schedule; (F) terminate the employment or services of any employee, director, or other individual service provider with annual base compensation above $115,000 (each a “Key Service Provider”), other than terminations due to such Key Service Provider’s death, disability or for cause (as determined by the applicable Company in its reasonable discretion consistent with past practice and carried out in accordance with applicable Law); (G) hire, engage, or offer employment or engagement to any individual who would be a Key Service Provider; or (H) transfer the employment or service of any employee, director, or other individual service provider to or from a Company;

(iii)           pledge or subject any of the properties or assets of the Business or the Companies to any Encumbrance (other than Permitted Encumbrances) or incur any Indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (including any securitization or other financing of Equipment Financings), except for any Indebtedness that will be fully paid off at Closing as Closing Indebtedness or prior to Closing pursuant to documentation reasonably acceptable to Purchaser and, in each case, have all related Encumbrances and guarantees or endorsements released in connection with Closing;

(iv)           pay, loan or advance any amount to, or sell, transfer or lease any of its assets, rights or properties to, or enter into, or amend in any manner adverse to either Company, any agreement or arrangement with any Related Party, except for (A) transactions in the ordinary course of business (but excluding any sales or other transfers of Equipment Financings), (B) payments, loans or advances made pursuant to existing Contracts, (C) payment of expenses related to the Transactions, and (D) payments related to any Intercompany Indebtedness;

(v)           make any material change in accounting, underwriting, claims administration, investment, reserving, actuarial, hedging or risk management policies, methods, principles or practices, accounts payable practices, accounts receivables practices and policies, internal accounting controls, disclosure controls and procedures, cash management customs or practices (including the timing of collection of receivable and payment of payables), in each case except as required by GAAP or applicable Law;

(vi)           except as required by applicable Law, (A) make, change or revoke any entity classification election or other material Tax election (except with respect to making a material Tax election in the ordinary course of business and consistent with past practice), (B) adopt, change or request permission of any Taxing Authority to change any material Tax accounting method or accounting period, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with any Governmental Entity with respect to any material Tax, (D) settle any claim or assessment in respect of any material Taxes, (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes (other than automatic extensions granted in the ordinary course), (F) file any amended Tax Return, (G) surrender any right to claim a Tax refund, offset or other reduction in a Tax liability or (H) request any ruling or similar guidance from a Taxing Authority with respect to Taxes;

(vii)         (A) sell, assign, lease, sublease, license, transfer, exchange or otherwise dispose of any of the properties or assets or any business (excluding in respect of any Equipment Finance Contract or any Business Equipment pursuant to an Equipment Finance Contract) to any Person if in excess of de minimis amount in the aggregate, in each case other than in the ordinary course of business consistent with past practice in all material respects, (B) with respect to the Companies or the Business only, effect any merger or consolidation with any other Person, (C) restructure, reorganize or dissolve or liquidate any Company, (D) form a joint venture or partnership or any Subsidiary of any Company or (E) with respect to either Company, file a petition in bankruptcy under any provision of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under similar law;

(viii)        sell, assign, license (excluding, for the avoidance of doubt, leasing or subleasing), scrap, exchange, transfer, or otherwise dispose of any Business Equipment, other than (A) following enforcement of a default under an Equipment Finance Contract and consistent with the collection and servicing policies of the Business in the ordinary course of business consistent with past practice in all material respects; or (B) pursuant to the exercise of early buy-outs, purchase option rights and similar rights exercised by customers of the Business as disclosed in the applicable Loan Tape and on a Company Specified Form;

(ix)          enter into any new Contract (for the avoidance of doubt, excluding renewals) that would have been a Material Contract (other than in respect of an Equipment Finance Contract) if entered into on the date hereof, or amend, terminate, modify, supplement, renew, cancel, fail to renew, or waive any material rights under, any Material Contract, in each case, other than as would be done in the ordinary course of business consistent with past practice and that (A) does not include as a term any change of control provisions, non-compete or non-solicit restrictive covenants, exclusivity provisions or most favored nations provisions or similar provisions (other than if solely applicable as an obligation of the counterparty thereto), or other terms that would be adverse to the Business in any material respect, (B) is a termination upon the conclusion of the term of the Contract, or is an automatic termination or non-renewal in accordance with its terms, and (C) does not create an adverse effect on, or would reasonably be expected to become adverse to, any of the Companies or Purchaser or its Affiliates in any material respect following Closing;

(x)            in respect of any Permit, (A) make, amend, fail to maintain or renew, permit lapse, withdraw or fail to timely make any material filing, notice, report or application relating to any, Permit, unless any such action or failure to take such action (as applicable) does not, and would not reasonably be expected to, materially restrict any activity of the Business as conducted, or anticipated to be conducted, as of the date hereof through and following Closing, (B) apply for, seek or obtain any Permit that would reasonably be expected to (1) prevent, materially delay or materially impede the Transactions or (2) require Purchaser or any of its respective Affiliates to make any material filing or notice with or material disclosure to any Governmental Entity, (C) allow any Permit to lapse, be suspended, revoked or adversely modified, or (D) make, amend, fail to maintain or renew, permit lapse, withdraw or fail to timely make any material filing, notice, report or application relating to any Permit;

(xi)           operate the Business in any jurisdiction outside of the United States of America, including permitting any importation of any Business Equipment into any non-U.S. jurisdiction, provided that this Section 7.1(b)(xi) shall not restrict the ordinary course daily movement of any Business Equipment consistent with past practice;

(xii)          fail to maintain in full force and effect in accordance with its terms, and without material adverse amendment or modification, any insurance policy (A) covering the Companies or the Business or (B) that is required by (or the coverage of which satisfies a requirement of) the terms of any Material Contract without securing renewal or replacement insurance that, in the aggregate, provides materially comparable coverage that will continue to apply to the Companies and the Business following Closing;

(xiii)         amend or modify, or grant any approval to amend or modify, or otherwise deviate from, any of the Company Specified Policies;

(xiv)         acquire, purchase or enter into any binding commitment to acquire or purchase, the Equity Security in, or any assets, rights or properties of, any business or division (whether by merger, consolidation, amalgamation, or acquisition or stock or assets or otherwise) from any other Person;

(xv)          if applicable, (A) amend or supplement any Contract in respect of any securitization or other Indebtedness or (B) amend any Contract to include any prepayment penalty (other than if solely applicable as an obligation of the counterparty thereto) in respect of any securitization or other Indebtedness;

(xvi)        declare, set aside, make or pay (as applicable) any (A) non-cash dividend, (B) cash dividend or distribution in respect of any shares of Finance Company Common Stock, Reinsurance Company Common Stock, or other Equity Securities of any Company that is not fully paid prior to the Effective Time, (C) amount of cash to satisfy or pay down any obligation in respect of Indebtedness or Transaction Expenses between the Effective Time and Closing, or (D) distribution, transfer or other use of excess cash, to the extent such distribution, transfer or use would cause the Companies to have less than $30,000,000 of cash on the balance sheet, in the aggregate, as of the Closing;

(xvii)        (A) split, combine, redeem, repurchase, subdivide, reclassify or amend the terms of any of the Equity Securities of any Company, (B) issue, redeem, repurchase, cancel or authorize the issuance of the Equity Securities of any Company, or (C) grant, pledge, transfer, authorize, deliver, reissue, dispose of, sell or otherwise encumber any of the Equity Securities of any Company;

(xviii)      commence, settle, compromise, discharge, waive, release or assign any Action, or enter into consent order, assurance of discontinuance or similar arrangement with any Governmental Entity, other than (A) settlements or compromises of such Action where the Company or Seller is the plaintiff and is receiving payment in connection with such settlement or compromise and (B) settlements that do not, and would not reasonably be expected to, (1) involve any non-monetary relief of any nature whatsoever, (2) involve an amount to be paid by any Company that exceeds $50,000 individually or $100,000 in the aggregate (provided that any settlement that is permitted under this Section 7.1(b)(xviii) shall be paid by the Companies prior to the Closing) and where the amount paid or to be paid by either Company is not fully covered (less any retention or deductible under the applicable insurance policy) by insurance coverage, or (3) prevent, materially delay or materially impair Seller or any Company from complying with its obligations under this Agreement or any Transaction Agreement;

(xix)         other than in connection with maintenance and repair in the ordinary course of business consistent with past practice, make, or commit to make, any capital expenditures (or undertake any Liability for capital expenditures) to the extent doing so would reasonably be expected to cost in excess of $50,000 individually or $150,000 in the aggregate;

(xx)          modify, release or affirmatively waive any non-competition, non-solicitation, confidentiality, nondisclosure, noninterference, non-disparagement or other restrictive covenant (or similar) obligation owed to any Company or otherwise pertaining to the Business or any employee thereof;

(xxi)         undertake any response, action, or customer or public communication with regard to (A) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to either Company’s customers or (B) any ransomware event;

(xxii)        adopt, establish, amend or terminate any collective bargaining agreement or establish or recognize any labor union, labor organization, works council or other staff representative body;

(xxiii)       (A) enter into any new lines of business, introduce any new material services or products or change in any material respect existing products or services or (B) abandon or discontinue any existing line of business;

(xxiv)      sell, assign, transfer, lease, license, encumber, abandon or permit to lapse any Owned Intellectual Property except for non-exclusive licenses granted in the ordinary course of business consistent with past practice, or disclose any trade secrets or other material Confidential Information to a third party other than in the ordinary course of business consistent with past practice pursuant to a written confidentiality agreement;

(xxv)        (A) fail to maintain leased real property substantially as required pursuant to the respective leases, (B) demolish or remove any of the existing improvements or erect new improvements on any leased real property, (C) acquire, sell, lease, sublease, license, assign, transfer, mortgage, pledge, encumber or otherwise dispose of, or agree to sell, lease, sublease, assign, transfer, mortgage, pledge, encumber or otherwise dispose of, any of its real properties, or (D) enter into any contract for the purchase, sale or lease of real property or amend, terminate, or grant any waiver or consent with respect to any leased real property, except any renewals of existing Finance Company Real Property Leases in accordance with the terms thereof in the ordinary course of business consistent with past practice;

(xxvi)      enter into or acquire any new Equipment Finance Contract, or amend, terminate, modify, supplement, renew, cancel, fail to renew, or waive any rights under, any Equipment Finance Contract, in each case, except for the entry into any Equipment Finance Contract or amendments, terminations, supplements, renewals, cancellation or waivers with respect to any Equipment Finance Contract, in each case, in the ordinary course of business consistent with past practice that do not, and would not reasonably be expected to, as applicable: (A) deviate from the applicable Company Specified Form, (B) fail to satisfy the Eligibility Criteria, (C) fail to meet the credit requirements set forth on Exhibit E (the “Credit Requirements”), (D) result in the Companies or the Business deviating from their respective collections, credit, servicing, syndication, origination policies or underwriting guidelines and/or (E) cause or contribute to the portfolio becoming out of compliance with, or further increase any existing non-compliance with, the Concentration Limits after giving effect to such new Equipment Finance Contract (or amendment, modification, supplement, renewal or waiver of an existing Equipment Finance Contract), but solely, for this clause (E), to the extent such new Equipment Finance Contract (or amendment, modification, supplement, renewal or waiver of an existing Equipment Finance Contract) would be in respect of an asset included in the Owned Portfolio Assets Amount (as measured as of the time of such origination and as determined as if the Closing were to occur at such time) (provided, however, that this Section 7.1(b)(xxvi) shall not apply to any Held-for-Sale Contract or Outbound Third Party Serviced Contract);

(xxvii)      sell, divest, transfer or otherwise dispose of any Equipment Finance Contract in each case, except for any such sale, divestiture, transfer, or other disposition that is in the ordinary course of business consistent with past practice that does not, and would not reasonably be expected to: (A) involve adverse selection practices, (B) cause, or contribute to, the remaining assets that would constitute any portion of the Owned Portfolio Assets Amount (as measured as of the time of such sale, divestiture, transfer, or other disposition, and as determined as if the Closing were to occur at such time) to no longer comply with the Concentration Limits after giving effect to such sale, divestiture, transfer, or other disposition, (C) take place following the initial delivery of the Initial Closing Statement and/or (D) relate to the sale, divestiture, transfer, or other disposition of an Equipment Finance Contract that was originated prior to the date hereof;

(xxviii)    enter into, amend, terminate, modify, supplement, renew, cancel, fail to renew, or waive any rights under, any Syndication Contract, Held-for-Sale Contract or servicing agreement with respect to an Outbound Third Party Serviced Contract, in each case, outside of the ordinary course of business consistent with past practice; and/or

(xxix)       authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

(c)            Notwithstanding anything to the contrary in this Section 7.1, a Company’s failure to take any action prohibited by Section 7.1(b) shall not be a breach of Section 7.1(a), unless such action would constitute a breach of such relevant provision of Section 7.1(b).

Section 7.2            Publicity. During the Interim Period, Purchaser, Parent and Seller shall, and shall cause their respective Affiliates to, consult with each other before issuing any press release or public statement or making any other public disclosure (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure) related to this Agreement, the Transaction Agreements or the Transactions and shall not issue any such press release or public statement or make any other such public disclosure without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided that nothing in this Section 7.2 shall be deemed to prohibit Purchaser, Parent or Seller or any of their respective Affiliates from making any disclosure necessary, based on the advice of legal counsel (which may be internal counsel), in order to satisfy its disclosure obligations imposed by Law, any stock exchange, or any other self-regulatory organization, or upon request of a Governmental Entity, after making prompt reasonable efforts under the circumstances to consult with the non-disclosing party prior to such disclosure to the extent reasonably practicable and permitted under applicable Law; provided, however, prior to any such disclosure obligations imposed by Law, any stock exchange, or any other self-regulatory organization, or upon request of a Governmental Entity, Parent and Seller shall, and shall cause their applicable Affiliates to, consider in good faith revising the disclosure to reflect any reasonable comments provided by Purchaser (if any) thereon; provided, that Seller’s good faith determination of whether to incorporate or reject such comments shall, in all events, control. Notwithstanding the foregoing and anything to the contrary in Section 7.3 (including in respect of the Confidentiality Agreement), (a) nothing shall prevent any party hereto and its Affiliates from providing general information about the subject matter of this Agreement in connection with its fundraising, marketing, informational or reporting activities of the kind customarily provided with respect to investments of this nature (including disclosures with respect to investment multiples, returns on investment, rates of return and other customary financial performance metrics related to Seller’s and such Affiliates’ respective investments in the Company), and (b) any party hereto and its Affiliates may disclose such information (i) to its Representatives as is necessary in the ordinary course of business so long as such Person agrees to, or is bound by contract to, keep the terms of this Agreement confidential; (ii) in connection with enforcing its rights, or performing its obligations, under this Agreement or the Transaction Agreements; and (iii) in connection with seeking the consents required under this Agreement in which case such party shall, to the extent legally permissible and reasonably practicable, use commercially reasonable efforts to allow the other party reasonable time to comment on the communication that seeks such consent (and will consider and incorporate any such reasonable comments in good faith).

Section 7.3            Confidentiality.

(a)           Purchaser acknowledges that the information provided to it and its Representatives in connection with this Agreement and the Transactions are subject to the terms of the Confidentiality and Non-Disclosure Agreement, dated as of July 29, 2025, by and between Wafra Inc. and Seller (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms until the Closing; provided, however, that (i) each of the Equity Financing Sources, Debt Financing Sources and each other Investor of Purchaser shall be deemed to be permissible “Representatives” of Purchaser under the terms thereof and (ii) in the event of a conflict between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will control and, for purposes of clarity, no terms in the Confidentiality Agreement in respect of any disclaimer on liability (or similar provision), warranties, limitations on liability or freedom to negotiate with other parties will continue to apply.

(b)           From the date hereof through and following Closing, subject to Section 7.2, Parent and Seller shall, and shall cause their applicable Affiliates to, and shall instruct their Representatives to, hold in strict confidence and not use, disclose or release, without the prior written consent of Purchaser, any and all Confidential Information; provided that Parent and Seller may disclose, or may permit disclosure of, Confidential Information (i) to their Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to Parent and Seller and in respect of whose failure to comply with such obligations, Parent or Seller, as applicable, shall be responsible, or (ii) if Parent or Seller, or any of their respective Affiliates or Representatives is compelled (whether by deposition, interrogatory, request for documents, subpoena, civil investigation, demand, order or other legal process) or otherwise required by Law to disclose any such Confidential Information. In the event that any demand or request for disclosure of Confidential Information is made pursuant to clause (ii) above, Parent or Seller, as applicable, shall (A) as promptly as practicable notify Purchaser of the existence of such request or demand to the extent reasonably practicable and legally permissible and, if not otherwise prevented by Law, the disclosure that is expected to be made in respect thereto so that Purchaser may, at its sole expense, seek a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information and/or waive compliance with the provisions of this Section 7.3(b), and (B) if requested by Purchaser, reasonably cooperate with Purchaser (subject to receiving reasonable assurances from Purchaser of reimbursement for such cooperation) in seeking a protective order or other appropriate assurance that confidential treatment will be afforded to the Confidential Information in respect to such request or demand. If such a protective order or other remedy or the receipt of a waiver by Purchaser is not obtained and Parent or Seller, as applicable, or any of their respective Representatives is required by such Law to disclose any Confidential Information, Parent, Seller or such Representative, as applicable, may disclose only that portion of the Confidential Information which is required to be disclosed. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Parent, Seller, their respective Affiliates, and their respective Representatives shall be permitted to disclose any Confidential Information, without notice, to their respective auditors (subject to customary confidentiality obligations and solely to the extent reasonably necessary for audit, accounting or tax purposes) and to any Governmental Entity having or claiming to have authority to regulate or oversee any aspect of their business (solely to the extent reasonably necessary in connection with the exercise of such authority or claimed authority and to the extent such audit, exam or review is not targeted at the Business, Purchaser or the Companies).

(c)           As used in this Agreement, “Confidential Information” shall mean all proprietary, technical, economic, environmental, operational, financial or other Business information or material, data, reports, interpretations, forecasts and business plans of the Companies and their businesses, products, services, financial condition, operations, assets, liabilities and/or prospects which is in, or after the date hereof, comes into, the possession of Parent, Seller, their Affiliates or any of their respective Representatives, including pursuant to the terms of this Agreement or any other provision of any Transaction Agreement; except the term “Confidential Information” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by Parent in breach of Section 7.3(b)), (ii) becomes available after the Closing Date to Parent or any of its Representatives on a non-confidential basis from a source other than Purchaser or its Representatives which, to the Knowledge of Seller, is not subject to any contractual, legal or fiduciary obligation of confidentiality to Purchaser or (iii) is independently developed by Parent or any of its Affiliates (other than by the Business prior to the Closing) without use of or reference to the Confidential Information or Purchaser or any of its Affiliates. Notwithstanding the foregoing, nothing herein shall prevent Parent from disclosing or using information that is not related to the Business or the Companies.

(d)           Notwithstanding anything in this Agreement to the contrary (including Section 7.2 and Section 7.3), Parent and Seller shall not, and shall cause their respective Affiliates and Representatives to not, except as required by applicable Law or Governmental Entity or with Purchaser’s prior written approval, use the name “Wafra” or the name of any direct or indirect investor (and their respective affiliates) in any investment fund, investment vehicle or managed account or similar entity affiliated with, or managed or advised by, Wafra or its affiliates, or any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by any such Person, in each case, in any marketing materials or public statements or to any third parties in connection with the Transactions.

Section 7.4             Notification of Certain Matters. Seller, on the one hand, and Purchaser, on the other hand, shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Transactions by or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, and (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting Parent, such party or any of its Subsidiaries which, in any such case, relates to the ability of the parties hereto to consummate the transactions contemplated by this Agreement or any of the Transaction Agreements.

Section 7.5             Intercompany Agreements.

(a)            Except for this Agreement, the Transaction Agreements (including Contracts and arrangements required to be entered into in accordance with this Article VII) and the Contracts set forth on Schedule 7.5(a), Purchaser acknowledges and agrees that, no later than one (1) Business Day prior to Closing, Seller and each Company shall enter into one or more mutual termination and release agreements pursuant to which all intercompany arrangements (including guarantees) and Contracts in which Seller or its Affiliates (excluding the Companies), on the one hand, and any of the Companies, on the other hand, are parties (whether relating to products, services or support provided to or by such Company). All such mutual termination and release agreements shall be entered into solely on a form reasonably agreed to by Purchaser in advance, which form shall terminate such Contract or arrangement or otherwise remove such Company from such Contract or arrangement, and each party to such Contract or arrangement shall not be entitled to any further rights, or be bound by any further obligations, in respect thereof, except as set forth in this Agreement. Following the consummation of such mutual terminations, releases or amendments, in no event shall any of the Companies have any continuing Liabilities or obligations to Seller or any of its Affiliates in respect of such intercompany arrangements or Contracts (whether pursuant to a provision that would ordinarily survive under the original terms of such arrangement or Contract or otherwise) following Closing. For purposes of clarity, (i) this Section 7.5(a) shall only apply to intercompany arrangements or Contracts solely between or among Seller or a Retained Entity, on the one hand, and a Company, on the other hand and (ii) Section 7.28 (not this Section 7.5) is to govern and apply to any Contracts or arrangements specified therein.

(b)            Except as set forth on Schedule 7.5(b), no later than one (1) Business Day prior to Closing, Seller shall take, or cause to be taken, all such actions necessary so that Intercompany Receivables and Intercompany Payables shall have been settled or paid prior to the Effective Time; provided that, the parties hereby agree to work in good faith to agree upon mutually acceptable procedures for the settlement or payment of trailing activities. Following the Closing, subject to Section 7.7, Seller shall, and shall cause its Affiliates to, preserve all books, records and documents pertaining to all Liabilities, Contracts and arrangements discharged, terminated or settled, as the case may be, pursuant to this Section 7.5 in compliance with all applicable Law and its document retention policies, and to make the same available after the Closing for inspection and copying by the other party hereto, as applicable, or its Representatives, during normal business hours and upon reasonable advance notice, for any legitimate business purpose (including for financial reporting, compliance or Tax purposes).

(c)            Notwithstanding anything to the contrary contained herein, Seller shall not, and shall not permit its Affiliates (including the Company) to take any actions contemplated in Section 7.5(a) or Section 7.5(b) in a manner that could reasonably be expected to result in any adverse tax consequence to the Purchaser, its Affiliates, the Companies or the Business.

Section 7.6            Employees and Employee Benefits.

(a)           For a period of one (1) year after the Closing (or, if shorter, during the applicable period of employment with Purchaser or any of its Subsidiaries following the Closing), Purchaser shall provide, or cause its Subsidiaries to provide to each Company Employee who continues employment with Purchaser or any of its Subsidiaries following the Closing (each, a “Continuing Employee”), with (i) an annual base salary or hourly wage rate, as applicable, and an annual target cash bonus opportunity (if any) that, in each case, are no less favorable than the annual base salary or hourly wage rate, as applicable, and annual target cash bonus opportunity (if any) provided by the applicable Company or its Affiliates to such Continuing Employee immediately prior to the date hereof, and in the case of annual target cash bonus opportunities, pursuant to the Benefit Plans set forth on Schedule 7.6(a)(i), and (ii) employee benefits (excluding, in all cases, retirement, severance or termination arrangements, long-term incentive compensation arrangements, equity and equity-based incentive arrangements, transaction-based payments, defined benefit pension plans, deferred compensation, retiree or post-termination welfare benefits, and any change in control, retention, one-time or other similar payments (the “Benefits Exclusions”)) that are no less favorable in the aggregate than the employee benefits (excluding the Benefits Exclusions) provided by the applicable Company or its Affiliates to such Continuing Employee immediately prior to the Closing pursuant to the Benefit Plans set forth on Schedule 7.6(a)(ii); provided, that, Purchaser shall use commercially reasonable efforts to cause Continuing Employees to be eligible to participate in a defined contribution retirement plan intended to qualify under Section 401(a) of the Code within ninety (90) days following the Closing Date. Each Continuing Employee will remain eligible to continue to participate in the Benefit Plans providing health and welfare benefits made available by Seller or its applicable Affiliate until the end of the month during which Closing occurs.

(b)           Without limiting the immediately preceding section, Purchaser shall, or shall cause one of its Affiliates to, provide to each Continuing Employee whose employment is terminated by a Company without cause (as determined by Purchaser or its applicable Affiliate in its reasonable discretion consistent with past practice) during the one (1)-year period following the Closing Date with severance benefits that are no less favorable than those provided to such Continuing Employee under the Benefit Plans set forth on Schedule 7.6(b) as in effect upon the Closing, taking into account each Continuing Employee’s service with Seller and its Affiliates (and any predecessor entities), as applicable, and, after the Closing, Purchaser and its Affiliates.

(c)           With respect to any benefit plans sponsored by Purchaser and its Subsidiaries (such plans, the “Purchaser Plans”) in which any Continuing Employee becomes eligible to participate on or after the Closing, Purchaser or the applicable Subsidiaries, as applicable, shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the Purchaser Plans that are medical plans to the extent they were inapplicable to, or were satisfied under, Benefit Plans; (ii) for purposes of eligibility, vesting and benefit level, recognize the service that was credited to each such Continuing Employee under Benefit Plans prior to the Closing, under the Purchaser Plans (except to the extent it would result in a duplication of benefits), as if such service were with Purchaser and its Subsidiaries (provided that the service crediting in this clause (ii) shall not apply with respect to any defined benefit plans or for purposes of qualifying for subsidized early retirement benefits); and (iii) cause any eligible expenses incurred by any such Continuing Employee and his or her covered dependents under Benefit Plans prior to the Closing to be taken into account for purposes of satisfying any applicable deductible, co-payment, coinsurance or out-of-pocket requirements under the applicable Purchaser Plans that are medical plans.

(d)           Nothing in this Agreement shall confer upon any employee, director or consultant of any Company or any of its Affiliates any right to continue in the employ or service of Purchaser, any Company, or any Affiliate thereof, or shall interfere with or restrict in any way the rights of any Company, Purchaser or any Affiliate thereof to discharge or terminate the services of any employee, director or consultant of any Company or any of its Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Benefit Plan, Purchaser Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any particular Benefit Plan, Purchaser Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 11.1, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including, without limitation, any current or former employee, director, individual independent contractor or consultant of any Company or any of its Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(e)           Purchaser or one of its Subsidiaries shall make an offer of employment to any individuals listed on Section 4.14(c)(i) of the Finance Company Disclosure Schedule whose employment was not transferred to the Finance Company prior to the Closing Date because such individual was on a leave of absence as of the Closing Date (such individual, a “Leave Employee”), subject to such Leave Employee returning to active employment within six (6) months following the Closing Date (or such later date as may be required by applicable Law). Each such Leave Employee who accepts such offer of employment will commence employment with Purchaser or one of its Subsidiaries on the date such Leave Employee’s is scheduled and permitted to return to work.

Section 7.7             Access to Information; Records Preservation.

(a)            Prior to the Closing Date, Purchaser and its Representatives shall receive, and Parent and Seller shall provide such Persons with, reasonable access to the properties, books, Contracts, commitments, personnel, information technology systems, and records of Seller and its Affiliates (including the Companies), to the extent relating to the Business or the Companies, as Purchaser reasonably requests upon reasonable advance written (which may be made via email) notice, including as may be requested in furtherance of Purchaser’s efforts to consummate the Transactions or in preparation for Purchaser’s future ownership of the Companies. Any such access and examination shall be conducted under circumstances that do not unreasonably interfere with the normal operations of the Business, and Seller shall cause its Affiliates (including the Companies) and its and their respective Representatives to reasonably cooperate with Purchaser and its Representatives in connection with such access and examination, and Purchaser and its Representatives shall cooperate with the Companies and its Representatives and shall use their reasonable best efforts to minimize any unreasonable disruption to the Business in connection therewith, it being acknowledged and agreed that no such access or examination shall be permitted to the extent that it would require the Companies to provide access or disclose information where legal counsel (including in-house counsel) of Seller has advised that such access or disclosure would reasonably be likely to result in a waiver of any applicable attorney-client privilege or would violate any applicable Law; provided that, Seller shall make reasonable and appropriate substitute disclosure arrangements to the extent reasonably practicable and legally permissible in a manner that does not result in the foregoing issue; provided, further, that, in the event that Seller withholds access or information in reliance on the foregoing issue, Seller shall provide (to the extent reasonably practicable and legally permissible without waiving or violating the applicable legal privilege or Law) notice to Purchaser that such access or information is being so withheld. No investigation furnished pursuant to this Section 7.7 or by Purchaser or its Representatives at any time following the date of this Agreement shall be deemed to modify any representation or warranty made by the Companies herein. Nothing in this Section 7.7(a) shall give either party hereto, directly or indirectly, the right to control or direct the operations of the other party prior to the Closing. Prior to the Closing, each party hereto shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(b)            At or as soon as reasonably practicable following the Closing, except solely to the extent otherwise expressly permitted and contemplated by the Transaction Agreements, Seller shall (i) cause all tangible books and records of the Companies and the Business to be located on the premises of the applicable Company and such tangible books and records shall be transferred to Purchaser by possession of such premises, (ii) transfer, or cause to be transferred, to Purchaser all original corporate records of the Companies relating to the legal existence, ownership and corporate governance of the Companies, all Finance Company Permits and Reinsurance Company Permits of the applicable Company, and (iii) transfer, or cause to be transferred, to Purchaser (or a designee thereof) all other books and records (including digital records) of the Companies and the Business, in each case, that are not located on the premises of the Companies or otherwise possessed or controlled by the Companies. Prior to Closing, in accordance with Section 7.29, Seller and Purchaser shall cooperate in good faith to develop and implement a plan that will result in the delivery or transfer of all other books and records of the Companies and the Business to Purchaser or the Companies at, or as soon as reasonably practicable following, the Closing.

(c)            Subject to the requirements of Section 7.3 and this Section 7.7, Seller shall have the right to retain a copy of any or all books and records of the Companies (including emails) that are otherwise in the possession or under the control of Seller or any of its Affiliates relating to the conduct of the Business on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the employees of the Companies, (ii) as may be required by any Governmental Entity, including pursuant to any applicable Law or regulatory request, (iii) as may be deemed appropriate in connection with any Action commenced or threatened by any Person (including any Governmental Entity), or (iv) as may be necessary for Seller to perform its obligations pursuant to this Agreement or any Transaction Agreement, in each case subject to restrictions imposed by applicable privacy Laws.

(d)            For a period of seven (7) years following the Closing, each party hereto shall preserve all pre-Closing Date books and records of the Companies and the Business possessed or controlled by such Person. During such period, upon any reasonable request from any party hereto or its authorized Representatives (the “Requesting Party”), the other party or any of its Affiliates holding such books and records (the “Disclosing Party”) shall (i) provide the Requesting Party reasonable access to such books and records during normal business hours; provided, that such access shall not unreasonably interfere with the conduct of the business of the Disclosing Party holding such books and records, and (ii) permit the Requesting Party to make copies of such books and records, and, in each case, the Disclosing Party shall be reimbursed by the Requesting Party for the Disclosing Party’s reasonable out-of-pocket expenses. Nothing in this Section 7.7(d) shall require (A) the Disclosing Party to disclose any information to the Requesting Party if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that the Disclosing Party shall (1) cooperate with any requests for, and use their commercially reasonable efforts to obtain, any waivers, and (2) use their commercially reasonable efforts to make other arrangements (including redacting information or entering into common interest or joint defense agreements or establishing clean team arrangements), in each case, that would enable otherwise required disclosure to Seller or its Representatives to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or (B) Purchaser, Seller or any of their respective Affiliates to disclose their Tax records (except for Tax records of, or with respect to, the Companies, which shall not be disclosed without the disclosing party’s prior written consent (not to be unreasonably withheld, conditioned or delayed)) or any personnel or related records.

(e)           Such books and records may be requested under this Section 7.7 for any reasonable business purpose, including to the extent reasonably required in connection with accounting, litigation, financial reporting, securitization or other financing, federal securities disclosure or compliance with contractual obligations of the parties to this Agreement. Notwithstanding the foregoing, upon the expiration of such retention period, any and all such books and records may be destroyed by either party hereto in accordance with their respective document retention policies, if such party sends to the other party written notice of its intent to destroy such books and records, specifying in reasonable detail the contents of the books and records to be destroyed; such books and records may then be destroyed after the sixtieth (60th) day following such notice unless the other party hereto notifies such party of its desire to obtain possession of such books and records, in which event such party shall transfer the books and records to the other party and the other party shall pay all reasonable out-of-pocket expenses in connection therewith. For purposes of clarity, references to “records” in this Section 7.7 shall include data.

Section 7.8             Efforts; Regulatory Approvals.

(a)            During the Interim Period, upon the terms and subject to the conditions of this Agreement, Parent, Seller and Purchaser shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to reasonably promptly take, or cause to be taken by their respective Subsidiaries, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable, under this Agreement and applicable Laws to permit consummation of, and to make effective, as promptly as practicable, the consummation of the transactions contemplated under this Agreement and the Transaction Agreements. Parent and Seller shall, and shall cause the Companies and their respective Affiliates to, use reasonable best efforts to maintain the Permits in full force and effect through Closing and to prepare and submit (as soon as reasonably practicable and in coordination with Purchaser and without limiting the generality of any other obligation to Purchaser, including the obligation to incorporate Purchaser’s reasonable comments thereto) all applications, amendments, and change of control filings required under applicable Law (including Financial Regulatory Laws and Reinsurance Regulatory Laws) arising from the Transactions, and shall keep Purchaser reasonably informed in advance of all material communications with Governmental Entities regarding the foregoing.

(b)           During the Interim Period, Parent, Seller and Purchaser shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to prepare as promptly as practicable all documentation and to obtain all notices, consents, approvals, registrations, waivers, confirmations, permits, non-objections and other authorizations of all Governmental Entities required to consummate the transactions contemplated in this Agreement and in the Transaction Agreements, including, for the avoidance of doubt, those set forth on Schedule 7.8(b) (all such required notices, consents, approvals, waivers, registrations, confirmations, permits, non-objections and other authorizations set forth on Schedule 7.8(b), the “Requisite Regulatory Approvals”) and of all third parties, and shall make all necessary filings in respect of the Requisite Regulatory Approvals as promptly as practicable, but in any event within twenty (20) Business Days of the execution of this Agreement (and Purchaser shall provide Seller with draft filings in respect of the Requisite Regulatory Approvals no later than three (3) Business Days prior to such submission deadline for Seller’s review and comment and Seller shall promptly return any comments to Purchaser (and, in any event, shall be returned to Purchaser within two (2) Business Days of receipt of Purchaser’s draft filings and no obligation herein to provide Seller with an opportunity to review and comment shall require Purchaser to fail to satisfy the deadline specified above), and shall make all other necessary filings in respect of any notices, consents, approvals, registrations, confirmations, waivers, permits, non-objections or other authorizations of any third parties (including any Governmental Entity) required to consummate the Transactions as promptly as practicable. After the date hereof, each of Purchaser and Seller shall have the right to review in advance, and to the extent practicable each party hereto shall consult with the other with respect to, in each case subject to applicable Laws relating to the exchange of information, all nonconfidential, material written information prior to submission to any third party or any Governmental Entity or third party in connection with the transactions contemplated by this Agreement or any Transaction Agreement; provided, that, for the avoidance of doubt, each party hereto shall be permitted to reasonably redact any information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans, personal information or relating to or containing Confidential Supervisory Information); provided, further, that Purchaser shall be also permitted to redact or withhold any information that is not directly relevant to the Business as it pertains to Purchaser or any of its affiliates (the “Out-of-scope Information”); provided, further, that Purchaser shall exercise such right to redact or withhold Out-of-scope Information reasonably and in good faith. In exercising the foregoing right, each of Purchaser, Parent, Seller and their respective Subsidiaries shall act reasonably and as promptly as practicable. Each of Purchaser and Seller agrees that it shall consult with each other with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Transactions as promptly as practicable, and each of Purchaser and Seller shall keep the other apprised of the status of material matters relating to the completion of the Transactions, including any material concerns, objections, or proposed conditions raised by any Governmental Entity regardless of whether such concerns, objections, or conditions rise to the level of a Burdensome Condition. The parties shall promptly deliver to each other copies of all filings, correspondence and orders to and from all Governmental Entities in connection with the Transactions, including seeking the Requisite Regulatory Approvals; provided, that each party hereto may redact such information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans, personal information or Confidential Supervisory Information and, as it relates to Purchaser, any Out-of-scope Information). Other than in respect of information subject to privilege, and solely to the extent that any such redacted information provided under this Section 7.8 is necessary for a party to fulfill its obligations under this Section 7.8 or to otherwise ensure reasonable consistency in the respective filings of the parties with any Governmental Entity in connection with the Transactions (including with respect to seeking the Requisite Regulatory Approvals), such information shall be provided in unredacted form to the other parties as “outside counsel only” which is to be given only to outside counsel of the recipient party hereto, and will not be disclosed by such outside counsel to employees, officers or directors of the receiving party hereto, unless express written permission is obtained in advance from the source of the materials or its legal counsel. Parent and Seller shall, and shall cause their applicable Subsidiaries to incorporate any reasonable comments provided by Purchaser in any material written information or filings prior to the submission thereof to any third party (including any Governmental Entity).

(c)            In furtherance of the foregoing, the parties hereto and their respective Affiliates shall take or commit to take any and all actions and agree to any conditions or restrictions imposed by any Governmental Entity as may be necessary in order to obtain the foregoing Requisite Regulatory Approvals; provided, however, that notwithstanding any other provision of this Agreement that may be to the contrary, and except as expressly provided for in Section 7.9(c), no party hereto, nor any of their respective Affiliates, shall be required to take any action, or commit to take any action, or agree to any condition or restriction, make any filing, or disclose any information, that would, or would reasonably be expected to (i) have a Material Adverse Effect on the business, financial condition, properties, assets, Liabilities or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) constitute a Burdensome Condition. Prior to invoking the Burdensome Condition carve-out set forth in clause (ii) of the preceding sentence with respect to any Requisite Regulatory Approval (which, for the avoidance of doubt, shall not include any approvals required under the HSR Act which are covered in Section 7.9(c)), Purchaser shall use commercially reasonably efforts to (A) notify Seller in writing of the applicable condition or restriction, (B) coordinate with Seller to negotiate in good faith with the applicable Governmental Entity for a reasonable period of time (not to exceed fifteen (15) calendar days) to modify, resolve, or eliminate such condition or restriction or to propose alternative remedies that might satisfy the applicable Governmental Entity without constituting a Burdensome Condition, and (C) consult with Seller in good faith regarding any such negotiations and consider any alternatives proposed by Seller. Subject to applicable Law and the instructions of any Governmental Entity, Purchaser shall inform Seller in writing with reasonable detail if any Governmental Entity with jurisdiction over Purchaser or its Subsidiaries has advised or notified any of Purchaser or its Subsidiaries of such Governmental Entity’s determination to impose an unreasonable restriction or requirement in connection with or as a result of the Transactions, which upon compliance therewith would constitute a Burdensome Condition; provided, that, for the avoidance of doubt, (1) in no event shall any party be obligated to provide any other party with any Confidential Supervisory Information and (2) Purchaser is not obligated to provide any other party with information that may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans and personal information) or any other Out-of-scope Information.

Section 7.9            Antitrust Filings.

(a)            Without limiting the obligations of the parties under Section 7.8, if required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to use commercially reasonable efforts to make an appropriate filing pursuant to the HSR Act with respect to the Transactions within fifteen (15) Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Parent, Seller and Purchaser will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Purchaser shall be solely responsible for the payment of all filing fees required under the HSR Act in connection with the Transactions.

(b)            Subject to Section 7.9(c) (and not in expansion thereof), Purchaser shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, (ii) prevent the entry in any Action brought by a Governmental Entity or any other Person of any Governmental Order that would prohibit, make unlawful or delay the consummation of the Transactions and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted as soon as practicable, but in any event at such time as is necessary to permit the lawful consummation of the Transactions on or prior to the Outside Date.

(c)            Notwithstanding anything to the contrary in this Agreement, but subject to the last sentence of this Section 7.9(c), Purchaser agrees to take, or use its reasonable best efforts to cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining approval under the HSR Act so as to enable the Closing to occur as promptly as practicable, and in any event, prior to the Outside Date, including using its reasonable best efforts in (i) agreeing to conditions imposed by any Governmental Entity and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Purchaser, any of Purchaser’s Affiliates, or the Companies, (ii) accepting any operational or behavioral restrictions, or otherwise proposing, negotiating, taking or committing to take actions that limit any of Purchaser’s or its Affiliates’ (including, after the Closing, the Companies’) freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Purchaser, any of Purchaser’s Affiliates or any of the Companies or (iii) seeking to avoid the initiation by any Governmental Entity of, and vigorously defending, any lawsuits or other legal proceedings, whether regulatory, judicial, administrative or other, to which it is a party challenging or affecting this Agreement, or seeking to prohibit or delay the consummation of the Transactions or rescind, vacate or otherwise challenge any Governmental Order granted. Notwithstanding any other provisions of this Agreement (including this Section 7.9) that may be to the contrary, none of Purchaser, its affiliates and/or any other Purchaser Related Party shall be required to take any action, or commit to take any action, or agree to any condition or restriction, make any filing, or disclose any information, that would reasonably be expected to constitute a Burdensome Condition.

(d)           Without limiting the generality of the foregoing in Section 7.8 and this Section 7.9, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the Transactions (but, for the avoidance of doubt, not including: (i) any interactions between Seller and any Company with Governmental Entities in the ordinary course of business unrelated to this Agreement and the Transaction Agreements; or (ii) any disclosure that is not permitted by Law) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other parties with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity, with such notice being sufficient to provide the other parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact. Each party hereto will reasonably cooperate in good faith with each other party hereto in responding to any inquiry from a Governmental Entity (A) permitting the other parties to review in advance any proposed communication by such party to any Governmental Entity relating to this Agreement or any Transaction Agreement, (B) promptly notifying the other parties hereto of any communication it or any of its Affiliates receives from any Governmental Entity relating to such matters and (C) providing to the other parties hereto copies of all correspondence, filings or communications between it (or its advisors) and any such Governmental Entities relating to this Agreement or any other Transaction Agreement. No party hereto shall agree to participate in any meeting with any Governmental Entity (including via telephone, conference call or videoconference) or have any substantive contact with any Governmental Entity in respect of any filings, investigation or other inquiry contemplated by Section 7.8 or this Section 7.9, in each case, that would reasonably be expected to be related to the Agreement or any Transaction Agreement in any material respect, unless they have used commercially reasonable best efforts to consult with the other parties hereto. Each of Parent and Seller, on the one hand, and Purchaser, on the other hand, shall consult in good faith with the other on the strategy to be pursued for obtaining any consents, approvals, registrations, waivers, confirmations, permits, non-objections and other authorizations relating to this Agreement or the Transaction Agreements.

(e)            Purchaser shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization, or any business unit, division, subsidiary or other portion thereof, if such action would reasonably be expected to (i) materially increase the risk of any Governmental Entity seeking or entering a Governmental Order prohibiting the consummation of the Transactions, (ii) materially increase the risk of not being able to remove any such Governmental Order on appeal or otherwise, (iii) materially delay the satisfaction of the conditions contained in Article VIII or (iv) otherwise prevent or delay the consummation of the Transactions.

Section 7.10           Director and Officer Liability; Indemnification.

(a)           From and after Closing, Purchaser agrees that all rights to indemnification and advancement of expenses in favor of each present and former director and officer of each Company (in each case, when acting in such capacity) (collectively, the “D&O Indemnified Parties”) pursuant to the Organizational Documents of the Companies as in effect on the date of this Agreement (and solely to the extent disclosed to Purchaser prior to the date hereof) will be honored by the Companies, to the fullest extent permitted by applicable Law, for at least six (6) years following Closing, including (but solely to the extent included in such Organizational Documents), in respect of the rights and obligations contained therein pertaining to the indemnification for any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of any Company or is or was serving at the request of any Company as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Closing (including matters, acts or omissions occurring in connection with the approval of the Agreement and the Transactions), the advance expenses as incurred by such D&O Indemnified Party to the fullest extent permitted by applicable Law (provided that the D&O Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification), and any required cooperation in the defense of any such claim, action, suit, proceeding or investigation.

(b)            Prior to the Closing, Seller shall cause the Companies to obtain, with fifty percent (50%) of the cost to be borne by Purchaser and fifty percent (50%) of the cost to be borne by Seller, a fully pre-paid tail endorsement for any directors’ and officers’ liability insurance policy, errors and omissions insurance policy, employment practices liability insurance policy, fiduciary liability insurance policy and other non-occurrence-based insurance policies of the Companies identified by Purchaser (collectively, the “Tail Policies”) that are each to remain in effect for a period of not less than six (6) years after the Closing, providing for coverage and amounts, and containing other terms and conditions, to be mutually agreed by Seller and Purchaser, in each case with respect to claims arising from facts or events which occurred at or prior to the Closing. Purchaser shall maintain in effect such Tail Policies (provided that Purchaser may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of any Company arising from facts or events which occurred at or before Closing (including the Transactions); provided, that neither Purchaser nor Seller shall be obligated to expend any funds to maintain such Tail Policies. If Purchaser or any Company purchases such a replacement “tail policy,” following Closing, the Companies shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder in accordance with its terms with Purchaser bearing the incremental cost of such replacement policy.

(c)            In the event that Purchaser or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfer all or substantially all its properties, assets or deposits to any Person or (iii) or engage in any similar transaction, then, and in each such case, Purchaser shall cause proper provision to be made so that the successor and assignee of Purchaser assumes the obligations set forth in this Section 7.10.

(d)            The obligations of Purchaser and Seller under this Section 7.10 shall not be terminated or modified after Closing in a manner so as to adversely affect any D&O Indemnified Party or any other person entitled to the benefit of this Section 7.10 without the prior written consent of the affected D&O Indemnified Party or affected person.

(e)            The provisions of this Section 7.10 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, his or her heirs and his or her legal representatives.

(f)            Notwithstanding anything to the contrary in the foregoing, (i) to the extent that a D&O Indemnified Party has rights to indemnification, advancement of expenses and/or insurance provided by Parent, Seller or any other Retained Entity, it is the intent of the parties that such obligations shall be primary to any obligation of Purchaser or the Companies; provided, however, that nothing herein shall prevent any D&O Indemnified Party from seeking indemnification or advancement from the Companies to the extent entitled thereto under applicable Law or the Organizational Documents of the Companies, subject to any rights of reimbursement; provided further that Parent, Seller or a Retained Entity, as applicable, shall use commercially reasonable efforts to advance expenses incurred by any D&O Indemnified Party to satisfy indemnifiable amounts for which they are responsible, in each case to the extent required by applicable agreements or Law; and (ii) nothing in this Section 7.10 shall require Purchaser or any Company to provide indemnification or advancement of expenses to any D&O Indemnified Party in respect of any claim brought by Purchaser or any Company against such Person pursuant to this Agreement or any other Transaction Agreement, or to the extent such claim relates to any Retained Entity, any Retained Business or any Excluded Liability; provided that, to the extent that any D&O Indemnified Party is entitled to advancement of expenses under the Organizational Documents of the Companies, such advancement shall be made subject to customary undertakings to repay if it is ultimately determined that such Person is not entitled to indemnification; provided further that, any Liabilities of Purchaser, the Companies or their respective Affiliates arising from the matters described in this Section 7.10(f) shall constitute Excluded Liabilities for purposes of this Agreement.

Section 7.11            Certain Consents. During the Interim Period, Seller shall cause the Companies to use reasonable best efforts to obtain the consent or approval of, or to provide notice to, any counterparty to any Contract to which any Company is a party or any other third party to the extent that it is or may be required to be obtained or provided under the terms thereof in connection with the Transactions. Parent and Seller shall use commercially reasonable efforts to obtain such consents or approvals; provided, however, that the failure to obtain any such consents or approvals shall not, in any material respect, interfere with, hinder or limit the ability of Parent or Seller (or their applicable Affiliates) to provide the services contemplated under the Transition Services Agreement in accordance with the terms thereof. Nothing in this Section 7.11 shall obligate or be construed to obligate Seller or any of its Affiliates (including any Company) to (a) make, or to cause to be made, any payment to any third Person (other than outside advisor or similar fees in connection therewith), (b) commence any Action or (c) offer to grant any material accommodation (financial or otherwise) to any third Person in each case in order to obtain the consent or approval of such third Person under any Contract. Seller shall reasonably consult with Purchaser in relation to any such consents, notices and approvals, and shall provide copies to Purchaser of each of the foregoing, as well as an opportunity for Purchaser to provide comments thereon, which Parent and Seller shall consider in good faith, acting reasonably. For the avoidance of doubt, any notice, consent, or approval involving a Governmental Entity is governed under Section 7.8 or Section 7.9, as applicable, and any Restructuring Transactions are governed under Section 7.28, and neither such matter is governed under this Section 7.11.

Section 7.12           Tax Matters.

(a)            Following the Closing, Seller and Purchaser shall (and shall cause their respective Affiliates (including, with respect to Purchaser, the Companies) to) provide the other party and its Affiliates with such assistance and information as may be reasonably requested in connection with the preparation of any Tax Return relating to the Companies with respect to a Pre-Closing Tax Period or any Straddle Period, and the conduct of any Tax Action, examination or contest relating to any of the Companies with respect to a Pre-Closing Tax Period or any Straddle Period, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties and the party requesting assistance or information shall reimburse the other party for any reasonable, out-of-pocket costs incurred with respect to such requested assistance or information. Notwithstanding anything to the contrary in this Agreement, Seller shall have no obligation to provide any consolidated, combined, or unitary Tax Return of Seller and Purchaser shall have no access to any consolidated, combined, or unitary Tax Return of Seller.

(b)            Any and all Tax sharing, allocation, indemnity or similar Contracts binding the Companies (other than Contracts entered into in the ordinary course of business, the principal purpose of which is not Taxes) shall be terminated as of the Closing Date, and neither Company shall have any liability thereunder for any taxable period or portion thereof beginning on the day after the Closing Date.

(c)            For purposes of this Agreement, in the case of any Taxes that are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall (i) in the case of any Taxes, other than Taxes described in clause (ii), be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income, receipts or payroll, be deemed equal to the amount which would be payable if the relevant taxable period ended as of the end of the Closing Date; provided that any transactions or events outside of the ordinary course of business occurring on the Closing Date after the Closing and not otherwise expressly contemplated by this Agreement shall be treated as occurring in the portion of such Straddle Period beginning after the Closing Date. For the avoidance of doubt, the Transaction Tax Deductions shall be reflected in the Pre-Closing Tax Period to the maximum extent permitted by applicable Law.

(d)            The parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Companies for all Tax purposes.

(e)            Except as required by applicable Law, Purchaser shall not, and shall not cause any of its Affiliates to, take any of the following actions without Seller’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) to the extent any of the following actions could reasonably be expected to increase Seller’s Tax liability with respect to any Pre-Closing Tax Period: (i) file, amend, or otherwise modify any Tax Return of the Companies relating to a Pre-Closing Tax Period or Straddle Period (except any such Tax Returns that are filed in accordance with Section 7.12(f)), (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency with respect to the Companies relating to a Pre-Closing Tax Period or Straddle Period, (iii) make or change any Tax election or accounting method or practice with respect to the Companies with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period, or (iv) enter into any voluntary contact with a Governmental Entity (including any voluntary disclosure agreement or similar process) with respect to the Companies regarding any Pre-Closing Tax Period or Straddle Period.

(f)            Purchaser shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all separate company Tax Returns of the Companies for any Pre-Closing Tax Period and any Straddle Period first due after the Closing (the “Purchaser Prepared Returns”). Each Purchaser Prepared Return shall be prepared and filed in a manner consistent with past practice, unless otherwise required by Law. Purchaser will submit each Purchaser Prepared Return to Seller for Seller’s review and comment at least twenty (20) days prior to the due date for filing such Purchaser Prepared Return (taking into account all extensions properly obtained) and, prior to filing, will consider in good faith any reasonable comments timely made by Seller on such Purchaser Prepared Return. With respect to any Purchaser Prepared Return that relates to income Taxes, Purchaser agrees that such Tax Return shall reflect Transaction Tax Deductions to the maximum extent permitted by applicable Law.

(g)            Seller and Purchaser intend that the purchase and sale of the Company Shares pursuant to this Agreement constitute “qualified stock dispositions” of the Companies within the meaning of Section 336(e) of the Code and the Treasury Regulations promulgated thereunder. Seller and Purchaser shall make, or cause to be made, timely and valid elections under Section 336(e) of the Code with respect to the acquisition of the Company Shares for each Company (the “Section 336(e) Elections”). Seller and Purchaser shall cooperate to effectuate the Section 336(e) Elections, including (i) jointly executing any election statements, forms, or other documents required to make such election, (ii) filing such documents with the Internal Revenue Service in accordance with applicable Treasury Regulations, and (iii) providing any information reasonably required to complete such filings.

(h)            Within ninety (90) days following the Closing Date, Purchaser shall deliver to Seller promptly a schedule allocating the “aggregate deemed asset disposition price” (including liabilities deemed assumed) resulting from the Section 336(e) Elections among the assets of each Company in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and consistent with the principles of Treasury Regulations Section 1.336-2 (the “Allocation Schedule”). If, within ten (10) days following delivery of the Allocation Schedule, Seller does not notify Purchaser in writing of its disagreement with the Allocation Schedule, the Allocation Schedule shall be final and binding. If within such ten (10)-day period Seller so notifies Purchaser, Seller and Purchaser shall endeavor to resolve such disagreement, and if they are able to do so shall make such revisions to the Allocation Schedule to reflect such resolution, which shall be final and binding.

(i)            If, within thirty (30) days following delivery of the Allocation Schedule by Purchaser to Seller, Seller and Purchaser are unable to resolve such disagreement, such disagreement shall be submitted to the Independent Accountant applying the principles of Section 2.3(e).

(j)            Subject to Section 7.12(a) and, prior to settling, compromising, conceding, or otherwise resolving the Leasing Tax Audit (as defined on Schedule 10.4(a)(v)), Seller shall provide Purchaser with a reasonably detailed description of the proposed settlement and the expected Tax consequences thereof and will consider in good faith any reasonable comments made by Purchaser with respect thereto.

(k)            In connection with the final determination of the Final Closing Statement (including Closing Indebtedness) in accordance with Section 2.3(d) and Section 2.3(e), as applicable, Seller will determine if any payments of estimated income Taxes and overpayments of Taxes that were paid or remitted prior to the Closing Date would have resulted in a tax refund to a Company on a jurisdiction by jurisdiction basis (such amounts, the “Delayed Refunds”) and shall provide a proposed statement to Purchaser detailing such Delayed Refunds, which for the avoidance of doubt, shall be subject to, and finalized by applying, the review and dispute procedures set forth in Section 2.3(d) and Section 2.3(e). If any portion of the Delayed Refunds (as finalized) (i) would have reduced the Tax Liability Amount (as finalized) below zero, (ii) would have been treated as a reduction Closing Indebtedness (as finalized), and (iii) was not treated as a reduction to Closing Indebtedness (as finalized) because the Tax Liability Amount (as finalized), for purposes of this Agreement, could not be below zero, such portion of the Delayed Refunds (as finalized) shall be for the benefit of Seller (such portion, the “Delayed Refund Amount”). Upon the receipt of or credit (in lieu thereof) for any Delayed Refund by a Company, the Purchaser shall promptly cause the applicable Delayed Refund Amount to be paid to the Seller.

(l)            Each party shall promptly notify the other parties of the assertion of any claim, or commencement of any action with respect to a Tax audit, assessment, or administrative or judicial proceeding relating to a Tax pursuant to Section 10.4(a)(vi) for which Seller is reasonably expected to have an indemnification obligation under this Agreement (each a “Tax Contest”). With respect to any such Tax Contest, Seller shall control such Tax Contest; provided, that Purchaser shall be able to participate in such Tax Contest (at its expense) and, subject to Section 7.12(a) as applicable, (i) Seller shall keep Purchaser reasonably informed of all material developments and events with respect to the Tax Contest and (ii) neither Seller nor Purchaser shall enter into any settlement of or otherwise compromise any Tax Contest that adversely affects or may adversely affect the Tax Liability of Seller or the Companies for any Pre-Closing Tax Period without the prior written consent of Seller (not to be unreasonably withheld, conditioned, or delayed).

Section 7.13           Transfer Taxes. All Transfer Taxes incurred on the Share Purchase shall be equally borne by Purchaser, on the one hand, and Seller, on the other hand. Purchaser and Seller shall cooperate in timely filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

Section 7.14           R&W Insurance. Within three (3) Business Days following the execution and delivery of this Agreement, Purchaser shall authorize and instruct that the representations and warranties insurance policy, in the form attached hereto as Exhibit F (the “R&W Policy”), be conditionally bound at Closing, subject to the conditions herein and therein. Purchaser acknowledges and agrees that all premiums, underwriting fees, brokers’ commissions and all other fees, costs or expenses related to establishing and maintaining the R&W Policy will be borne solely by Purchaser (the “R&W Policy Costs”). Purchaser agrees that the R&W Policy will provide that the insurers thereunder irrevocably waive and shall not pursue any subrogation rights or any other claims against Seller or its Affiliates (the “RWI Protected Persons”) except in the case of claims against any such Person in respect of Fraud (and, in such case, only as to such Fraud). Without Seller’s prior written consent, Purchaser and its Affiliates shall not amend, modify or otherwise change, terminate or waive the R&W Policy in any manner adverse to Seller’s liability thereunder in any material respect. Purchaser acknowledges that obtaining the R&W Policy is a material inducement to Seller entering into the Transactions and Seller is relying on Purchaser’s covenants and obligations in this Section 7.14.

Section 7.15           Transaction Steps. Prior to or at the Closing, as applicable, Parent, Seller and the Companies shall take all actions, steps, and deliver the documentation, in each case, contemplated in Exhibit H (such actions, steps and documents, the “Transaction Steps”). Any modification or amendment of the actions and steps that comprise the Transaction Steps from time to time shall require the mutual written agreement of the parties hereto. Parent, Seller and the Companies shall keep Purchaser and its Representatives reasonably informed of the status of the Restructuring Transactions. All Contracts required to effectuate the Transaction Steps shall be on forms reasonably acceptable to Purchaser.

Section 7.16           No Negotiations. Each of Parent and Seller agree that during the Interim Period, Parent and Seller shall not, and each shall cause their respective Affiliates not to, directly or indirectly solicit, purposefully or knowingly encourage, or initiate the submission of proposals or offers from, provide any confidential or nonpublic information to, or participate in, in each case, any proposals, offers, discussions or negotiations, or enter into any agreement with, any Person (other than Purchaser and its Affiliates) concerning (a) any acquisition or purchase, direct or indirect, of any Equity Securities of any of the Companies, (b) any acquisition, lease, license, sublicense or purchase of the assets of the Business or the Companies, in each case, taken as a whole, other than transactions contemplated pursuant to, or expressly permitted by, this Agreement, and/or (c) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Companies or the Business (any such proposals, offers, discussions, negotiations or agreements of the nature described in any of clauses (a), (b) or (c), each an “Acquisition Proposal”). Without limiting the generality of the foregoing, Parent and Seller shall, and shall cause their respective Affiliates to, and will use their reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person other than Purchaser conducted theretofore with respect to any Acquisition Proposal. Promptly following the date hereof, Parent and Seller shall, or shall cause a Representative of Parent to, instruct any such Person to return or destroy all nonpublic information provided to such Person in connection with such Person’s consideration of any Acquisition Proposal in accordance with the confidentiality agreements entered into between Parent or any of its Affiliates and any such Person. Parent and Seller shall promptly (but in any event within one (1) Business Day of receipt thereof) notify Purchaser of any indication of interest, inquiry, proposal, offer or request for information relating to an Acquisition Proposal that is received by Seller or any of its Affiliates during the Interim Period, and provide Purchaser with a written summary thereof. Parent and Seller shall keep Purchaser reasonably informed of the status and material developments of such Acquisition Proposal.

Section 7.17           Further Assurances. Following the Closing, each party shall take or cause to be taken all reasonable actions, execute and deliver such additional reasonable instruments, documents, conveyances or assurances (in each case, including that which is necessary or appropriate to accomplish following the Closing, the release of Encumbrances, which were not released on or prior to the Closing) and to do or cause to be done all other things, reasonable, necessary, proper or advisable, or otherwise reasonably requested by another party hereto, in order for such party to fulfill and perform its obligations in respect of this Agreement and the Transaction Agreements to which any such Person is a party, or otherwise to consummate and make effective the Transactions and carry out the intent and purposes of this Agreement and each other Transaction Agreement. Each party hereto is to bear its own costs and expenses in compliance with this Section 7.17, except as expressly provided otherwise in this Agreement.

Section 7.18           Debt and Equity Financing.

(a)            Purchaser shall use its reasonable best efforts to consummate the Equity Financing and Debt Financing to facilitate the Closing when required by Section 2.4(a) on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letters, including using reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with and until the funding of the Financing thereunder, (ii) satisfy (or obtain waivers to satisfy) on, or prior to, the Closing Date, all conditions to funding in the Commitment Letters and such definitive agreements to be entered into pursuant thereto applicable to Purchaser that are within Purchaser’s control, (iii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions described in the Debt Commitment Letter in all material respects and (iv) enforce its rights under the Commitment Letters subject to the terms thereof and Section 11.12.

(b)           In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the applicable Debt Commitment Letter and such amount is required to consummate the transactions contemplated by this Agreement (taking into account any then available debt and equity financing): (x) Purchaser shall notify Seller as soon as reasonably practicable after becoming aware thereof and (y) Purchaser shall use its reasonable best efforts to arrange to obtain such Debt Financing or any such unavailable portion of the Debt Financing (the “Alternative Financing”) from the same or alternative Debt Financing Sources, which (A) taking into account the funds under the remaining Debt Commitment Letter and any other available debt and equity financing, would be in an amount sufficient for Purchaser to obtain the Required Amount at Closing and consummate the transactions contemplated by this Agreement and on terms that are not materially less favorable, taken as a whole, to Seller than those in the applicable Debt Commitment Letter (including flex provisions) as in effect on the date hereof, (B) would not impose new or additional conditions or otherwise expand any of the conditions to the provision of all or any portion of the Debt Financing (in each case as compared to the Debt Commitment Letters in effect as of the date of this Agreement) and (C) would not reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement.

(c)            Purchaser shall, upon request of Seller, keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the Debt Financing and Equity Financing (and any Alternative Financing). Without limiting the generality of the foregoing, Purchaser shall notify Seller as promptly as reasonably practicable (i) if there exists any material breach or material default by any party to a Commitment Letter, in each case, of which Purchaser obtains knowledge, (ii) of the receipt by Purchaser of any written notice or other written communication from any Lender with respect to (A) any material breach or material default by any party to a Commitment Letter or (B) a material dispute or disagreement between or among any parties to any Commitment Letter related to the Debt Financing with respect to the obligation to fund the Debt Financing or the Equity Financing, as applicable, at Closing on the terms and conditions set forth in the applicable Commitment Letters; provided that in no event will Purchaser be under any obligation to disclose any information pursuant to this Section 7.18(c) that (1) is subject to attorney-client or similar privilege (subject to Purchaser and Seller collaborating in good faith to make alternative arrangements to allow for such disclosure in a manner that does not result in loss of attorney-client or similar privilege) or (2) would contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which Purchaser or its Affiliates is a party).

(d)            Purchaser shall not amend, supplement, modify or waive any provision of any Commitment Letter or definitive agreements relating to the Financing other than (i) to (A) add lenders, lead arrangers, arrangers, bookrunners, agents or similar entities, as applicable, as parties to any Commitment Letter, (B) implement or exercise any of the flex provisions contained in the Debt Commitment Letters, (C) amendments contemplated by the Debt Commitment Letter as in effect on the date hereof, (D) expressly set forth in this Section 7.18 with respect to any Alternative Financing and (E) reallocate commitments or assign or reassign titles or roles to, or between or among, any parties to the Debt Commitment Letters or (ii) otherwise so long as such amendments, supplements, modifications and waivers (A) would not or would not reasonably be expected to impose new or additional conditions or otherwise expand any of the conditions to the provision of all or any portion of the Debt Financing or Equity Financing (in each case as compared to the Debt Commitment Letters or Equity Commitment Letters in effect as of the date of this Agreement), (B) would not reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement and (C) would not reduce the aggregate amount of the Financing (in each case, except as expressly permitted therein) to an amount less than an amount equal to the Required Amount.

(e)            Notwithstanding anything to the contrary in this Agreement, Seller (on behalf of itself and each of its controlled Affiliates and its and their respective directors, officers and employees) hereby waives any rights or claims it may have against any Debt Financing Source or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, the “Debt Financing Source Related Parties”) in connection with this Agreement, the Debt Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and Seller (on behalf of itself and each of its controlled Affiliates and its and their respective directors, officers and employees) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any dispute, suit, claim, litigation, investigation, proceeding or other action against any Debt Financing Source Related Party in connection with this Agreement, the Debt Financing or the Debt Commitment Letters. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source Related Party shall have any liability for any claims, losses, settlements, damages, costs, expenses, fines or penalties to Seller (or any of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 7.18(e) shall in any way limit or modify the rights and obligations of Purchaser under the Debt Commitment Letters or the definitive agreements related thereto.

Section 7.19            Financing Cooperation.

(a)            Prior to the earlier of the Closing or termination of this Agreement in accordance with Section 9.1, Seller shall, and shall cause the Companies to use reasonable best efforts to cooperate, and to cause their Subsidiaries, their Affiliates and their respective Representatives to cooperate, at Purchaser’s sole expense, in connection with the arrangement of any Financing (including any alternative, supplemental or replacement financing) as may be reasonably requested by Purchaser, including by:

(i)            participating (and causing senior management and representatives of the Companies to participate), in each case, by video or audio calls, in a reasonable number of meetings (including lender meetings), conference calls, presentations, due diligence sessions, drafting sessions and sessions with rating agencies (including in respect of any asset-backed financing), on a customary and reasonable basis, upon reasonable advance notice, during normal business hours, and at mutually agreed times;

(ii)           cooperating with the marketing efforts of Purchaser for any of the Financing, including obtaining ratings in connection therewith (including in respect of any asset-backed financing), on a customary and reasonable basis, upon reasonable advance notice, during normal business hours, and at mutually agreed times;

(iii)          assisting Purchaser, and the Debt Financing Sources with the timely preparation of customary rating agency presentations, private placement memoranda and other offering documents, bank information memoranda, lender presentations and similar documents required in connection with the Financing (including the providing of historical portfolio data and historical information about origination and servicing practices in the Seller or the Companies’ possession or that can be obtained by the Seller or the Companies without undue burden);

(iv)          furnishing the Debt Financing Sources with financial and other pertinent information regarding the business, including information necessary to prepare pro forma financial statements, to the extent readily available to Seller and the Companies, of the Companies or any other assets or liabilities (including accounts receivable, vehicles, equipment or other property to be included in any securitization or asset-backed financing) as may be reasonably requested by Purchaser to consummate the Financing;

(v)           assisting with the preparation of, and executing and delivering of, definitive financing agreements (including any sale, transfer or other documents in connection with any new financing or securitization program in addition to or in replacement of an existing arrangement in respect of financing the assets of the Companies) as may be reasonably requested by Purchaser, including, without limitation, any schedules or exhibits thereto and the furnishing of any customary financing deliverables, all in accordance with the Transaction Steps;

(vi)          (A) furnishing Purchaser, and the Debt Financing Sources as directed by Purchaser, at least five (5) Business Days prior to the Closing Date with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), relating to the Companies to the extent requested in writing at least ten (10) Business Days prior to the Closing Date and (B) cooperating reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonable;

(vii)         facilitating the pledge of and perfection in collateral and the provision of guarantees, in each case, in accordance with the Transaction Steps;

(viii)        executing and delivering customary authorization letters authorizing the distribution of information to prospective lenders with respect to the Debt Financing;

(ix)           using reasonable best efforts to take such actions as are reasonably requested by Purchaser to assist with collateral audits and due diligence examination, including collateral eligibility criteria and other related criteria described in or contemplated by the Debt Commitment Letters;

(x)            providing reasonable assistance with (A) the preparation of the borrowing base certificate contemplated by the Debt Commitment Letters and (B) the granting of a security interest (and perfection thereof) in the collateral contemplated by the Debt Financing; and

(xi)          subject to confidentiality restrictions, taking all reasonable and customary actions necessary and requested to permit the Debt Financing Sources to evaluate the Companies’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements in accordance with the Transaction Steps;

provided, that, notwithstanding the foregoing, Seller shall not be required to provide, or cause any of their Subsidiaries or any of their respective Affiliates or their respective Representatives to provide, cooperation under this Section 7.19 that unreasonably interferes with the ongoing business or operations of the Companies.

Section 7.20           Notifications and Consultation.

(a)           Seller shall, and shall cause the Finance Company to, deliver to Purchaser on a monthly basis, on the first (1st) Business Day following the end of each month, an updated Loan Tape (as defined in the Debt Commitment Letters) as of a date no later than two (2) Business Days prior to the date of its delivery and shall ensure that such Loan Tape is true, correct and accurate as of the date of such Loan Tape. Seller shall, and shall cause the Finance Company to, provide Purchaser with reasonable access to the personnel and records of the Finance Company to assist Purchaser in evaluating such Loan Tapes and to confirm that the Finance Company has complied with its obligations under this Agreement, including Section 7.1.

(b)            Seller shall, and shall cause the Finance Company to, deliver to Purchaser on the date that is five (5) Business Days prior to the Closing an updated Loan Tape as of the close of business on the sixth (6th) Business Day prior to the Closing (the “Closing Loan Tape”) and Seller shall, and shall cause the Finance Company to, ensure that such Loan Tape is true, correct and accurate as of the date of such Closing Loan Tape. Seller shall, and shall cause the Finance Company to, at the request of Purchaser, cause Mike Bruman (Chief Executive Officer), Rob Hill (Senior Vice President of Finance), Jon Yap (Treasury Director) and other personnel of the Finance Company reasonably requested by Purchaser to meet with Purchaser no later than two (2) Business Days after the delivery of such Loan Tape to discuss such Loan Tape.

Section 7.21            USB Drive. At the Closing, Seller shall deliver to Purchaser five (5) copies of a USB drive or other electronic file (at Purchaser’s election) containing a complete copy of the data room established by Seller or its Representatives in connection with the Transactions.

Section 7.22            Confidentiality Agreements. Prior to the Closing, Seller hereby agrees to use, and to cause the Companies to use, commercially reasonable efforts to cause the Company Employees set forth on Schedule 7.22 to execute and deliver confidentiality, non-solicit and inventions assignment agreements in a form that is reasonably acceptable to Purchaser and any other standard onboarding documents reasonably requested by Purchaser, and Seller shall pay or provide sufficient consideration as may be required under applicable Law to secure a valid confidentiality, non-solicit and inventions assignment agreement from the Company Employees set forth on Schedule 7.22; provided, that if (i) Seller is unable to enter into such agreements with any Company Employee prior to Closing and (ii) such employee has previously entered into a confidentiality or similar agreement with Seller or any other Retained Entity, as applicable, then (A) Seller or such applicable Retained Entity shall assign, or caused to be assigned, such agreement to the applicable Company (as designated by Purchaser) prior to the Closing and effective at Closing to the extent assignment of such agreement is not prohibited by Law or (B) Seller shall cause Purchaser to obtain the benefit of such agreement as a third-party beneficiary thereunder, with the same rights as if a direct party thereto, subject to compliance with applicable Law.

Section 7.23            Background IP License. Effective as of the Closing Date, Parent and Seller (and the other Retained Entities, as applicable) grant to Purchaser and the Companies a non-exclusive, royalty-free, fully paid-up, non-transferable (except to a controlled Affiliate, as permitted under Section 11.1 or to any successor or purchaser of all or substantially all of the Business or the applicable portion thereof to which the Retained Shared IP relates), perpetual, irrevocable, non-sublicensable (except to third-party service providers solely to provide services to or for the benefit of Purchaser and the Companies, and subject to confidentiality obligations at least as protective as those set forth herein) worldwide license under the Retained Shared IP solely in connection with the operation, and maintenance, of the Business as conducted as of the Closing Date and natural evolutions thereof or to exploit the Owned Intellectual Property as of the Closing Date and natural evolutions thereof. Parent, Seller and the Retained Entities retain the right to use, license, sublicense, transfer, and commercialize such Retained Shared IP without restriction, except that Parent, Seller and the Retained Entities will not, knowingly or intentionally license, sublicense or transfer such Retained Shared IP to a third party that directly competes with the Business as conducted by the Companies as of the Closing Date. For the avoidance of doubt, this Section grants a license only under the Retained Shared IP and does not grant any license, whether express, implied or otherwise, under any Retained IP.

Section 7.24            Non-Solicitation; Non-Competition.

(a)            For a period of three (3) years following the Closing Date (the “Restricted Period”), each of Parent and Seller shall not, and each shall cause each of its controlled Affiliates to not, directly or indirectly, (i) solicit or hire (or cause to be directly or indirectly solicited or hired) any Company Employee; provided that the foregoing (A) solicitation restriction shall not apply to generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such Company Employees, and (B) solicitation and hiring restriction shall not apply to any employee who is terminated by Purchaser or any of its Affiliates and that has not been so employed by Purchaser or its Affiliates for at least twelve (12) months following such termination (provided, that such twelve-month period shall not apply with respect to any such employee whose employment has been terminated by Purchaser or its Affiliates without cause), or (ii) solicit, or assist others in soliciting, any Person that is, or at any time within the twelve (12) months prior to Closing had been, a partner, supplier, vendor, third-party specialty finance company, intermediary, customer, contractor, subcontractor, licensor, licensee, broker or other business relation of any of the Companies or the Business in connection with any Competitive Activity or that diverts from, interferes, or takes away from the Business or the relationship of such Person with the Business.

(b)            During the Restricted Period, Purchaser shall not, and shall cause its controlled Affiliates (including, after the Closing, the Companies) not to, directly or indirectly, solicit or hire (or cause to be directly or indirectly solicited or hired) as an employee or engage as a consultant any employee of any Retained Entity to the extent set forth on Schedule 7.24(b); provided that the foregoing restriction shall not apply to (i) generalized searches by use of advertising or recruiting efforts (including the use of search firms) that are not specifically targeted at such employees; or (ii) soliciting or hiring any such employee who is no longer employed by a Retained Entity or any of its Affiliates and has not been so employed by a Retained Entity or its Affiliates for at least twelve (12) months (provided, that such twelve (12)-month period shall not apply with respect to any such employee whose employment has been terminated by a Retained Entity or its Affiliates without cause).

(c)            Without the prior written consent of Purchaser, during the Restricted Period, each of Parent and Seller shall not, and shall cause each of its controlled Affiliates to not, directly or indirectly, (i) engage in, or assist others in engaging in, any Competitive Activity in the Territory (whether through consultation, advisory services, representation on a board of directors or similar governing body or by any financial or other investment); (ii) have a financial or ownership interest in any Person that engages directly or indirectly in any Competitive Activity in the Territory in any capacity, including as a partner, stockholder, member, agent, trustee, financing source (other than in the ordinary course of business of Parent and Seller) investor, intermediary or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between any of the Companies, on the one hand, and any customer, borrower, Syndication counterparty, Third Party Serviced Contracts counterparty, supplier, licensee, licensor, client, vendor or distributor of the Business, on the other hand. Notwithstanding the foregoing, each of Parent, Seller and the Retained Entities may, directly or indirectly, acquire or own as a passive investment, securities or any indebtedness of any Person that is engaged in a Competitive Activity in the Territory if neither Parent, Seller nor any Retained Entity, directly or indirectly, beneficially or of record owns in the aggregate more than five percent (5%) of the outstanding securities or indebtedness of such Person. Nothing in this Section 7.24(c) shall prevent Parent, Seller or any Retained Entity from entering into one or more corporate acquisitions during the Restricted Period (including any merger, acquisition, stock purchase, or asset purchase) with one or more Persons that engage, directly or indirectly, in Competitive Activities (following each such corporate acquisition, taken together with Parent, Seller and its Affiliates, the “Combined Company”), so long as (x) such transaction involves the acquisition of all of the issued and outstanding equity of Parent in a merger or other similar transaction by a Third Party, or (y) following such acquisitions (including when taken in the aggregate with all prior acquisitions), (1) the gross book value of the assets of the Combined Company that are used in, or attributable to, any Competitive Activities does not, and would not, at any time, represent in the aggregate, greater than five percent (5%) of the total consolidated gross book value of the assets of the Combined Company, and (2) either (x) the operations of the Combined Company relating to the Competitive Activities are promptly discontinued, except to the extent involving Permitted Activities which would not be required to be discontinued, or (y) the portion of the Combined Company that engages in such Competitive Activity is sold to a Third Party within twelve (12) months of such acquisition (which such period shall be extended for up to an additional six (6) months to the extent reasonably necessary to obtain any required regulatory approvals or clearances in connection with such sale). Purchaser (A) acknowledges that Seller and the Retained Entities operate, and the Retained Business is comprised of, a business that is separate and distinct from the Business and (B) acknowledges and agrees that nothing in this Section 7.24(c) is intended to limit, and the restrictions set forth in this Section 7.24(c) shall have no effect on the ability of, Seller and the Retained Entities to continue making Loans and/or engage in ordinary course activities that are reasonably related to the origination, syndication or sale of such Loans. This Section 7.24(c) is not intended to restrict the activities of any stockholders or Affiliates of Seller (other than Parent, Seller and their respective Subsidiaries, including through their non-independent directors, officers and employees). “Competitive Activities” means the Business. “Permitted Activities” means activities of a Person that involve Competitive Activities solely to the extent that (i) the annual origination volume of such Person(s) (or its business) attributable to such Competitive Activities does not exceed $100,000,000, measured both (A) for the most recently completed twelve (12)-month period prior to such acquisition and (B) on a pro forma basis following such acquisition and (ii) the origination volume attributable to such Competitive Activities constitutes no more than 10% of the total origination volume of such Person(s) (or its business), whether taken individually or as part of the Combined Companies, as of the time of such acquisition. “Territory” means anywhere in the United States of America.

(d)            In the event of an actual breach or violation by Parent, Seller or any of their respective controlled Affiliates of a covenant in this Agreement, the applicable period under this Section 7.24 shall be tolled until such breach or violation has been duly cured. Each of Parent and Seller, on behalf of itself and its controlled Affiliates, agrees and acknowledges that the duration, scope and geographic area of the covenants described in this Section 7.24 are fair, reasonable and necessary in order to protect the Business’s goodwill and other legitimate interests of the Companies as those interests exist as of the date hereof and/or as of Closing.

Section 7.25            Resignations. Seller shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause to be delivered to Purchaser duly signed resignations, effective at the time of Closing, of all directors of the Companies as have been requested by Purchaser at least three (3) Business Days prior to the Closing Date.

Section 7.26            Use of Names. Except as otherwise expressly set forth in this Section 7.26, as soon as reasonably practicable following the Closing, but not later than thirty (30) days after the Closing Date, Seller and its Affiliates shall cease all use of and shall cause the Retained Entities to cease all use of the trademarks, service marks, trade dress, trade names, entity names, Internet domain names, and registrations and applications for registration thereof, together with all of the goodwill associated therewith, in each case that are used in the Business (collectively, the “Marks”), including the name “Navitas” or any trademarks or domain names that incorporate, are transliterations of, are variations of or stylized versions of, any Mark or any trademark or domain name that is confusingly similar in sound or appearance to any Mark. Seller acknowledges that a violation of this Section 7.26 may cause Purchaser and the Companies irreparable harm that may not be adequately compensated for by monetary damages. Seller therefore agrees that in the event of any actual or threatened violation of this Section 7.26, Purchaser shall be entitled, in addition to other remedies that it may have, to seek a temporary restraining order and to preliminary and final injunctive relief against Seller or such Affiliate of Seller or the Retained Entities to prevent any violations of this Section 7.26. Notwithstanding the foregoing, Seller and its Affiliates will be permitted to retain and use, to the extent reasonably necessary, internal records and other historical or archived documents containing or referencing the Marks and to make factually accurate historical references to the Business formerly being owned and operated by Seller and its Affiliates.

Section 7.27            Insurance.

(a)            From and following the date hereof, each of Parent and Seller shall, and shall cause their respective Affiliates to, keep insurance policies and programs (including property, general liability, workers’ compensation, umbrella, financial institutions bond crime, automobile liability, cyber liability, directors’ and officers’ liability policies, and such other insurance as is customary for businesses of a similar type and size as the Business) or self-insured retentions, in each case, as maintained for the benefit of, or accessible by, the Companies, the D&O Indemnified Parties and/or the Business that have been in place at any point within the twelve (12)-month period prior to Closing, covering their business, assets, Equipment Financings, D&O Indemnified Parties and current or former employees of the Business, as the case may be, for claims, acts, omissions, events, circumstances, occurrences or losses existing at, or occurring prior to, the Closing (together with suitable replacement coverages, the “Insurance Coverage”) on terms and limits no less favorable than those in effect during the twelve (12) months prior to the date of this Agreement, or shall procure suitable replacements therefor against losses and risks (and in such amounts) as would be reasonably prudent and customary for the Companies and the Business as existing during such period prior to Closing, in each case, which Parent and Seller shall maintain (or cause to be maintained) in full force and effect through the close of business on the Closing Date. At all times, including through the close of business on the Closing Date, Parent and Seller agree to, and to cause their respective Affiliates to, procure all necessary endorsements and otherwise take such actions as may be reasonably necessary not to voluntarily materially amend, relinquish or terminate policies or allow coverage to lapse for any policies providing Insurance Coverage if doing so would adversely affect the availability of such Insurance Coverage by any of the Companies, the Business or the D&O Indemnified Parties following Closing from what would be reasonably suitable, prudent and customary for the Companies and the Business as it existed as of Closing, and Parent and Seller agree to, and to cause their respective Affiliates to, not (i) take any action outside of the ordinary course of business that would impair the ability of the Companies to make claims (including reporting to the carrier of such Insurance Coverage to exclude the Companies, the Business or any D&O Indemnified Parties from coverage thereunder and/or eliminating such Insurance Coverage in its entirety), (ii) take any action that is reasonably expected to adversely affect the availability (including in respect of deductibles, retention, cap on coverage and similar limits) of such Insurance Coverage to the Companies the Business and/or the D&O Indemnified Parties in a manner disproportionate to that of the Retained Businesses, or (iii) administer such Insurance Coverages in relation to the Companies, the Business and/or the D&O Indemnified Parties in a manner that is disproportionate and adverse to how Parent, Seller and their respective Affiliates administer their insurance claims under the insurance policies of the Retained Entities (all such actions and restrictions in the foregoing, the “Maintenance Requirements”); provided that, nothing in this Section 7.27 shall limit Parent’s or Seller’s right to submit claims, recover coverage payments, and erode or exhaust the limits of liability under the Insurance Coverage for the benefit of Parent, Seller or any of their respective Affiliates.

(b)            From and after the Closing, Purchaser shall be responsible for procuring and maintaining insurance coverage for the Companies and the Business with respect to post-Closing periods. From and after the Closing Date, each of Parent and Seller shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to keep certain insurance policies and programs (including general liability, workers’ compensation, umbrella, financial institutions crime bond, automobile liability, cyber liability policies, and such other occurrence based insurance as is customary for businesses of a similar type and size as the Business) or self-insured retentions, in each case, accessible by, the Companies and/or the Business, covering their business, assets, Equipment Financings, and current or former employees of the Business, as the case may be, for claims, acts, omissions, events, circumstances, occurrences or losses existing at, or occurring prior to, the Closing (together with replacement coverages, the “Maintained Insurance Coverage”) (provided that neither Parent, Seller, nor any of their respective Affiliates, shall be required to renew the Maintained Insurance Coverage following expiration of currently applicable expiration periods so long as any replacement coverages continue to cover the Business in substantially the same manner as any original Maintained Insurance Coverage would cover the Business for pre-Closing Insurance Coverages) in the substantially the same manner as the Maintenance Requirements established by Section 7.27(a). With respect to the Maintained Insurance Coverage, and notwithstanding the Closing, Purchaser, each Company, and their respective Affiliates shall be entitled, solely to the extent available under the Maintained Insurance Coverage and subject in all respects to the terms, conditions, limitations, retentions and insurer determinations thereunder (in each case, after Seller using commercially reasonable efforts to mitigate any such conditions, limitations, and determinations), to assert claims and seek the benefit of the Maintained Insurance Coverage for losses arising from or relating to any Company or the Business for pre-Closing periods, including claims first made or reported after the Closing Date. Such rights shall include the right to submit claims, receive insurance proceeds, and participate in the defense and settlement of claims, in each case to the same extent as if the Company remained an Affiliate of Seller, subject to the terms of this Section 7.27. For the avoidance of doubt, (A) all such rights shall be subject to the terms and conditions of the applicable insurance policies and the decisions of the relevant insurers, including with respect to coverage determinations, defense, and settlement of claims, (B) nothing herein shall be deemed to expand the scope of the Maintained Insurance Coverage or create any right to coverage not otherwise available under the Maintained Insurance Coverage, and (C) Purchaser shall be responsible for satisfying any applicable then-current remaining deductibles, retentions or similar required amounts in connection with any such claims.

(c)            From and after the Closing, with respect to any claims, acts, omissions, events, circumstances, occurrences or losses existing at, or occurring prior to, the Closing (regardless of whether Parent, Seller or any Company becomes aware thereof prior to, or following, the Closing) for which any Maintained Insurance Coverage would be available, at Purchaser’s request, Seller shall, or shall cause any other applicable Affiliate to, file all claims for coverage thereunder (including claims submitted following the Closing by or on behalf of the Companies in respect of such periods) in the ordinary course of business in accordance with its standard risk management and claims procedures to the same extent as if the Companies remained Affiliates of Parent and/or Seller. Parent and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate with Purchaser and the Companies in connection with the pursuit, defense, settlement, and collection of any such claims, including by: (i) making available relevant policies and claims information, (ii) executing customary consent and authorizations, and (iii) to the extent permitted under the applicable Maintained Insurance Coverage and subject to the rights of the insurers thereunder, (A) reasonably consulting with Purchaser regarding the strategy, prosecution, defense and settlement of such claims and shall considering in good faith Purchaser’s views with respect thereto and (B) permit Purchaser to control the defense and settlement of such claims, subject to Seller’s reasonable consent if such settlement would materially and adversely affect Seller or its Affiliates outside of the Business. Following Closing, Parent and Seller shall use their reasonable best efforts to provide Purchaser with the benefit of the Maintained Insurance Coverage with respect to such claims to the extent losses are covered notwithstanding the consummation of the Transactions, and Seller agrees that all insurance proceeds relating to claims arising from or relating to the Companies or the Business for pre-Closing periods shall be for the benefit of the Purchaser or the Companies and shall promptly remit (or cause to be remitted) the proceeds received from making such claims to Purchaser or a designee thereof; provided, that (A) such recovery will be net of any deductibles or self-insured retention amounts, and collateral requirements applicable to, or necessary to, ensure coverage for the Business and/or the Companies, or other reasonable out-of-pocket costs and expenses incurred by Seller in connection with submitting any insured claims made after the Closing under the Maintained Insurance Coverage and (B) Parent and Seller shall have no obligation to Purchaser or any of the Companies hereunder to prioritize claims of the Companies over claims of Parent, Seller or any of their respective Affiliates.

(d)            From and after the Closing, the availability of Maintained Insurance Coverage with respect to any claim shall be subject in all respects to Seller’s or the applicable Retained Entity’s (as applicable) deductible, retention and similar limits and the terms, conditions, exclusions, and limitations of such Maintained Insurance Coverage; provided, however, that Seller represents that it has not taken any action to knowingly impair the availability of such Maintained Insurance Coverage for pre-Closing matters. To the extent that any such Maintained Insurance Coverage is provided through a captive insurer or self-insurance program of Parent, Seller or any Retained Entity, Parent and Seller shall cause such captive or program to respond to claims relating to pre-Closing periods as if the Companies remained participants thereunder.

(e)            In the event of any failure by any insurer to satisfy any claim (including to an insurer denying all or a portion of a claim, or determining that a claim does not erode or exhaust an applicable deductible or retention), Parent, Seller and their respective Affiliates shall have no liability or obligation to Purchaser pursuant to this Section 7.27, except for Parent’s, Seller’s or such Affiliates’ breach or violation of this Section 7.27.

(f)            Parent and Seller acknowledge and agree that Purchaser has relied on the accuracy of Section 4.24 (Insurance Policy) and Section 5.23 (Insurance Policy) in entering into this Agreement and, for Purchaser’s expectations of the scope and availability of the Insurance Coverage and the Maintained Insurance Coverage, as applicable, hereunder, on this Section 7.27. To the extent that after the Closing any party hereto reasonably requires any information regarding claim data, payroll or other information relating to any of the Companies in order to make filings with insurance carriers from another party hereto, such other party hereto shall reasonably promptly supply such information.

(g)            Following Closing, in any transaction in which there is a direct or indirect change of control of Parent, Seller, or any of their respective Affiliates, and solely in respect of any then-applicable Maintained Insurance Coverage on a claims made basis, Parent and Seller shall, and shall cause their respective Affiliates to, (i) use its commercially reasonable efforts to obtain run off Maintained Insurance Coverage for at least six (6) years following the effective date of such change of control that is reasonably suitable, prudent and customary to provide coverage against losses and risks (and in such amounts) for the Companies and the Business as it existed as of Closing or (ii) in the event run off Maintained Insurance Coverage cannot be obtained, or can only be obtained for a premium or pursuant to coverage terms in either case that Parent or Seller reasonably determines not to be acceptable, provide Purchaser with advance written notice as soon as reasonably practicable of such change of control, subject to any restrictions on such notice pursuant to applicable confidentiality obligations or other limitations and, in such case, shall reasonably cooperate with Purchaser in its efforts to obtain such run off Maintained Insurance Coverage. Seller shall promptly provide written notice to Purchaser (or a designee thereof) of any updates to the terms of the Maintained Insurance Coverage following the Closing to the extent such updates would affect the Companies’ or the Business’ coverage under such Maintained Insurance Coverage or any such Person’s ability to timely make claims thereunder.

Section 7.28            Wrong Pockets.

(a)            Subject to Section 7.28(c), Seller, on behalf of itself and its Affiliates, acknowledges and agrees that, no later than Closing, each of Parent and Seller shall, and shall cause their respective Affiliates to, take all steps reasonably necessary or advisable to ensure that, upon Closing (and, if applicable, pursuant to documentation reasonably acceptable to Purchaser and upon consultation with Purchaser), the Companies will, in the aggregate, (i) have sufficient personnel, and (ii) own, lease, license, or have the right to use (including in respect of Intellectual Property, directly or ancillary to a license or right of a Company), or have good and marketable title to (or a valid leasehold interest in or license to) all of the assets (whether tangible or intangible), Contracts, properties, rights, Intellectual Property (whether owned or licensed) and authorizations, which, together with the services set forth in Exhibit A of the Transition Services Agreement in respect of any Excluded Shared Assets, will be sufficient for Purchaser and the Companies to operate and conduct the Business immediately upon Closing in substantially the same manner as the Business and the Companies are conducted on the date hereof by Parent, Seller and their respective Affiliates (including the Companies).

(b)            Subject to Section 7.28(c), Seller, on behalf of itself and its Affiliates, acknowledges and agrees that, no later than five (5) Business Days prior to Closing, each of Parent and Seller shall, and shall cause their respective Affiliates to, take all steps to ensure that, upon Closing (and, if applicable, pursuant to documentation reasonably acceptable to Purchaser and upon consultation with Purchaser), all Excluded Assets, together with any Liabilities in respect thereto (which will, for purposes of clarity, be Excluded Liabilities), are assigned, transferred, conveyed, or caused to be assigned, transferred or conveyed, by the Finance Company to Seller (or a designated Affiliate thereof that does not include the Finance Company), and Seller (or such designated Affiliate) shall accept and assume such assignment, transfer, or conveyance, pursuant to documentation reasonably acceptable to Purchaser. During the Interim Period, the Finance Company and Seller will negotiate in good faith to enter into a servicing agreement (the “Navitas Servicing Agreement”) containing the terms set forth on Schedule 7.28(b)(i) (the “Service Terms”), in a form reasonably satisfactory to Purchaser and Seller. Prior to Closing, the Finance Company and Seller will use reasonable best efforts to (i) complete and perform the actions and obligations set forth on Schedule 7.28(b)(ii) and (ii) ensure that the assets contemplated to be serviced under the Navitas Servicing Agreement (or otherwise) will conform to the Service Terms (each of clauses (i) and (ii), the “Servicing Conditions”). In the event any of the Servicing Conditions are not met, regardless of whether or not Seller has satisfied its efforts or a Navitas Servicing Agreement is finalized by the parties, none of Purchaser nor any of its Affiliates (including the Finance Company following Closing) shall be required to service the specific Equipment Financing (including any Equipment Finance Contract or any Third Party Serviced Contract) that relates to the failure to satisfy the Servicing Conditions and any Losses that may arise in respect of servicing (or omission from servicing) any such Equipment Financing shall, from and after Closing, be deemed Excluded Liabilities for all purposes of this Agreement.

(c)            In the event any Non-Permitted Transfers exist, each of Parent and Seller shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to obtain any consents, waivers, approvals, orders and authorizations of Third Parties necessary to effect any Non-Permitted Transfers (collectively, the “Third-Party Approvals”) prior to the Closing, and Purchaser shall reasonably cooperate with Seller and its Affiliates in connection therewith. In addition, to the extent permitted by Law and any applicable Contract, in the event any Third-Party Approval related to any particular Contract, Intellectual Property or other asset or property has not been obtained by the Closing, Seller shall not be deemed in breach of this Section 7.28 solely as a result thereof, and at Purchaser’s request at any time (including following Closing), each of Parent and Seller shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing, subcontracting or other back-to-back arrangements) to provide to Purchaser and its Subsidiaries (including the Companies), to the extent legally permissible, the economic and, to the extent permitted under applicable Law and not prohibited by such Contract, Intellectual Property or other asset or property, operational equivalent of the transfer of such Contract, Intellectual Property or other asset or property to the Companies as of the Closing, and shall hold in trust for and pay to Purchaser or any Subsidiary of Purchaser, as designated by Purchaser, promptly upon receipt thereof, all income, proceeds and other monies received by Seller or its Affiliates with respect to such Contract, Intellectual Property or other asset or property, as applicable, to the extent related to such Contract, Intellectual Property or other asset or property in connection with the arrangements under this Section 7.28(c) until such time as the Third-Party Approval is obtained, but in no event longer than twelve (12) months after the Closing Date.

(d)            In furtherance of Section 7.28(a), in the event that at any time following the date hereof (including from and after Closing), Seller or the Retained Entities receive, or otherwise possess, any right, property or asset (whether tangible or intangible and including Intellectual Property) that should belong to Purchaser or the Companies pursuant to this Agreement (including cash or any Contracts, rights, assets or Intellectual Property required to fulfill the obligations of Seller and its Affiliates pursuant to Section 7.28(a)), Parent and Seller shall, and shall cause their respective Affiliates to, subject to applicable Law, promptly as reasonably practicable transfer, or cause to be transferred, such right, property or asset to Purchaser or the appropriate Company, as designated by Purchaser, for no additional consideration and net of Seller’s and the Retained Entities’ third-party out-of-pocket costs incurred to effectuate such transfer and pursuant to documentation reasonably acceptable to Purchaser (and to the extent such asset is cash, Seller shall provide a general explanation or description of such transfer). Prior to any such transfer, Parent and Seller shall, and shall cause each Retained Entity (as applicable) to, hold such asset in trust, to the extent legally permissible, for the benefit of Purchaser or the appropriate Company. In the event that at any time or from time to time after the Closing Date, Purchaser or any of its Affiliates, including the Companies, receives or otherwise possesses any property or asset that should belong to Seller or any of the Retained Entities pursuant to this Agreement (including cash or any Excluded Asset), Purchaser shall as promptly as reasonably practicable transfer, or cause to be transferred, such asset (including any Excluded Asset) to Seller or the appropriate Retained Entity, designated by Seller, for no consideration and net of Purchaser’s actual and documented out-of-pocket costs to effectuate such transfer, and to the extent such asset is cash, Purchaser shall provide a general explanation or description of such transfer. Prior to any such transfer, Purchaser shall hold such asset (or shall cause such asset to be held) in trust for the benefit of Seller.

(e)            Upon the terms and subject to the conditions set forth herein and in the Transaction Agreements, if, at any time following the Closing, Purchaser is purported to be responsible for any Excluded Liability, Purchaser shall, and shall cause its Affiliates to, reasonably promptly notify and assign, transfer, convey, or cause to be assigned, transferred or conveyed, such Excluded Liability to Seller or their respective Affiliates, as applicable, and Seller and their respective Affiliates, shall promptly accept and assume such assignment, transfer, or conveyance, pursuant to documentation reasonably acceptable to Purchaser and Seller.

(f)            The parties hereto agree that if an Action is commenced by a Third Party naming Purchaser (or any Affiliate of Purchaser) as defendants and with respect to which Purchaser (or an Affiliate of Purchaser) is a nominal defendant and such Action is in respect of a Liability that is not to be allocated to Purchaser or the Companies under this Agreement (including in respect of any Excluded Liabilities), then Seller shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser or its Affiliate in their reasonable efforts seek dismissal or removal from such Action, including providing such litigation support as reasonably requested by Purchaser in respect thereto. Seller shall bear the reasonable and documented out-of-pocket costs incurred by Purchaser to the extent arising from the efforts to address such claims attributable to Excluded Liabilities.

(g)            Each party hereto shall at all times from and after the Closing cooperate with each other party to set up procedures and notifications as are reasonably necessary or desirable to effectuate the transfers, conveyances, assignments and assumptions, in each case as contemplated by this Section 7.28(g).

(h)            Any transfer, conveyance or assumption of any of the assets, rights, properties or Liabilities under this Section 7.28 shall be effected without any additional consideration payable by any party hereto.

Section 7.29            Transition Services.

(a)            At the Closing, Seller and Finance Company shall enter into the Transition Services Agreement.

(b)            Commencing upon the date hereof, Seller and Purchaser shall, and shall cause their respective Affiliates to, subject to the terms and conditions therein, implement and perform the plans, tasks, activities, and obligations set forth in the governance plan attached hereto as Exhibit G (as may be amended from time to time, the “Governance Plan”). The parties hereto shall establish a committee with formal procedures for overseeing the Governance Plan, as such committee is to be comprised as set forth in the framework specified therein.

(c)            As soon as reasonably practicable following Closing, Seller and the Finance Company shall file or cause to be filed a UCC-3 termination statement with respect to the Existing Financing Statements set forth on Schedule 1.1(ii).

Article VIII
CONDITIONS TO CLOSING

Section 8.1            Conditions to Obligations of Purchaser and Seller. The respective obligations of Purchaser and Seller to effect the Transactions are subject to the satisfaction (or waiver, if permissible under applicable Law, by each of Purchaser and, if applicable, Seller), at or prior to the Closing, of each of the following conditions:

(a)            the filings of the parties pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof (including any agreements between the parties and any Governmental Entity not to close the Transactions before a specific date) shall have expired or been terminated; and

(b)            no Governmental Entity of competent jurisdiction and competent authority shall have enacted, issued, promulgated, enforced or entered into any statute, rule, regulation, judgment, decree, injunction or other Governmental Order (whether temporary, preliminary or permanent), in each case, that is in effect and prohibits or makes illegal the consummation of the Transactions.

Section 8.2            Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a)            Representations and Warranties.

(i)            each of the representations and warranties regarding Seller:

(A)            contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Title to the Company Shares), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.4(a)(i) (Transaction Violation of Law) and Section 3.4(a)(iii) (Transaction Violation of Organizational Documents), and Section 3.6 (Brokers and Finders) shall be true and correct in all but de minimis respects as the date of this Agreement and as of the Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time); and

(B)            contained in Article III (other than the representations and warranties referenced in clause (A) above) shall be true and correct (without giving effect to any qualifications or limitations as to materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the date of this Agreement and as of Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (B), where the failure of such representations or warranties to be true and correct does not, and is not reasonably expected to, have a Material Adverse Effect on Seller; and

(ii)            each of the representations and warranties of Parent set forth in Section 11.19(c)(i), (ii), (iii), (iv), (v)(A) and (v)(D) (Parent Guarantee) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time); and

(iii)            each of the representations and warranties regarding the Finance Company:

(A)          contained in Section 4.7(b) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement and as of Closing as though made as of the Closing;

(B)          contained in Section 4.1(a) (Organization and Good Standing), Section 4.2 (Capitalization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.4(a)(i) (Transaction Violation of Law), Section 4.4(a)(iii) (Transaction Violation of Organizational Documents) and Section 4.13 (Brokers and Finders) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time);

(C)          contained in Section 4.1(b) (Organizational Documents), Section 4.12(b) (Permits), Section 4.16 (Equipment Financing Portfolio), Section 4.20 (Sufficiency of Assets), Section 4.21 (Title to Assets), Section 4.22 (Affiliate Transactions) and Section 4.23 (CFIUS) shall be true and correct (without giving effect to any qualifications or limitations as to materiality, “Material Adverse Effect” or similar qualifications set forth therein) in all material respects as of the date of this Agreement and as of Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time); and

(D)          contained in Article IV (other than the representations and warranties referenced in clauses (A), (B) and (C) above) shall be true and correct (without giving effect to any qualifications or limitations as to materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the date of this Agreement and as of Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (D), where the failure of such representations or warranties to be true and correct, has not had, and would not reasonably be expected to have, a Material Adverse Effect; and

(iv)           each of the representations and warranties regarding the Reinsurance Company:

(A)          contained in Section 5.7(b) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement and as of Closing as though made as of the Closing;

(B)          contained in Section 5.1(a) (Organization and Good Standing), Section 5.2 (Capitalization), Section 5.3 (Authority; Execution and Delivery; Enforceability), Section 5.4(a)(i) (Transaction Violation of Law), Section 5.4(a)(iii) (Transaction Violation of Organizational Documents) and Section 5.13 (Brokers and Finders) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time);

(C)          contained in Section 5.1(b) (Organizational Documents), Section 5.17 (Sufficiency of Assets), Section 5.18 (Title to Assets) and Section 5.21 (Reinsurance Affiliate Transactions) shall be true and correct (without giving effect to any qualifications or limitations as to materiality, “Material Adverse Effect” or similar qualifications set forth therein) in all material respects as of the date of this Agreement and as of Closing as though made as of the Closing (except for any such representations and warranties that are made at or as of a specific date or time, which representations and warranties shall be so true and correct as of such specific date or time); and

(D)          contained in Article V (other than the representations and warranties referenced in clauses (A), (B) and (C) above) shall be true and correct (without giving effect to any qualifications or limitations as to materiality, “Material Adverse Effect” or similar qualifications set forth therein) as of the date of this Agreement and as of Closing as though made as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (D), where the failure of such representations or warranties to be true and correct, has not had, and would not reasonably be expected to have, a Material Adverse Effect; and

(b)            Parent and Seller shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by Parent or Seller at or prior to the Closing;

(c)            between the date hereof and the Closing Date, no Material Adverse Effect shall have occurred;

(d)            Purchaser shall have received a certificate of an executive officer of Seller and each of the applicable Companies to the effect that the conditions set forth in subsections (a), (b), and (c), of this Section 8.2 have been satisfied (the “Seller Certificate”);

(e)            Purchaser shall have received the items to be delivered pursuant to Section 2.5(b);

(f)            at least five (5) Business Days prior to the Closing Date, Seller shall deliver or cause to be delivered to Purchaser executed customary payoff letters indicating that, upon payment of the amount specified in such payoff letters, all outstanding obligations of the Companies arising under or related to the Paid-off Indebtedness shall be deemed repaid and extinguished in full and such Payoff Letter shall provide for automatic release, and authorization to file releases, terminations or financing statement terminations, as applicable, of any and all Encumbrances and other security interests in respect of such Indebtedness relating to the assets, properties or securities of the Companies, together with, where applicable, delivery of all customary financing statement terminations and other release documents in respect thereof (such payoff letters and other customary release documents, collectively, the “Payoff Letters”); provided that each Payoff Letter shall be in form and substance reasonably acceptable to Purchaser;

(g)            the Employment Agreements with the individuals set forth on Schedule 8.2(g) shall be in full force and effect and have not been amended, modified or supplemented in any material respect;

(h)            the Restructuring Transactions shall have been completed in accordance with the terms of this Agreement by Parent, Seller and each of the Companies, including in respect of the Transaction Steps, and Purchaser shall have received reasonable evidence of such completion;

(i)            no Burdensome Condition shall have been imposed and in effect or, if not currently in effect, Purchaser has not been advised or notified of the determination of a Governmental Entity to impose a restriction or requirement in the future, in connection with or as a result of the Transactions (including in connection with the grant of a Requisite Regulatory Approval), which upon compliance therewith would constitute a Burdensome Condition; and

(j)            all Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and, if applicable, any statutory waiting periods in respect thereof shall have expired or been terminated.

Section 8.3            Additional Conditions to Obligations of Seller. The obligations of Seller to effect the Transactions are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Seller in whole or in part in its sole discretion):

(a)            the representations and warranties of Purchaser contained in Article VI shall be true and correct (without giving effect to any materiality qualifications therein) as of the Closing (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be true and correct does not, and is not reasonably expected to, prevent, materially impair or materially delay the ability of Purchaser to consummate the Transactions contemplated by this Agreement or any of the other Transaction Agreements;

(b)            Purchaser shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing;

(c)            Seller shall have received a certificate of an executive officer of Purchaser to the effect that the conditions set forth in subsections (a) and (b) of this Section 8.3 have been satisfied (the “Purchaser Certificate”); and

(d)            Seller shall have received the items to be delivered pursuant to Section 2.5(a).

Article IX
TERMINATION

Section 9.1            Termination of Agreement. This Agreement may be terminated at any time prior to the Closing solely as follows:

(a)            by either Purchaser or Seller, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to the date that is six (6) months from the date of this Agreement (the “Outside Date”); provided, that, (i) if, as of such date, the conditions set forth in (A) Section 8.2(j) or (B) Section 8.1(b) (and, in the case of this clause (B), the applicable statute, rule, regulation, judgment, decree, injunction or other Governmental Order relates to, or is issued pursuant to a Law that pertains to, a Requisite Regulatory Approval), respectively, have not been satisfied as of the Outside Date, then, unless Purchaser shall have provided written notice to Seller prior to the original Outside Date electing to forego any extension, the Outside Date shall be further and automatically extended once for an additional three (3) months (becoming the date that is nine (9) months from the date of this Agreement) provided, further, however, that Purchaser’s and Seller’s right to terminate this Agreement under this Section 9.1(a) shall not be available, as applicable, to (i) Purchaser, if Purchaser’s failure to fulfill any covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (ii) Seller, if Parent’s or Seller’s failure to fulfill any covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(b)            by mutual written consent of Seller and Purchaser;

(c)            by Seller or Purchaser, if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity having competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall be in compliance with its obligations pursuant to Section 7.8 and Section 7.9 before asserting the right to terminate this Agreement under this Section 9.1(c);

(d)            by Purchaser if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Transactions or imposed any Burdensome Condition, by final, non-appealable action of such Governmental Entity, unless the failure to obtain a Requisite Regulatory Approval is primarily due to the failure of Purchaser to comply with the covenants and agreements of Purchaser set forth herein;

(e)            by Purchaser, if (x) any of Parent or Seller has breached, violated or failed to perform any of its covenants, agreements or obligations contained in this Agreement, or (y) there has been a breach or inaccuracy of any representation or warranty regarding any Company or Seller contained in this Agreement, in either case, such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (absent a waiver) if the Closing were to occur at such time, and such breach, inaccuracy, violation or failure to perform, (i) has not been waived by Purchaser, and (ii) (A) is not capable of being cured or (B) if capable of being cured, is not cured within the earlier of the date that is (1) thirty (30) calendar days after receipt by Seller of written notice of such violation, failure to perform, breach or inaccuracy from Purchaser and (2) two (2) Business Days prior to the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Purchaser at any time that Purchaser is in breach of any of its representations, warranties, covenants, agreements or obligations hereunder that would render any condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied, absent a waiver, if the Closing were to occur at such time;

(f)            by Seller, if (x) Purchaser has breached, violated or failed to perform any of its covenants, agreements or obligations contained in this Agreement, or (y) there has been a breach or inaccuracy of any representation or warranty of Purchaser contained in this Agreement, in either case, such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied (absent a waiver) if the Closing were to occur at such time, and such breach, inaccuracy, violation or failure to perform, (i) has not been waived by Seller, and (ii) (A) is not capable of being cured or (B) if capable of being cured, is not cured within the earlier of the date that is (1) thirty (30) calendar days after receipt by Purchaser of written notice of such violation, failure to perform, breach or inaccuracy from Seller and (2) two (2) Business Days prior to the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Seller at any time that any Company, Parent or Seller is in breach of any of its representations, warranties, covenants, agreements or obligations hereunder that would render any condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, absent a waiver, if the Closing were to occur at such time; or

(g)            by Seller, if, subject to the proviso in Section 2.4(a), (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or have been waived (in writing) by Purchaser, in each case, at the time the Closing is required to have occurred in accordance with Section 2.4(a); (ii) Seller has irrevocably confirmed by notice to Purchaser that all conditions set forth in Section 8.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that Seller is willing to waive any unsatisfied conditions in Section 8.3, and that each of Parent and Seller is ready, willing and able to consummate the Closing on the fifth (5th) Business Day immediately following such notice; (iii) the Closing shall not have been consummated on the fifth (5th) Business Day immediately following the delivery of such notice due solely to Purchaser’s failure to consummate the Closing; and (iv) each of Parent and Seller stood ready, willing and able to consummate the Closing during the entirety of such five (5)-Business Day period and Seller irrevocably confirmed such fact in writing to Purchaser on or prior to the end of such five (5)-Business Day period; provided, that, notwithstanding anything in Section 9.1(a) to the contrary, neither Seller nor Purchaser shall be permitted to terminate this Agreement pursuant to Section 9.1(a) during the five (5)-Business Day period following delivery of the notice referred to in clause (ii) above.

Section 9.2            Procedure Upon Termination. In the event of termination and abandonment by Seller or Purchaser, or both, pursuant to Section 9.1 (except Section 9.1(b)), written notice thereof shall be given to the other party or parties, and the Transactions shall be abandoned, without further action by any of Seller or Purchaser.

Section 9.3            Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 9.1 and the procedures in Section 9.2, then (a) this Agreement shall terminate and become void and have no further force or effect, (b) each of the parties shall be fully relieved and released of its duties and obligations arising under this Agreement, (c) such termination shall be without liability, damages or obligations to Seller and its Affiliates, on the one hand, or Purchaser and its Affiliates (and their respective Representatives), on the other hand, and (d) all of the transactions contemplated hereby shall be abandoned without further actions by the parties hereto; provided that, notwithstanding anything herein to the contrary, (i) no such termination shall relieve any party hereto from liability for losses, damages, or obligations arising from (A) Fraud prior to such termination, (B) solely in the case of Parent or Seller, any Willful Breach, or (C) solely in the case of Purchaser, the liabilities and obligations set forth in Section 9.4; and (ii) the provisions of Section 7.2 (Publicity), Section 7.3 (Confidentiality), this Article IX (Termination), and Article XI (Miscellaneous) (together with any relevant definitions which shall survive the termination hereof) shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms. For purposes of this Section 9.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. Nothing in this Article IX shall be deemed to impair the right of any party hereto to compel specific performance by any other party hereto of such other party’s obligations hereunder prior to the valid termination hereof in accordance with its terms.

Section 9.4            Termination Fee.

(a)            In the event that Seller terminates this Agreement pursuant to Section 9.1(f) (but only if the result of a Willful Breach) or Section 9.1(g), then Purchaser shall pay or cause to be paid to Seller a termination fee of $17,500,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds simultaneously with such termination so long as Seller has provided Purchaser with wire instructions for such payment (or, otherwise, within one (1) Business Day following receipt of such wire instructions), it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion. Seller and Purchaser acknowledge and agree that the Losses that would be incurred by Seller as a result of a termination specified in this Section 9.4(a) are difficult to estimate, and the Termination Fee represents a reasonable estimate of such Losses. If Purchaser fails reasonably promptly to pay the amount due in accordance with this Section 9.4(a), and, in order to obtain such payment, Seller commences an Action which results in a final and non-appealable judgment against Purchaser for the Termination Fee, Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs and expenses actually incurred by Seller (including reasonable and documented out-of-pocket attorneys’ fees and expenses) in connection with such Action, together with interest at a rate per annum equal to the “prime rate” as published in The Wall Street Journal on the date on which such payment was required to be made through the date that such payment was received.

(b)            Notwithstanding anything to the contrary set forth in this Agreement, each of the parties expressly acknowledges and agrees that, in the event the Agreement is terminated, Seller’s right to receive the Termination Fee, if and when payable, shall be the sole and exclusive monetary damages remedy (whether in Contract or in tort, in Law or in equity, or granted by statute or otherwise) of Seller or any of its Affiliates against Purchaser, any Purchaser Related Party or the Debt Financing Sources for any and all Liabilities in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the transactions contemplated hereby and thereby, the Commitment Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the Transactions or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Commitment Letters or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith.

(c)            Upon the termination of this Agreement, (i) none of the Purchaser Related Parties or the Debt Financing Sources shall have any Liability or obligation to Seller or its Affiliates in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the transactions contemplated hereby and thereby, the Commitment Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Commitment Letters or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith and (ii) Seller or any of its Affiliates shall not seek to recover any monetary damages or seek any other remedy (whether by or through attempted piercing of the corporate veil and whether in Contract or in tort, in Law or in equity, or granted by statute or otherwise) against the Purchaser Related Parties or the Debt Financing Sources in respect of, relating to or arising out of this Agreement (or the abandonment or termination thereof for any reason or for no reason), the Transaction Agreements, the transactions contemplated hereby and thereby, the Commitment Letters, the Limited Guarantee (or the abandonment or termination thereof for any reason or for no reason) or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, the Commitment Letters or the Limited Guarantee or any oral representation made or alleged to be made in connection herewith or therewith, in each case, other than payment of the Termination Fee, if due, by Purchaser to Seller pursuant to this Section 9.4. For the avoidance of doubt, Seller may pursue a grant of specific performance or other equitable remedies to the extent permitted by Section 11.12 and, if Seller does not bring such Action or if a court of competent jurisdiction does not grant Seller with specific performance or equitable relief in a final order, judgment, injunction or decree, Seller may seek to terminate this Agreement and pursue the payment of the Termination Fee pursuant to this Section 9.4; provided, that under no circumstances shall Seller (or any other Person) be permitted or entitled to (A) terminate this Agreement while pursuing specific performance or other equitable relief or (B) otherwise receive both a grant of specific performance of the consummation of the Closing pursuant to Section 11.12 and the payment of the Termination Fee pursuant to this Section 9.4 in connection with this Agreement or any termination of this Agreement. This Section 9.4 as it relates to the Debt Financing Sources shall survive the consummation of the transactions contemplated hereby.

Article X
ADDITIONAL AGREEMENTS

Section 10.1            Survival of Representations and Warranties and Pre-Closing Covenants. The parties hereto, intending to modify or waive any applicable statute of limitations, agree that the representations, warranties and covenants set forth in this Agreement shall not survive the Closing and will terminate effective immediately as of such Closing, except the following representations, warranties and covenants set forth in this Agreement shall survive and not terminate as follows:

(a)            the representations and warranties set forth in Section 3.1 (Organization and Good Standing); Section 3.2 (Title to Company Shares); Section 3.3 (Authority; Execution and Delivery; Enforceability); Section 3.4(a)(i) (Transaction Violation of Law); Section 3.4(a)(iii) (Transaction Violation of Organizational Documents); Section 3.6 (Brokers and Finders); Section 4.1 (Organization and Good Standing); Section 4.2 (Capitalization); Section 4.3 (Authority; Execution and Delivery; Enforceability); Section 4.4(a)(i) (Transaction Violation of Law) and Section 4.4(a)(iii) (Transaction Violation of Organizational Documents); Section 4.12(b) (Permits); Section 4.13 (Brokers and Finders); Section 5.1 (Organization and Good Standing); Section 5.2 (Capitalization); Section 5.3 (Authority; Execution and Delivery; Enforceability); Section 5.4(a)(i) (Transaction Violation of Law); Section 5.4(a)(iii) (Transaction Violation of Organizational Documents); Section 5.13 (Brokers and Finders); and Section 11.19(c)(i), (ii), (iii), (iv), (v)(A) and (v)(D) (Parent Guarantee) (collectively, the “Seller Fundamental Representations”), in each case, shall survive for three (3) years following the Closing Date;

(b)            the representations and warranties set forth in Section 6.1 (Organization and Good Standing), Section 6.2 (Authority; Execution and Delivery; Enforceability); Section 6.3(a)(i) and (iii) (No Conflicts; Consents); and Section 6.7 (Brokers and Finders) (collectively, the “Purchaser Fundamental Representations”), in each case, shall survive for six (6) years following the Closing Date;

(c)            the covenants set forth in Section 7.12 shall survive for six (6) years following the Closing Date; and

(d)            all covenants and other agreements set forth in this Agreement to the extent that they are contemplated to be performed after the Closing shall survive until performance thereof has been completed or otherwise for the period expressly contemplated by their respective terms (and in the absence of any specified time period, for the maximum duration permitted by Law (including 10 Del. C. 8106(c))).

(e)            For purposes of clarity, except in the case of claims for Fraud, the survival period set forth in this Section 10.1 establishes the time period during which any claim for indemnification pursuant to this Article X in respect of a breach of or misrepresentation or inaccuracy in a representation, warranty, covenant or other agreement must be validly made and delivered in accordance with this Article X and Section 11.4 prior to the expiration of the applicable survival period specified in this Section 10.1; provided, however, any claim for indemnification in respect of such representation, warranty, covenant or other agreement that is so made and delivered in accordance with this Article X and Section 11.4 prior to the expiration of the applicable period shall continue to survive the expiration of the applicable survival period for purposes of resolving such claim, until such time as such claim is fully and finally resolved. Except for the representations, warranties, covenants or other agreements set forth in any of Sections 10.1(a), 10.1(b), 10.1(c) or 10.1(d), and other than in the case of Fraud, none of the representations, warranties, covenants or other agreements of Purchaser, the Companies, and Seller in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing for any purpose and no claims for breach of any representation, warranty, covenant or other agreement (whether in contract, tort or law) may be made after the Closing with respect to any such representations, warranties, covenants or other agreements. Notwithstanding anything to the contrary in this Agreement (including this Article X), there shall be no limitation on a claim for Fraud.

Section 10.2           Purchaser Acknowledgment.

(a)            Except for the representations and warranties contained in Article III (as modified by the Seller Disclosure Schedule), Article IV (as modified by the Finance Company Disclosure Schedule), Article V (as modified by the Reinsurance Company Disclosure Schedule) and Section 11.19(c) or in the Seller Certificate or any certificate delivered by any Company pursuant to this Agreement, and subject to compliance of Parent and Seller with its respective covenants, obligations and other agreements set forth in this Agreement, Purchaser is acquiring the Business “as is, where is”.

(b)            Except for the representations and warranties expressly set forth in Article III, Article IV, Article V (as modified by any of the Seller Disclosure Schedule, the Finance Company Disclosure Schedule, or the Reinsurance Company Disclosure Schedule, as applicable, in accordance with this Agreement) or in Section 11.19(c) (Parent Guarantee) or the Seller Certificate or any certificate delivered by any Company pursuant to this Agreement: (i) it is understood and Purchaser acknowledges that any cost estimates, projections, forecasts or other predictions provided to Purchaser are not and shall not be deemed to be or to include representations and warranties of Seller, the Companies, or its Affiliates or other Representatives or any other Person, and Purchaser acknowledges and agrees, on its own behalf and on behalf of its Affiliates, that (A) such projections or forecasts are being provided solely for the convenience of Purchaser to facilitate its own independent investigation of the Companies, (B) there are uncertainties inherent in attempting to make such projections or forecasts, (C) Purchaser may be familiar with such uncertainties and (D) Purchaser has made its own evaluation of the adequacy and accuracy of all projections or forecasts (including the reasonableness of the underlying assumptions); and (ii) Purchaser acknowledges and agrees, in each case on behalf of itself and its Affiliates and other Representatives, that it has conducted its own independent investigation of the condition, operations and businesses of the Companies and, in making its determination to proceed with the Share Purchase, Purchaser has evaluated such documents and information as it has deemed necessary and has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article III, Article IV, Article V (each as modified by either the Seller Disclosure Schedule, the Reinsurance Company Disclosure Schedule, or the Finance Company Disclosure Schedule, as applicable, in accordance with this Agreement) or in Section 11.19(c) (Parent Guarantee) or the Seller Certificate and compliance of Parent and Seller with its respective covenants, obligations and other agreements set forth in this Agreement.

Section 10.3           Legal Waiver.

(a)            From and effective after the Closing, other than in connection with breaches or inaccuracies of the Seller Fundamental Representations, and without limiting any claim for Fraud, Purchaser’s sole recourse for any breach or inaccuracy of any representation or warranty contained in this Agreement will be the R&W Policy. Except for Purchaser Non-Released Claims, from and effective after the Closing, Purchaser shall not, and shall cause its controlled Affiliates (including the Companies), and shall use commercially reasonable efforts to cause their respective directors, managers, members, partners, shareholders, optionholders, officers and employees (collectively, the “Purchaser Parties”) to not, file any claim it may have against Seller, any of Seller’s Affiliates, Seller’s or Seller’s Affiliates’ respective past, present or future equityholders, members, general or limited partners, shareholders, investors, managers, directors, officers, controlling persons, employees, agents, trustees and their respective representatives, predecessors, heirs, successors and assigns (each, a “Seller Related Party,” and, collectively, the “Seller Related Parties”), solely to the extent relating to the operation of the Companies or their respective businesses or relating to the subject matter of this Agreement, in each case, which arose or occurred prior to the Closing. In furtherance of the foregoing and except with respect to the Purchaser Non-Released Claims, from and after Closing, Purchaser, for itself and (to the extent not legally prohibited) for the Purchaser Related Parties, hereby expressly irrevocably waives, from and effective after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Seller or any Seller Related Party relating to the operation of the Companies or their respective businesses or relating to the subject matter of this Agreement, in each case, which arose or occurred prior to the Closing.

(b)            Except for rights, obligations, and claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to, (i) this Agreement, any other Transaction Agreement or any of the provisions set forth herein or therein, (ii) indemnification, exculpation or advancement of expenses to which Seller or its Affiliates may be entitled as a result of such Person’s interest in or service as a manager, director, officer, employee, advisor, consultant or other representative of the Companies (excluding any claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to a Purchaser Non-Released Claim), and/or (iii) involving a claim for Fraud against Purchaser (clauses (i) through (iii) are collectively referred to as the “Seller Non-Released Claims”), from and effective after the Closing, each of Parent and Seller shall not, and shall cause its respective controlled Affiliates, and its and their respective Seller Related Parties to not, file any claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that such Person may have against Purchaser or any Purchaser Related Party, to the extent relating to the operation of the Companies or their respective businesses or relating to the subject matter of this Agreement. In furtherance of the foregoing and except with respect to the Seller Non-Released Claims, from and after Closing, each of Parent and Seller, for itself and (to the extent not legally prohibited) for the Seller Related Parties, hereby expressly waives, from and effective after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Purchaser or any Purchaser Related Party relating to the operation of the Companies or their respective businesses or relating to the subject matter of this Agreement, in each case, which arose or occurred prior to Closing (whether arising under, or based upon, any Law (including common law) or otherwise (including any right, whether arising at Law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law)).

Section 10.4           Indemnification Obligations.

(a)            Indemnification by Seller. From and after Closing, Seller shall indemnify, defend, save, hold and keep harmless Purchaser, the Companies, each of their respective current and future affiliates, and each of their respective current and future officers, directors, managers, employees, agents, representatives, stockholders, equity holders, partners, lenders, successors and permitted assigns (each a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”; provided, that, for purposes of clarity, neither Seller nor any Person serving in the capacity as a Seller Related Party following Closing is to be deemed a Purchaser Indemnified Party) from and against, and shall pay on behalf of or reimburse such Purchaser Indemnified Parties as and when incurred for, any and all Losses (including any Losses that relate to such first-party Action or Third Party Claim) that any such Purchaser Indemnified Party directly or indirectly suffers or sustains, or otherwise directly or indirectly becomes subject to, as a result of, in connection with, relating or incidental to, or by virtue of:

(i)            any inaccuracy or breach of any representation and warranty set forth in any Seller Fundamental Representation, as of the date of this Agreement or as of the Closing Date (as such breach or inaccuracy is determined without any qualification or exception therein referring to the terms “material”, “materiality”, “in all material respects” or “Material Adverse Effect”, which shall be disregarded);

(ii)           any nonfulfillment or breach of any covenant, or agreement by Parent and/or Seller under this Agreement;

(iii)          any Indebtedness or Transaction Expenses to the extent not included in the final calculation of the Purchase Price as finally determined in accordance with Section 2.3 of this Agreement;

(iv)          Section 280G of the Code and the regulations promulgated thereunder, including the disallowance of any Tax deductions otherwise available to the Companies and the amount of any excise tax imposed upon any “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder);

(v)           the matters described on Schedule 10.4(a)(v);

(vi)          any Taxes imposed on or with respect to any consolidated, combined, affiliated or unitary group of which any Company (or any predecessor thereof) was a member on or prior to the Closing Date, including any such liability arising under Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law) by reason of any Company having been a member of such group for any taxable period (or portion thereof) ending on or before the Closing Date;

(vii)         any Excluded Liability; or

(viii)        any Fraud by, or on behalf of, Parent, Seller or the Companies.

(b)            Indemnification by Purchaser. From and after Closing, Purchaser shall indemnify, defend, save and keep harmless Seller, its controlled Affiliates, and each of their respective officers, directors, managers, employees, stockholders, agents, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against, and shall pay on behalf of or reimburse such Seller Indemnified Parties as and when incurred for, any and all Losses (including such Losses that relate to any such first-party Action or Third Party Claim) that any such Seller Indemnified Party directly or indirectly suffers, sustains or directly or indirectly becomes subject to, as the result of, in connection with, relating or incidental to, or by virtue of:

(i)            any inaccuracy or breach of the representations and warranties set forth in any Purchaser Fundamental Representation, as of the date of this Agreement or as of the Closing Date; and/or

(ii)            any nonfulfillment or breach of any covenant or agreement by Purchaser or, solely to the extent occurring after the Closing, the Companies under this Agreement.

(c)            Characterization of Indemnification Payment. If an Indemnified Party’s claim under this Article X may be properly characterized in multiple ways in accordance with this Article X such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article X.

(d)            Limitation on Indemnification Obligations.

(i)            Except for claims based on Fraud, the aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 10.4(a)(i) shall not exceed an amount equal to the Purchase Price (net of any actual recovery under the R&W Policy solely to the extent such recovery pertains to such claim under Section 10.4(a)(i)).

(ii)            Except for claims based on Fraud, Seller shall not be liable to Purchaser Indemnified Parties for indemnification under Section 10.4(a)(i) and Section 10.4(a)(iv)  unless and until the aggregate amount of all Losses in respect of indemnification under Section 10.4(a)(i) and Section 10.4(a)(iv) exceeds $530,000 (the “Basket”), after which point such Basket is exceeded, the Purchaser Indemnified Parties shall, subject to the order of indemnity recourse set forth in Section 10.4(e), be entitled to recover only such Losses in excess of the Basket.

(e)            Order of Indemnity Recourse. Subject to the applicable limitations on liability in this Article X, and except in respect of claims based on Fraud, any indemnifiable Losses arising out of or under Section 10.4(a)(i) shall be recoverable by the applicable Purchaser Indemnified Party, after the retention under the R&W Policy is exceeded, (i) first, if the R&W Policy covers such Loss and coverage thereunder is available, from the insurer under the R&W Policy, and (ii) second, if (and to the extent) recoveries and amounts available to be claimed under the R&W Policy have been exhausted, or recovery under the R&W Policy is otherwise not available, then directly from Seller (subject to the limitations described in Section 10.4(d) (if applicable)).

(f)            Certain Procedures. The party making a claim under this Section 10.4 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Section 10.4 is referred to as the “Indemnifying Party”.

(i)            Direct Claims and Third Party Claims. Any Action by an Indemnified Party on account of a Loss that does not result from a Third Party Claim (such non-Third Party Claim, a “Direct Claim”) may be asserted by the Indemnified Party by giving the Indemnifying Party reasonably prompt written notice thereof (but, to the extent applicable, in any event, such Indemnified Party shall use commercially reasonable efforts to provide such notice no later than thirty (30) days of Knowledge of Purchaser (in respect of a claim brought against a Purchaser Indemnified Party) or Knowledge of Seller (in respect of a claim brought against a Seller Indemnified Party), as applicable, that the facts or circumstances underlying such claim would give rise to a viable Direct Claim); provided, however, that the failure to give such prompt written notice shall not impair the right of the Indemnified Party to bring a claim or to assert, pursue, or recover Losses (including damages) with respect to such Direct Claim or otherwise enforce its rights hereunder or otherwise relieve the Indemnifying Party of its indemnification obligations, except to the extent (and solely to such extent) that the Indemnifying Party is actually and materially prejudiced thereby¸ with the burden of proving such actual and material prejudice being on the applicable Indemnifying Party. If any third party provides written notice to the Indemnified Party with respect to any matter which may give rise to a claim for indemnification (a “Third Party Claim”) against the Indemnifying Party under this Section 10.4, then the Indemnified Party shall notify the Indemnifying Party reasonably promptly thereof in writing (but, to the extent applicable, in any event, such Indemnified Party shall use commercially reasonable efforts to provide such notice no later than thirty (30) days of Knowledge of Purchaser (in respect of a claim brought against a Purchaser Indemnified Party) or Knowledge of Seller (in respect of a claim brought against a Seller Indemnified Party), as applicable, that the facts or circumstances underlying such claim would give rise to a viable Third Party Claim); provided that the Indemnified Party’s failure to give such notice within such thirty (30)-day period, or, if applicable, to promptly thereafter provide all material updates and correspondence, shall not relieve the Indemnifying Party from any obligation hereunder except to the extent that the defense, settlement or resolution of such claim by the Indemnifying Party is actually and materially prejudiced thereby, with the burden of proving such actual and material prejudice being on the applicable Indemnifying Party. All notices given pursuant to this Section 10.4(f)(i) in respect of a Third Party Claim shall describe with reasonable specificity the Indemnified Party’s perspective as to the nature of the claim, the liability asserted in such Third Party Claim (to the extent then actually known) and the basis of the Indemnified Party’s claim for indemnification and copies of any written demand upon which asserted liability is based (if any). The Indemnified Party shall promptly (and in any event within five (5) Business Days) deliver to the Indemnifying Party copies of all material notices, pleadings, correspondence and other documents received or sent in connection with such Third Party Claim, if applicable.

(ii)            Following receipt of notice in accordance with Section 10.4(f)(i) (other than a notice of a Third Party Claim against the Indemnified Party, in which case Section 10.4(f)(iii) below shall apply), the Indemnifying Party shall have thirty (30) days from the date it receives such notice (the “Dispute Period”) to reasonably investigate the claim. If the Indemnifying Party disagrees in good faith with the validity or amount of all or a portion of such claim made by the Indemnified Party, the Indemnifying Party shall deliver to the Indemnified Party written notice thereof providing the details of the basis of why such claim is being disputed (the “Dispute Notice”) prior to the expiration of the Dispute Period. If no qualifying Dispute Notice is received by the Indemnified Party within the Dispute Period, then such claim shall be conclusively determined in the Indemnified Party’s favor for all purposes under this Agreement, and the Indemnified Party shall be indemnified for the amount of indemnifiable Losses stated in the claim notice. If a Dispute Notice is received by the Indemnified Party within the Dispute Period and the Indemnified Party and the Indemnifying Party do not agree to the validity and/or amount of such disputed claim, no payment shall be made with respect to the portion of such dispute claim until such disputed claim is resolved in accordance with the terms of this Agreement, whether by adjudication of such matter, agreement between the Indemnified Party and the Indemnifying Party, or otherwise; for avoidance of doubt, payment shall be made, however, with respect to any portion of such claim that is not disputed.

(iii)            Within thirty (30) days following the Indemnified Party giving notice of a Third Party Claim to the Indemnifying Party pursuant to Section 10.4(f)(i), the Indemnifying Party shall be entitled to notify in writing the Indemnified Party of the Indemnifying Party’s election to assume control of the defense of such Third Party Claim and to select counsel of its choice at the Indemnifying Party’s sole cost and expense; provided, that the Indemnifying Party fully acknowledges and agrees in writing to its indemnification obligations to the Indemnified Party with respect to such Third Party Claim and promptly reimburses or agrees to reimburse the Indemnified Party for its reasonable and documented costs and expenses incurred up to such assumption of control. In such case, the Indemnified Party may participate in the defense of such Third Party Claim; provided, however, that following the Indemnifying Party’s assumption of the defense of such Third Party Claim, all legal or other expenses subsequently incurred by the Indemnified Party shall be borne by the Indemnified Party unless the Indemnified Party has been advised in writing by outside counsel of nationally recognized standing that there are one or more legal or equitable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party and, in the reasonable advice of such counsel to the Indemnified Party, counsel for the Indemnifying Party should not represent the interests of the Indemnified Party because such interests are in conflict with those of the Indemnifying Party under the rules of professional conduct and cannot be waived, in which case the Indemnified Party shall be indemnified for the reasonable and documented fees and expenses of a single law firm (and local counsel) to the Indemnified Party.

(iv)            If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not settle or consent to judgment with respect to such Third Party Claim without the written consent of each of (A) the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), or (B) the insurer under the R&W Policy if a settlement or consent to judgment is in respect of a Third Party Claim where coverage is available under the R&W Policy and the consent of the insurer under the R&W Policy is required to be obtained in connection with such settlement or consent to judgment under the R&W Policy’s terms and conditions; provided, however, if a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations relating to such Third Party Claim, including any allegations or claims that could have been brought, and the Indemnifying Party desires to accept and agree to such offer, and Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of written notice of such settlement offer, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer.

(v)            Notwithstanding anything to the contrary herein, without Purchaser’s prior written consent, the Indemnifying Party shall (A) not be entitled to assume the administration and defense of any Third Party Claim, (B) not enter into the settlement of a Third Party Claim, and (C) pay the reasonable fees and expenses of counsel retained by the Indemnified Party, upon the occurrence of any of the following circumstances: (1) if such Third Party Claim involves any Governmental Entity or former shareholder (excluding Seller), client, customer, vendor, channel partner, supplier, or other key business partner, in each case, of any Company, (2) if the Indemnifying Party has failed to assume the defense of such Third Party Claim within thirty (30) days of the Indemnified Party’s delivery of written notice of such Third Party Claim to the Indemnifying Party, (3) if such Third Party Claim involves criminal or quasi-criminal allegations, (4) if such Third Party Claim includes a claim for injunctive relief or specific performance reasonably likely to materially and adversely impact Purchaser, any Company or any of their respective Affiliates, (5) the Third Party Claim, if adversely determined, would impair in any material respect the financial condition, business, or operations of Purchaser, the Companies or any of their respective Affiliates, or (6) the Indemnified Party is seeking recovery under, or a reduction in the retention under, the R&W Policy or any other insurance policy in respect of such claim. If an Indemnified Party is entitled to indemnification against a Third Party Claim, and the Indemnifying Party fails to accept a tender of the defense of a Third Party Claim pursuant to this Section 10.4(f) or otherwise is not granted the right by this Section 10.4(f) to assume the administration and defense of a Third Party Claim, the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in a commercially reasonable manner, to contest, defend and litigate such Third Party Claim, and may settle such Third Party Claim, either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable; provided that, without limiting the Indemnifying Party’s obligations under this Agreement and the rights to indemnification of any Indemnified Party under this Agreement, the Indemnified Party uses commercially reasonable efforts to (x) notify the Indemnifying Party of the Indemnified Party’s intention to settle such claim subject to any confidentiality obligations of the Indemnified Party in relation to such settlement and (y) not admit to any public acknowledgement of fault or wrongdoing of the Indemnifying Party without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed, and shall in no event impair the ability to enter into such settlement (with the parties acting reasonably)). If, pursuant to the preceding sentence, the Indemnified Party so contests, defends, litigates or settles a Third Party Claim, the Indemnifying Party shall advance or reimburse the Indemnified Party for all reasonable attorneys’ fees and other documented expenses incurred from time to time by the Indemnified Party in connection with contesting, defending, litigating or settling such Third Party Claim, promptly following the presentation to the Indemnifying Party of itemized bills for such attorneys’ fees and other expenses. The Indemnified Party shall repay to the Indemnifying Party any amounts so advanced or reimbursed to the extent it is finally determined that the Indemnified Party was not entitled to indemnification hereunder.

(vi)          The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to render to each other such assistance as may reasonably be required of each other in order to enable the proper and adequate defense of any Third Party Claim. To the extent that the Indemnified Party or the Indemnifying Party does not participate in the defense of a particular Third Party Claim, the party so proceeding with such Third Party Claim shall keep the other party reasonably informed of all material developments and events relating to such Third Party Claim. No Indemnified Party shall settle or consent to judgment with respect to any Third Party Claim to the extent made under Section 10.4(a)(i) without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(vii)         Once a Loss (or a portion thereof) is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Agreement, the Indemnifying Party shall satisfy its obligations with respect to such Loss (or such portion thereof) within thirty (30) calendar days of such agreement or final adjudication by wire transfer of immediately available funds to the account designated by the Indemnified Party or such other applicable Person.

(g)            Determination of Loss Amount and Indemnification Obligations.

(i)            Purchaser agrees to use its reasonable best efforts to seek recovery available under the R&W Policy for any Loss covered under the R&W Policy, including, but not limited to, contesting potentially wrongful denial of claims, which efforts shall not include initiating Action to recover under the R&W Policy. The amount of any Loss incurred or sustained by an Indemnified Party and subject to indemnification under Section 10.4(a)(i) shall be calculated net of any insurance proceeds (after taking into account any Insurance Costs (as defined below)), indemnity payments, settlements or other similar recoveries actually received by the Indemnified Party from any third party with respect to such Loss (except for any payments received under the R&W Policy with respect to such Loss). In the event the Indemnified Party actually receives any insurance proceeds, after the applicable indemnification payment is made by the Indemnifying Party to it with respect to such Loss (except for any payments received under the R&W Policy with respect to such Loss provided that such payments received do not reflect a double recovery for the same Losses), then the Indemnified Party shall promptly pay to the Indemnifying Party the amount (the “Indemnification Excess Amount”) by which (A) such recovery (in each case, net of costs and expenses of enforcement and collection, deductibles and retro-premium adjustments, if applicable (collectively, the “Insurance Costs”)) plus the aggregate amount paid by the Indemnifying Party to the Indemnified Party with respect to such Loss exceeds (B) the aggregate amount of such Loss of the Indemnified Party (determined without giving effect to the reduction provisions of the preceding sentence); provided that, in no event shall such Indemnification Excess Amount exceed the indemnification amount previously so paid by the Indemnifying Party to the Indemnified Party in respect of the applicable indemnified Losses.

(ii)            Each Indemnified Party shall, and shall cause its applicable controlled Affiliates to, use commercially reasonable efforts to mitigate any Loss upon the Knowledge of Purchaser (in the case of a Purchaser Indemnified Party) or Knowledge of Seller (in the case of a Seller Indemnified Party), as applicable, of any event or circumstance that would be reasonably expected to give rise to indemnification obligations under Section 10.4(a)(i) or Section 10.4(b)(i), as applicable.

(h)            Exclusive Remedy. Except for equitable remedies to the extent available, from and after the Closing, the rights and obligations set forth in this Section 10.4 shall be the sole and exclusive monetary remedy of the Indemnified Parties arising under, or resulting from, this Agreement and the transactions contemplated hereunder, regardless of the legal theory under which such remedies may be sought to be imposed, whether sounding in contract or tort, whether in law or in equity, or otherwise, and, in furtherance thereof (but not in limitation of any exception or qualification set forth in this Section 10.4(h)), (i) no party hereto shall otherwise be liable or responsible in any manner whatsoever to any other party for a breach of this Agreement or in connection with any of the transactions contemplated hereunder and (ii) each party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action for any breach of any representation or warranty or any covenants and agreements that by their terms do not apply, or are not to be performed, in whole or in part, at or after the Closing; provided, that nothing in this Article X (including this Section 10.4(h)), shall in any way limit, modify or otherwise restrict any rights, obligations, claims or causes of action (whether in contract or tort, in law or in equity, or granted by statute or otherwise) that may be based upon, arise out of or relate to any other Transaction Agreement, the R&W Policy, Section 2.3, any claims for indemnification pursuant to this Section 10.4, and/or for claims based on Fraud.

(i)            Limitations on Certain Damages. Seller shall not be liable under this Section 10.4 for any Losses that constitute punitive damages, except to the extent that such Losses are awarded by a judgment or order against or part of a settlement involving an Indemnified Party pursuant to a Third Party Claim. For the avoidance of doubt, solely to the extent necessary to avoid double recovery, no Indemnified Party shall be entitled to any duplicate indemnification payment actually received by the Indemnified Party more than once with respect to the same loss where the same set of facts qualifies under more than one provision entitling an Indemnified Party to a claim or remedy under this Agreement.

(j)            Knowledge. An Indemnified Party’s rights contained in this Section 10.4 are part of the basis of the bargain contemplated by this Agreement, and such rights and remedies that may be exercised by an Indemnified Party under this Section 10.4 are not to be waived, limited or otherwise affected (i) by or as a result of (and such Indemnified Party will be deemed to have relied upon such matters notwithstanding) any alleged or actual knowledge on the part of any Indemnified Party or any of their Representatives (regardless of whether obtained through any investigation by any Indemnified Party or any Representative of any Indemnified Party or through disclosure by Parent, Seller or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or (ii) by reason of any alleged or actual fact that an Indemnified Party or any of its Representatives knew or should have known of the underlying matter or that any representation or warranty is or might be inaccurate or untrue.

(k)            Parties in Interest. The Indemnified Parties shall be express third-party beneficiaries of this Section 10.4; provided that, for administrative convenience of the parties, unless Seller is the Indemnified Party, only Purchaser or its Affiliates (on behalf of the Indemnified Parties) may submit a notice of a Third Party Claim (on behalf of itself or another Indemnified Party) in accordance with the terms of this Section 10.4.

Section 10.5           Characterization of Indemnification Payment. Any indemnification payment made under this Agreement shall be characterized for all applicable Tax purposes as an adjustment to the Purchase Price except as otherwise required by applicable Law.

Article XI
MISCELLANEOUS

Section 11.1           Assignment; Binding Effect. This Agreement, and the rights and obligations hereunder, are not assignable by any party hereto unless such assignment is consented to in writing by the other parties hereto and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon, and shall be enforceable and inure to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, Purchaser or any of its Affiliates may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder, so long as Purchaser is not relieved of any liability hereunder, and (ii) assign or delegate any of its rights or interests, but not its obligations, under this Agreement to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, provided that Purchaser shall remain liable for its duties and obligations under this Agreement. Any assignment or transfer that is not in compliance with the above shall be null and void. For purposes of clarity, and without limiting the generality of the Purchaser’s rights above, Purchaser may assign its rights, and delegate its obligations, under this Agreement to such Persons identified in the Transaction Steps in furtherance of the Restructuring Transactions, and Parent and Seller will, and will cause their applicable Affiliates to, reasonably cooperate with Purchaser in connection with such assignment or delegation.

Section 11.2           Governing Law; Jurisdiction.

(a)            SUBJECT TO THE PROCEDURES THAT APPLY IN Section 2.3, THIS AGREEMENT, THE TRANSACTION AGREEMENTS AND ALL ACTIONS AND RELATED CLAIMS SHALL BE GOVERNED BY, AND ENFORCED, CONSTRUED AND INTERPRETED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICT OF LAWS OF SUCH STATE THAT WOULD PROVIDE FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(b)            Each party hereto agrees that it shall bring any Action and Related Claims exclusively, in the Court of Chancery of the State of Delaware (or if that court does not have jurisdiction, the United States District Court for the District of Delaware, and in each case, any appellate court therefrom, or, if no federal court in the State of Delaware accepts jurisdiction, any state court within the State of Delaware) and (i) irrevocably submits to the exclusive jurisdiction of such court over all Actions and Related Claims, and each party hereto irrevocably agrees that all Actions and Related Claims may be heard and determined by such court, (ii) waives any objection to laying venue in any such Action or Related Claim in such court, (iii) waives, to the fullest extent permitted by applicable Law, any objection that such court is an inconvenient forum or does not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such Action or Related Claim shall be effective if notice is given in accordance with Section 11.4 of this Agreement. Each party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any Action or Related Claim in such court and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action or Related Claim brought in any such court has been brought in an inconvenient forum or that such party is not subject to personal jurisdiction in such court. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and irrevocably agree (A) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, this Agreement, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each party submits for itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court; (B) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (C) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such legal proceeding brought in any such court; (D) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; (E) any such legal proceeding will be governed and construed in accordance with the laws of the State of New York; and (F) agrees that no Debt Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

Section 11.3           WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR RELATED CLAIM. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.3.

Section 11.4           Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other parties shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) on the Business Day after the date mailed, if sent utilizing a next-day service by an internationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail if sent at or prior to 5:00 p.m. local time of the recipient, and on the next Business Day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounce-back” or similar non-transmittal message); or (d) on the earlier of confirmed receipt and the third (3rd) Business Day following the date of mailing, if sent by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses and/or email addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.4):

If to Seller or Parent to:

United Community Banks, Inc.
200 E Camperdown Way
Greenville, SC 29601
Attention: Melinda Davis Lux, Chief Administrative Officer and General Counsel
Email: melinda_davislux@ucbi.com

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
1230 Peachtree Street NE
Atlanta, GA 30309
Attention: Alison LaBruyere
Email: alison.labruyere@squirepb.com

If to Purchaser, to:

c/o Wafra Inc.
345 Park Avenue, 41st Floor
New York, NY 10154
Attention: Edward Tsai; Kisho Watanabe; Anthony Peek; Legal Notices
E-mail: e.tsai@wafra.com; k.watanabe@wafra.com; a.peek@wafra.com; altlegalnotices@wafra.com with a copy (which shall not constitute notice), to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Brien Wassner; David Meehan
E-mail: bwassner@sidley.com; dmeehan@sidley.com

or to such other address, e-mail address or Person as a party shall have last designated by such notice to the other parties.

Section 11.5           Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 11.6           Fees and Expenses. Except as otherwise specified in this Agreement, whether or not the Transactions are consummated, each party hereto shall bear its own costs and expenses (including legal, accounting and other professional fees and expenses) incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the Transaction Agreements and the Transactions; provided that (a) Purchaser shall be responsible for (i) one hundred percent (100%) of the R&W Policy Costs, (ii) one hundred percent (100%) of all filing and other similar fees payable in connection with any filings or submissions under the HSR Act, and (iii) fifty percent (50%) of the costs to procure the Tail Policies and (b) Seller shall be responsible (at all times, including from and after Closing in relation to pre-Closing periods) for all costs, expenses and other Liabilities related to, arising out of or resulting from implementing the Restructuring Transactions, including any related Liabilities for Taxes, Excluded Liabilities and the fees of any legal counsel, financial advisor, bank, accountant, auditor, broker or other consultant or expert retained by Seller or any Company.

Section 11.7           Entire Agreement. This Agreement (including the Exhibits, Annexes and Schedules), together with the other Transaction Agreements, constitute the entire agreement between the parties with respect to the subject matter hereof and, except as explicitly set forth herein, supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 11.8           Interpretation.

(a)            In this Agreement, except as the context may otherwise require, references to:

(i)            the Preamble, Recitals, Articles, Sections, Exhibits, Annexes or Disclosure Schedules are to the Preamble to, a Recital, Article or Section of, or Exhibit, Annex or Disclosure Schedule to, this Agreement, which are incorporated in and made a part of this Agreement;

(ii)           this Agreement are to this Agreement and the Exhibits, Annexes and Disclosure Schedules to it, taken as a whole;

(iii)          any Law includes a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time;

(iv)          the word “or” is disjunctive but is not necessarily exclusive;

(v)           “any” is used in the sense of “any or all”; and “with respect to” any item includes the concept “of” such item or “under” such item or any similar relationship regarding such item;

(vi)          the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(vii)         a covenant requiring an action of Parent or Seller to take, or omit to take, an action, or to cause any other Person to take an action, shall be deemed an obligation of Parent or Seller, as applicable, to take such action, or, if applicable, cause its appropriate Affiliate to take such action; and

(viii)        any Governmental Entity includes any successor to that Governmental Entity.

(b)            The inclusion of any information in any Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material or has resulted in or is reasonably likely to result in a Material Adverse Effect on the disclosing party or its Subsidiaries.

(c)            The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms refer to this Agreement as a whole and not only to any specific Section, Article or other subdivision in which any such terms may be employed.

(d)            The words “include”, “includes”, “including” and their syntactical variants are to be deemed followed by the words “without limitation”, “but is not limited to” and corresponding syntactical variant expressions.

(e)            Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(f)            The word “party” is to be deemed to refer to Parent, Seller or Purchaser (as applicable) and all references to “party” or “parties” shall be a reference to a party or the parties to this Agreement, unless otherwise indicated.

(g)            References to “dollar”, “dollars” and “$” mean the lawful currency of the United States of America.

(h)            References to “made available” (or phrases of similar import) as used in this Agreement (i) to Purchaser means any document or other information that was included no later than three (3) days prior to the date hereof in the Electronic Data Room; and (ii) to Seller means any document or other information that was made available in electronic form to Seller prior to that date.

(i)            All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP.

(j)            A defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Exhibit, Annex, Schedule or Disclosure Schedule.

(k)            If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(l)            All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(m)            This Agreement is the product of joint negotiation and drafting by the parties, each of which is sophisticated and had the assistance of counsel and other advisers who have carefully negotiated the provisions hereof. The parties intend that this Agreement is not construed more strictly with regard to one party than with regard to the other, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement (including under any Laws or other rules relating to the interpretation of contracts).

(n)            No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law.

(o)            The parties agree that changes from earlier drafts to the final version of this Agreement do not necessarily imply that the party agreeing to such change is agreeing to a change in meaning (as the party agreeing to such change may believe the change is stylistic and non-substantive); consequently, no presumption should exist by virtue of a change from a prior draft.

(p)            Reference to “other party” or “other parties” hereto when derived from Parent or Seller shall mean Purchaser and shall mean Seller when derived from Purchaser.

(q)            References to a Person are also to its heirs, executors, personal representatives, administrators, successors and assigns.

(r)            The words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including email and electronic media) in a visible form.

(s)            For the avoidance of doubt, any reference to a “Company” or the “Business” herein shall be a reference to a Company or Business, as applicable, as constituted and in effect prior to and following the Restructuring Transactions, unless otherwise specified.

Section 11.9           Waiver and Amendment; Remedies Cumulative. Unless otherwise provided herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right of a party unless in writing signed by such party waiving or renouncing such right, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, (i) Sections 7.18(e) and this Section 11.9 (or any other provision of this Agreement to the extent a waiver of such provision would modify the substance of the foregoing) may not be waived, in whole or in part, in a manner adverse to any of the Debt Financing Sources without the prior written consent of the adversely affected Debt Financing Sources and (ii) any modification, waiver or termination of this Section 11.9 or Sections 7.18(e), 11.1, 11.2, 11.3, 11.11 or the definition of “Debt Financing Sources” (or any other provision of this Agreement to the extent such modification, waiver or termination would modify the substance of such Sections or such definition) that is adverse to any Debt Financing Sources will not be effective without the prior written consent of such Debt Financing Sources.

Section 11.10           Counterparts. This Agreement may be executed in any number of counterparts, including by means of e-mail in “portable document format” (.pdf) form, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 11.11           Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns, except to the extent expressly set forth otherwise in this Agreement (including provisions benefiting (a) directors, managers, officers, employees and pre-Closing equityholder(s) contained in Section 7.10, (b) the Purchaser Related Parties, with respect to Section 7.28, who may directly enforce the provisions of Section 7.28, (c) Wafra, with respect to Section 7.3(d) and Section 7.18(e), which may directly enforce the provisions of Section 7.3(d) and Section 7.18(e), (d) the Purchaser Related Parties, with respect to Section 10.3(b) and Section 11.17, who may directly enforce the provisions of Section 10.3(b) and Section 11.17, (e) the Purchaser Indemnified Parties, with respect to Section 10.4(a), who may directly enforce the provisions of Section 10.4(a), and the Seller Indemnified Parties, with respect to Section 10.4(b), who may directly enforce the provisions of Section 10.4(b)) and (f) this Section 11.11). Except as provided in the foregoing sentence, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The provisions of Sections 7.5(a), Section 7.18(e), Section 11.1, Section 11.2, Section 11.3, or Section 11.9 are intended to benefit and shall be enforceable against all parties to this Agreement by each Debt Financing Source.

Section 11.12           Specific Performance.

(a)            The parties hereto agree that, if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur, no adequate remedy at law would exist and damages, even if available, would be difficult to determine, and that the parties hereto, prior to termination of this Agreement in accordance with Section 9.1, shall be entitled, without the necessity of posting a bond or other security, to an injunction or injunctions to prevent breaches, and to specific performance and other equitable relief of the terms, of this Agreement, in addition to any other remedy at law or equity, without proof of actual damages or irreparable harm, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party further agrees not to assert (i) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach hereof and (ii) that specific performance by or injunctive relief against such party will not cause any undue hardship to such party.

(b)            Notwithstanding anything in this Agreement to the contrary (including other provisions of this Section 11.12), or in the Equity Commitment Letter or the Limited Guarantee, the parties hereto further agree that unless and until this Agreement is terminated in accordance with Section 9.1, Seller shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Purchaser’s obligations to consummate the Closing on the terms and conditions set forth herein and cause Purchaser to enforce the terms of the Equity Commitment Letter against the Equity Financing Source(s), in each case, if, and only if, (i) the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived by Seller, (ii) Purchaser has failed to consummate the Closing on the date required pursuant to Section 2.4(a), (iii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the other Financings are funded, (iv) Seller has delivered written notice (on or after the date contemplated in clause (ii)) to Purchaser irrevocably confirming that (A) all conditions set forth in Section 8.3 have been satisfied or validly waived and (B) Seller and the Companies are ready, willing and able to perform their respective obligations hereunder to consummate the Closing and shall (and actually do) take all actions required herein within its control to consummate the Closing if specific performance is granted and the Financing is funded and (v) the Agreement has not been terminated in a situation where the Termination Fee has been paid.

(c)            For the avoidance of doubt, (i) the provisions of this Section 11.12 shall continue to apply after the Closing, (ii) Seller shall be entitled to seek specific performance or other equitable relief under this Section 11.12; provided, that, if an Action is brought to seek specific performance or other equitable relief, this Agreement may not be terminated during the pendency of such Action by any party; provided, further, that, if a court of competent jurisdiction does not award specific performance or other equitable relief to Seller in a final order, judgment, injunction or decree, Seller may terminate this Agreement and seek payment of the Termination Fee in accordance with Section 9.4, provided, that, under no circumstances shall any Person be entitled to both a grant of specific performance or other equitable relief of the sort described in this Section 11.12 and any monetary damages, including payment of all or any portion of the Termination Fee, (iii) in no event shall Seller or any other Seller Related Party be entitled to specifically enforce (or to bring any Action in equity seeking to specifically enforce) Purchaser’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded other than as expressly provided in the Equity Commitment Letter and (iv) in no event shall Seller or any other Seller Related Party be entitled to seek to specifically enforce any provision of this Agreement or to obtain an injunction or injunctions, or to bring any Action in equity in connection with the transactions contemplated by this Agreement, against Purchaser or Purchaser Related Party other than by Seller against Purchaser and, in such case, only under the circumstances expressly set forth in and permitted by this Section 11.12.

Section 11.13           Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 11.14           Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the email delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

Section 11.15           Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in 12 C.F.R. § 261.2(c) and information that is prohibited from disclosure as defined in 5 U.S.C. § 552(b)(4) and (b)(6)) (collectively, the “Confidential Supervisory Information”) by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply, but no representation or warranty shall be deemed untrue, incorrect or incomplete as a consequence of the omission of Confidential Supervisory Information.

Section 11.16           Disclaimer of Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article III, Article IV, Article V, Article VI AND Section 11.19(c) (EACH AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULE, FINANCE COMPANY DISCLOSURE SCHEDULE AND REINSURANCE COMPANY DISCLOSURE SCHEDULES, AS APPLICABLE), OR ANY OTHER TRANSACTION AGREEMENT TO WHICH SELLER OR PURCHASER IS A PARTY, AS APPLICABLE, OR ANY CERTIFICATE DELIVERED HEREUNDER, AND SUBJECT TO THE QUALIFICATIONS AND LIMITATIONS IN THIS AGREEMENT, SUCH DISCLOSURE SCHEDULES, THE TRANSACTION AGREEMENTS, AND THE CERTIFICATES, NO PARTY OR ITS REPRESENTATIVES MAKES ANY OTHER REPRESENTATION OR WARRANTY ON BEHALF OF SUCH PARTY, WHETHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SUCH PARTY OR ITS SUBSIDIARIES, THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITIONS (FINANCIAL OR OTHERWISE) OR PROSPECTS, OR WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT OR THE TRANSACTION AGREEMENTS, AND EACH PARTY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANOTHER PARTY, OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO SUCH OTHER PARTY BY ANY SHAREHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE PARTY OR ANY OF ITS AFFILIATES). EACH PARTY HEREBY ACKNOWLEDGES THAT NO IMPLIED WARRANTIES OF MERCHANTABILITY OR IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE ARE BEING PROVIDED.

Section 11.17           Non-Recourse. Except in the case of Fraud and other than as expressly provided for in the Equity Commitment Letter or the Limited Guarantee (in each case, in accordance with its terms and subject to the conditions therein), notwithstanding anything to the contrary contained in this Agreement, (a) this Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties to this Agreement and then only with respect to the specific express obligations set forth herein with respect to such party; and (b) no past, present, or future director, officer, employee, incorporator, manager, member, partner, shareholder, Affiliate, agent, attorney or Representative of any party, or any of their respective heirs, representatives, successors, or permitted assigns will have any liability for any obligations or liabilities of any party under this Agreement or for any Action based upon, in respect of or by reason of the transactions contemplated by this Agreement. For purposes of clarity, nothing in this Section 11.17 shall be deemed to limit or impair the ability of Purchaser, any Affiliate thereof or any of their Representatives to bring a claim (whether in contract, tort, equity, law or otherwise) for Fraud.

Section 11.18           Bulk Sale. Seller shall indemnify, defend and hold Purchaser and (following Closing) the Companies harmless from and against any claims made by Seller’s creditors under Article 6 of the UCC relating to Seller’s payment obligations to such creditors. Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 11.18 shall survive the Closing.

Section 11.19           Parent Guarantee.

(a)            To induce Purchaser to enter into this Agreement, Parent hereby absolutely, unconditionally and irrevocably guarantees the full and prompt payment and performance when due of any and all of Seller’s obligations, covenants, agreements and other liabilities under this Agreement (the “Guaranteed Obligations”). This guarantee is a guarantee of payment when due (and not of collection), and is not conditional or contingent upon any event, contingency or circumstance except as expressly set forth in this Agreement. To the fullest extent permitted by Law, the obligations of Parent under this guarantee shall remain in full force and effect until payment in full of the Guaranteed Obligations. This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of all or any portion of any Guaranteed Obligation is rescinded or must otherwise be returned by Purchaser on the insolvency, bankruptcy or reorganization of Seller or otherwise, all as though the payment had not been made. Parent acknowledges and agrees that Purchaser refuses to enter into this Agreement or to consummate the Transactions unless Parent provides this guarantee and that Parent will benefit personally from Purchaser’s entry into this Agreement and the consummation of the Transactions.

(b)            Parent hereby unconditionally and irrevocably waives, to the fullest extent permitted by Law: (i) promptness, diligence, notice of acceptance, presentment, demand for payment or performance, notice of non-performance, default, protest or dishonor and any other notices or demands of any kind or nature whatsoever with respect to the Guaranteed Obligations, and all notices of acceptance of this guarantee or the existence, creation, incurring or assumption of new or additional obligations under the Agreement agreed upon between Seller and Purchaser, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Purchaser and all suretyship defenses generally; provided, that, for the avoidance of doubt, Parent shall be entitled to any defenses to the payment of any of the Guaranteed Obligations if such defenses are available to Seller under this Agreement, (ii) the benefit of Laws providing for the exemption of property from execution or for valuation and appraisal upon foreclosure, and (iii) except as provided herein, any requirement that Purchaser or any other Person protect, secure, perfect or insure any Encumbrance, if any, or any property subject thereto, or Purchaser or any other Person exhaust any right, power or remedy or proceed against any other Person or collateral or pursue any other remedy in Purchaser’s power whatsoever, prior to any Action against Parent under the terms hereof. Parent agrees that the Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by: (A) any change in the corporate existence, structure or ownership of Seller, (B) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Seller, (C) the existence of any claim or right of set off which Parent or any of its Affiliates may have at any time against Seller (if any), whether in connection with any Guaranteed Obligation or otherwise, (D) the adequacy of any other means Purchaser may have of obtaining payment of any Guaranteed Obligation, (E) the lack of validity or enforceability of this Agreement, (F) the addition, substitution or release of any other Person interested in the Transactions, or (G) any other event or circumstances, whether similar or dissimilar to the foregoing, that might otherwise constitute a defense available to, or a discharge of, Parent hereunder (other than (1) indefeasible payment in full of the Guaranteed Obligation plus all interest, costs and expenses payable hereunder or (2) defenses to the payment of the Guaranteed Obligation that are available to the Seller under this Agreement). Parent agrees that Purchaser may at any time and from time to time, without notice to or further consent of Parent or Seller, extend the time of payment of the Guaranteed Obligations, and may also enter into any agreement with Seller for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms of this Agreement without in any way impairing or affecting the Guaranteed Obligations.

(c)            Parent makes the following representations and warranties to Purchaser as of the date of this Agreement and as of the Closing Date: (i) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, (ii) Parent has all power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (iii) the execution, delivery and performance of this Agreement by Parent have been duly and validly authorized by Parent, no other actions on the part of Parent (and no action on part of any stockholders of Parent) or any subsidiary thereof (except for Seller) are necessary to authorize the execution, delivery and performance of this Agreement, (iv) this Agreement will upon execution and delivery be duly executed and delivered by Parent, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes or will upon such delivery constitute, the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent limited by any Enforceability Exceptions, (v) the execution, delivery and performance of this Agreement by Parent does not (A) violate any provision of Parent’s Organizational Documents, (B) require any filings with any Governmental Entity, (C) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any obligation to repay) or a loss of any benefit to which Parent is entitled under, any of the terms, conditions or provisions of any material Contract to which Parent is a party or by which Parent or any of its properties or assets may be bound (each in respect of the Business), or (D) violate any Law applicable to Parent or by which any of its properties or assets may be bound (in respect of the Business), except in the case of clauses (C) and (D) above, which has had or would reasonably be expected to be, individually or in the aggregate, material to Parent, and (vi) Parent has the financial capacity to pay and perform all of its obligations under this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

UNITED COMMUNITY BANK

By:	/s/ H. Lynn Harton
Name: H. Lynn Harton
Title: Chairman and Chief Executive Officer

UNITED COMMUNITY BANKS, INC. (solely for the purposes of the Specified Provisions)

By:	/s/ H. Lynn Harton
Name: H. Lynn Harton
Title: Chairman and Chief Executive Officer

NAVITAS TOPCO LLC

By:	/s/ Jonathan Zanger
Name: Jonathan Zanger
Title: Authorized Signatory